As filed with the Securities and Exchange Commission on December 4, 2020

Registration No. 333-[_____]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

FORM SF-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

_____________________

GNMAG ASSET BACKED SECURITIZATIONS, LLC

(Exact name of registrant as specified in its charter)

_____________________

Delaware
(State or other jurisdiction of incorporation or organization)

82-2912088
(I.R.S. Employer Identification No.)

Commission File Number of depositor: 333-220994
Central Index Key Number of depositor: 0001718415

_____________________

GNMAG ASSET BACKED SECURITIZATIONS, LLC
(Exact name of depositor as specified in its charter)

Central Index Key Number of sponsor: 0001719617

_____________________

GMTH HOLDINGS, LLC
(Exact name of sponsor as specified in its charter)

_____________________

The Empire State Building
350 Fifth Avenue, 59th Floor
New York, NY 10118
(646) 402-9802
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________

The Corporation Trust Company
1209 Orange Street — Corporation Trust Center
Wilmington, Delaware 19801
(302) 658-7581
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________

Copies to:

Ralph R. Mazzeo, Esq.
Dechert LLP
2929 Arch Street
Philadelphia, Pennsylvania 19104
Telephone: (215) 994-2417

_____________________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If any of the certificates being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form SF-3 is filed to register additional certificates for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of certificates to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee(1)
Agency Security Pass-Through Certificates	$(2)	(2)%	$(2)	$(2)

____________

(1)      Calculated in accordance with Rule 457(s) of the Securities Act of 1933, as amended (the “Securities Act”).

(2)      An unspecified amount of securities of each identified class is being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for such securities in accordance with Rule 456(c) and Rule 457(s) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[CALCULATION OF REGISTRATION FEE]

Title of Each Class of Securities to be Registered	Amount to be Registered		Maximum Offering Price Per Unit		Maximum Aggregate Offering Price		Amount of Registration Fee(1)
	$	[________]	[___]	%	$	[________]	$	[________]
	$	[________]	[___]	%	$	[________]	$	[________]
	$	[________]	[___]	%	$	[________]	$	[________]

____________

(1)      Calculated in accordance with Rule 457(s) under the Securities Act of 1933, as amended.

[NOTE: TO BE UPDATED UPON EACH FILING OF A PROSPECTUS PURSUANT TO RULE 424(h) UNDER THE SECURITIES ACT OF 1933. ONLY CLASSES THAT REQUIRE A CURRENT PAYMENT OF A REGISTRATION FEE WILL BE LISTED IN THE ABOVE TABLE.]

PROSPECTUS

[$_______]
(Approximate)

GNMAG ASSET BACKED SECURITIZATIONS, LLC

Depositor (CIK No. 0001718415)

GMTH Holdings, LLC
Sponsor (CIK No. 0001719617)

GNMAG Asset Backed Securitizations Trust, Series [         ]

Issuing Entity [(CIK No. [_____])]

Agency Security Pass-Through Certificates, Series [         ]

[NAME OF TRUSTEE]
Trustee

This prospectus may be used to offer and sell the Agency Security Pass-Through Certificates, Series [  ] (the “certificates”) offered hereby.

Certificate Class	Price to Public(1)		Underwriting Discount(2)		Proceeds to the Depositor(1)(2)
		%		%		%
		%		%		%
Total [ ]	$		$		$

____________

(1)      Plus accrued interests from [date] to the date of delivery.

(2)      The underwriting discount varies by class and aggregates $____, which constitutes 0. ___% of the aggregate price to the public. The aggregate proceeds to the depositor will be approximately $____, before deducting expenses payable by the depositor, estimated to be $_______ (including reimbursement of certain expenses of the underwriters).

[      ], [      ] and [      ], as underwriters, will purchase the offered certificates from the depositor at a price equal to [    ] % of their face value, plus accrued interest, if applicable, from the closing date and offer such certificates from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.

The Offered Certificates

[       ] classes of the certificates are being offered hereby. The offered certificates, together with their class designations, initial class principal balances, initial pass-through rate and pass-through rate formulae and certain other characteristics are set forth in the table below and on page [     ] of this prospectus. Principal and interest, as applicable, on the offered certificates will be payable [monthly] to the extent described in this prospectus. The first expected distribution date will be [         ].

Class	Class Principal Balance or Notional Amount	Expected Initial Pass-Through Rate or Formulae for First Distribution Date(1)	Final Scheduled Distribution Date(2)	Expected Final Distribution Date(3)	CUSIP Number

____________

(1)      [For variable rate certificates, the following disclosure will be set forth in a footnote: The Class [     ] certificates will accrue interest at a per annum rate of [   %] during the initial variable interest accrual period. During each succeeding variable interest accrual period, the Class [      ] certificates will accrue interest at a rate of [   ]% per annum in excess of [insert specific index from alternatives listed in the prospectus], subject to a maximum rate of [   ]% per annum and a minimum rate of [   ]% per annum. The Class [     ] certificates will be subject to an available funds cap. The trustee will be responsible for implementing and calculating all applicable interest rate adjustments.]

(2)      The final scheduled distribution date for the offered certificates is based upon the first distribution date after the date of the last scheduled payment of the latest maturing Ginnie Mae Certificate.

(3)      The expected final distribution date, based upon a constant prepayment rate of [    ]% annually and the structuring assumptions used in this prospectus, each as described in this prospectus under “Certain Yield and Prepayment Considerations.” The actual final distribution date for each class of certificates may be earlier or later, and could be substantially later, than the applicable expected final distribution date listed above.

The offered certificates will represent obligations of only, and beneficial ownership interests in only, GNMAG Asset Backed Securitizations Trust, Series [    ] (the “issuing entity” or the “trust”) and will not represent ownership interests in or obligations of the sponsor, the depositor, the trustee, the underwriter or any of their affiliates or any other entity. The offered certificates are neither insured nor guaranteed by, and do not represent obligations of the United States government or any other government agency or instrumentality.

The offered certificates are backed by Ginnie Mae Certificates, which are guaranteed by the Government National Mortgage Association (“Ginnie Mae”) for the full and timely payment of the principal of and interest on the Ginnie Mae Certificates deposited in the trust (which guarantee is backed by the full faith and credit of the United States of America) [, and further credit enhancement is provided by the subordination of the classes of offered certificates having lower priority of payment to the classes of offered certificates having a higher priority of payment]. See “Credit Enhancement” in this prospectus.

The certificates will not be listed on any exchange.

The Trust:

•        will issue agency-security pass-through certificates with the classes specified in the table above; and

•        will be established by the depositor as a separate trust to hold assets transferred to the trust by the depositor in connection with the certificates offered hereby.

The assets of the trust will consist primarily of (i) one or more current Ginnie Mae guaranteed mortgage pass-through certificates having the characteristics further described in this prospectus and detailed on Exhibit 1 and (ii) the payments due on those Ginnie Mae certificates. Such Ginnie Mae certificates are referred to in this prospectus as “Ginnie Mae Certificates.” The full and timely payment of principal of and interest on the Ginnie Mae Certificates is guaranteed by Ginnie Mae, which obligation is backed by the full faith and credit of the United States of America.

Elections will be made to treat designated portions of the Trust as one or more separate “real estate mortgage investment conduits” within the meaning of Section 860D of the Internal Revenue Code of 1986, as amended (the “Code”).  The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended, contained in Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined in this prospectus).

Information regarding the offered certificates and the Ginnie Mae Certificates is set forth in this prospectus.

You should carefully consider the risk factors beginning on page 11 of this prospectus.

You are encouraged to consult with your own advisors to determine if the offered certificates are appropriate investments for you and to determine the applicable legal, tax, regulatory and accounting treatment of the offered certificates.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the offered certificates or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Delivery of the offered certificates[, other than the Class [      ] Certificates,] will be made in book-entry form through the facilities of the Depository Trust Company, Clearstream, Luxembourg and the Euroclear System on or about [         ].

[UNDERWRITER]	[UNDERWRITER]	[UNDERWRITER]

[date]

Important Notice Regarding the Offered Certificates

The information contained in this prospectus supersedes any previous information delivered to any prospective investor regarding the offered certificates.

Important Notice About Information Presented in This Prospectus

This prospectus contains information about the offered certificates.

The depositor has not engaged a third party to assist in the review of the Ginnie Mae Certificates. There is no “third-party due diligence report” pursuant to Rule 15Ga-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore no Form ABS-15G has been filed with the Commission.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The information in this prospectus is accurate only as of the date of this prospectus. This prospectus may only be used where it is legal to sell these certificates.

If you require additional information, the mailing address of our principal executive offices is The Empire State Building, 350 Fifth Avenue, 59th Floor, New York, NY 10118 and our telephone number is (646) 402-9802.

See also “Additional Information” on page 110 of this prospectus.

________________________________

Introduction

The trust will issue agency-security pass-through certificates with the classes described in this prospectus. The [__] certificates will be offered for sale by this prospectus. The certificates will consist of the offered certificates.

The certificates will represent in the aggregate the entire beneficial ownership interest in the trust to be established by GNMAG Asset Backed Securitizations, LLC, also known as the depositor. The trust will consist primarily of one [or more] pools of the following types of assets:

•        mortgage backed securities insured or guaranteed by Ginnie Mae listed on Exhibit 1; and

•        payments due on those mortgage backed securities.

[These assets will be acquired by the sponsor from one or more third-party sellers pursuant to one or more Ginnie Mae Certificates purchase agreements. The sponsor will subsequently transfer these assets to the depositor pursuant to a purchase and contribution agreement and the depositor will transfer these assets to the trust to be held in trust for the benefit of the related certificateholders pursuant to a trust agreement, as more fully described in this prospectus.] [These assets will be acquired by the depositor from one or more third-party sellers through open market purchases in over-the-counter transactions that will be evidenced only by trade confirmations that identify the Ginnie Mae Certificates that are the subject of such trade confirmation and set forth the trade date and the settlement date for the transaction, the principal amount of the Ginnie Mae Certificates purchased and the purchase price. Such trade confirmations will not include any other agreements regarding the Ginnie Mae Certificates.] [These assets will be acquired by the depositor from one or more third-party sellers pursuant to one or more Ginnie Mae Certificates purchase agreements. The depositor will subsequently transfer these assets to the trust to be held in trust for the benefit of the related certificateholders pursuant to a trust agreement, as more fully described in this prospectus.] Information regarding the offered certificates, and the general characteristics of the trust assets, is set forth in this prospectus.

The certificates will include the classes described in this prospectus. Each class of certificates will represent the right to receive a specified portion of payments of principal or interest or both on the trust assets in the trust in the manner described in this prospectus under “The Certificates”. [The certificates include one or more classes of certificates entitled to principal distributions, with disproportionate, nominal or no interest distributions, or to interest distributions, with disproportionate, nominal or no principal distributions.] [The certificates include two or more classes of certificates which differ as to the timing, sequential order, priority of payment, pass-through rate or amount of distributions of principal or interest or both.]

The [sponsor’s and the] depositor’s only obligations with respect to the certificates will be pursuant to representations and warranties made by [the sponsor and] the depositor in connection with the [sale of the Ginnie Mae Certificates and the] creation of the trust. Neither the sponsor nor the depositor will be obligated to repurchase any Ginnie Mae Certificates in the event of the breach of any such representations or warranties.

The rate of payment of principal of each class of certificates entitled to a portion of principal payments on the trust assets will depend on the priority of payment of the class and the rate and timing of principal payments on the trust assets, including by reason of prepayments, defaults and liquidations. A rate of principal payments lower or faster than that anticipated may affect the yield on a class of certificates in the manner described in this prospectus. See “Certain Yield and Prepayment Considerations.”

[With respect to the certificates, [one or more] separate] elections may be made to treat the trust or a designated portion of the trust as a REMIC for federal income tax purposes. This prospectus specifies which class or classes of the certificates will be considered to be regular interests in the related REMIC and which class of certificates or other interests will be designated as the residual interest in the related REMIC. See “Material Federal Income Tax Considerations” in this prospectus.

The offered certificates may be offered through one or more different methods, including offerings through underwriters, as more fully described under “Method of Distribution” in this prospectus. Our affiliates may, from time to time, act as agents or underwriters in connection with the sale of the offered certificates. We or our affiliates may retain or hold for sale, from time to time, one or more classes of the certificates. We may offer certain classes of the certificates, if so specified in this prospectus, in one or more transactions exempt from the registration requirements of the Securities Act. Such offerings will not be made pursuant to this prospectus.

There will be no secondary market for the offered certificates before the offering of the certificates. There can be no assurance that a secondary market for any of the offered certificates will develop or, if it does develop, that it will continue. The offered certificates will not be listed on any securities exchange. See “Risk Factors” in this prospectus.

Until ninety days after the date of this prospectus, all dealers that buy, sell or trade the offered certificates, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state or other jurisdiction where such offer, solicitation or sale is not permitted.

Notice to Residents Within European Economic Area and the United Kingdom

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE PROSPECTUS REGULATION (AS DEFINED BELOW). THE OFFERED CERTIFICATES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (“EEA”) OR IN THE UNITED KINGDOM (“UK”).  FOR THESE PURPOSES, A RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU  (“MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN THE PROSPECTUS REGULATION (AS DEFINED BELOW).  CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE OFFERED CERTIFICATES OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED; AND THEREFORE OFFERING OR SELLING THE OFFERED CERTIFICATES OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF OFFERED CERTIFICATES IN ANY MEMBER STATE OF THE EEA OR IN THE UK WILL ONLY BE MADE TO A LEGAL ENTITY WHICH IS A QUALIFIED INVESTOR UNDER THE PROSPECTUS REGULATION (AS DEFINED BELOW). ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN ANY MEMBER STATE OF THE EEA OR IN THE UK OF CERTIFICATES WHICH ARE THE SUBJECT OF AN OFFERING CONTEMPLATED IN THIS PROSPECTUS AS COMPLETED BY FINAL TERMS IN RELATION TO THE OFFER OF THOSE CERTIFICATES MAY ONLY DO SO WITH RESPECT TO QUALIFIED INVESTORS.

NONE OF THE DEPOSITOR, THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DOES ANY OF THEM AUTHORIZE, THE MAKING OF ANY OFFER OF OFFERED CERTIFICATES OTHER THAN TO QUALIFIED INVESTORS.

FOR THE PURPOSES OF THIS PROVISION AND THE PROVISION IMMEDIATELY BELOW, “PROSPECTUS REGULATION”  MEANS REGULATION (EU) 2017/1129 (AS AMENDED).

REGULATION (EU) 2017/2402 (“SECURITIZATION REGULATION”)) RESTRICTS CERTAIN SPECIFIED EU- AND UK-REGULATED INVESTORS FROM INVESTING IN SECURITISATIONS UNLESS THE SPONSOR, THE ORIGINAL LENDER OR THE ORIGINATOR (EACH AS DEFINED THEREIN), AMONG OTHER THINGS, HOLDS A MATERIAL NET ECONOMIC INTEREST IN THE SECURITISATION (THE “EU RETENTION REQUIREMENTS”).

NONE OF THE SPONSOR, THE DEPOSITOR, THE TRUSTEE, THE TRUST OR ANY OTHER PERSON WILL RETAIN OR COMMIT TO RETAIN A MATERIAL NET ECONOMIC INTEREST WITH RESPECT TO THE CERTIFICATES FOR THE PURPOSES OF THE EU RETENTION REQUIREMENTS. ARTICLE 6(5) OF THE SECURITIZATION REGULATION PROVIDES FORAN EXEMPTION FROM THE REQUIREMENT TO HOLD A MATERIAL NET ECONOMIC INTEREST WHEN THE UNDERLYING EXPOSURES IN THE SECURITISATION ARE FULLY, UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY CENTRAL GOVERNMENTS OR CENTRAL BANKS.

INVESTORS SUBJECT TO THE SECURITIZATION REGULATION THAT FAIL TO COMPLY WITH THE REQUIREMENTS IMPOSED ON THEM THEREUNDER MAY FACE A RANGE OF REGULATORY PENALTIES INCLUDING THE IMPOSITION OF A PUNITIVE CAPITAL CHANGE AGAINST THEIR INVESTMENT.

EACH PROSPECTIVE INVESTOR IN THE OFFERED CERIFICATES WHICH IS SUBJECT TO THE SECURITIZATION REGULATION IS REQUIRED TO INDEPENDENTLY ASSESS AND DETERMINE ITS OWN REGULATORY POSITION AND WHETHER (I) THE INFORMATION PROVIDED HEREIN IS SUFFICIENT FOR IT TO COMPLY WITH ITS OBLIGATIONS UNDER THE SECURITIZATION

x

REGULATION, (II) THE UNDERLYING EXPOSURES ARE FULLY, UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY A CENTRAL GOVERNMENT OR CENTRAL BANK, (III) THE EXEMPTION FROM THE EU RETENTION REQUIREMENTS FOR SUCH OFFERED CERTIFICATES IS AVAILABLE, AND (IV) ANY DUE DILIGENCE OR OTHER REQUIREMENTS REMAIN APPLICABLE TO ANY SUCH PROSPECTIVE INVESTOR UNDER THE SECURITIZATION REGULATION.

NONE OF THE ISSUING ENTITY, THE TRUSTEE, THE DEPOSITOR, THE SPONSOR, THEIR RESPECTIVE AFFILIATES, CORPORATE OFFICERS OR PROFESSIONAL ADVISERS OR ANY OTHER PERSON MAKES ANY REPRESENTATION, WARRANTY OR GUARANTEE THAT ANY SUCH INFORMATION IS SUFFICIENT FOR SUCH PURPOSES OR ANY OTHER PURPOSE INCLUDING WHETHER THE UNDERLYING EXPOSURES ARE FULLY, UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY A CENTRAL GOVERNMENT OR CENTRAL BANK OR THE EXEMPTION FROM THE RISK RETENTION REQUIREMENTS FOR SUCH OFFERED CERTIFICATES IS AVAILABLE AND NO SUCH PERSON SHALL HAVE ANY LIABILITY TO ANY PROSPECTIVE INVESTOR OR ANY OTHER PERSON WITH RESPECT TO THE INSUFFICIENCY OF SUCH INFORMATION OR ANY FAILURE OF THE TRANSACTIONS CONTEMPLATED HEREBY TO SATISFY THE EU RETENTION REQUIREMENTS, THE IMPLEMENTING PROVISIONS IN RESPECT OF THE EU RETENTION REQUIREMENTS IN ITS RELEVANT JURISDICTION OR ANY OTHER APPLICABLE LEGAL, REGULATORY OR OTHER REQUIREMENTS. EACH PROSPECTIVE INVESTOR IN THE OFFERED CERTIFICATES WHICH IS SUBJECT TO THE REQUIREMENTS OF THE SECURITIZATION REGULATION SHOULD CONSULT WITH ITS OWN LEGAL, ACCOUNTING, REGULATORY AND OTHER ADVISERS AND/OR ITS NATIONAL REGULATOR TO DETERMINE WHETHER, AND TO WHAT EXTENT, SUCH INFORMATION IS SUFFICIENT FOR SUCH PURPOSES AND ANY OTHER REQUIREMENTS OF THE SECURITIZATION REGULATION OF WHICH IT IS UNCERTAIN.

[Legends for other jurisdictions to be added as necessary.]

Summary of Terms

This summary highlights selected information from this document. It does not contain all of the information that you need to consider in making an investment decision. Please read this entire prospectus as well as the terms and provisions of the trust agreement carefully to understand all of the terms of the certificates. There are material risks associated with an investment in the certificates. You should read the section entitled “Risk Factors” beginning on page 11 of this prospectus and consider the risk factors described in that section before making a decision to invest in the certificates.

Relevant Parties
Title of Certificates	Agency Security Pass-Through Certificates, Series [____].
Depositor	GNMAG Asset Backed Securitizations, LLC, a Delaware limited liability company, is the depositor. The depositor will sell the pool of Ginnie Mae Certificates to the issuing entity.
Sponsor	GMTH Holdings, LLC, a Delaware limited liability company, is the sponsor [and will sell the pool of Ginnie Mae Certificates to the depositor].
Trustee

[______], a [______], is the trustee. The trustee will act as paying agent and prepare monthly distribution statements and certain tax reporting information for certificateholders. The trustee will prepare and file, or cause the filing of, tax returns and periodic SEC reports for the trust. The trustee will be regarded as the “servicer” of the issuing entity for purposes of Section 1101(j) of Regulation AB under the Securities Act and will provide the information required of servicers under Regulation AB.

[Securities Administrator

[The trustee] [[______], a [______],] is the securities administrator (the “securities administrator”). The securities administrator will prepare and file, or cause the filing of, tax returns and periodic SEC reports for the trust. The securities administrator will be regarded as the “servicer” of the issuing entity for purposes of Section 1101(j) of Regulation AB under the Securities Act and will provide the information required of servicers under Regulation AB.]

Issuing Entity

GNMAG Asset Backed Securitizations Trust, Series [___]. The trust will be a New York common law trust formed pursuant to a trust agreement. The trust will issue the certificates and be liable for their payment.

[Sellers]	[If material, there will be included disclosures regarding the sellers of the Ginnie Mae Certificates in accordance with Item 1110 of Regulation AB.]
Asset Representations Reviewer	[_____], a [______], will serve as asset representations reviewer pursuant to the asset representations review agreement.

Certificates

The certificates consist of the classes of certificates listed in the table below. Only the classes of certificates listed in the table below designated “The Offered Certificates” are offered by this prospectus.

The Offered Certificates

Class	Class Principal Balance(1)	Pass-Through Rate or Formula(2)	Final Scheduled Distribution Date(3)	Expected Final Distribution Date(4)	CUSIP Number
[__]	[__]	[__]	[__]	[__]	[__]
[__]	[__]	[__]	[__]	[__]	[__]
[__]	[__]	[__]	[__]	[__]	[__]

Transaction Structure

____________

(1)      These balances are approximate, as described in this prospectus.

(2)      [For fixed rate certificates, the applicable interest rate will be set forth in the table. For variable rate certificates, the following disclosure will be set forth in a footnote: The Class [          ] certificates will accrue interest at a per annum rate of [          %] during the initial variable interest accrual period. During each succeeding variable interest accrual period, the Class [          ] certificates will accrue interest at a rate of [          ] % per annum in excess of [insert specific index from alternatives], subject to a maximum rate of [          ] % per annum and a minimum rate of [          ] % per annum. Payment of interest on the Class [          ] certificates will be subject to an available funds cap. The trustee will be responsible for implementing and calculating all applicable interest rate adjustments.]

(3)      The final scheduled distribution date for each class of certificates is based upon the first distribution date after the date of the last scheduled payment of the latest maturing agency securities.

(4)      The expected final distribution date, based upon a constant prepayment rate of [          ] % annually and the structuring assumptions used in this prospectus, each as described in this prospectus under “Certain Yield and Prepayment Considerations.” The actual final distribution date for each class of certificates may be earlier or later, and could be substantially later, than the applicable expected final distribution date listed above.

Description of Certificates

The depositor will offer agency-security pass-through certificates. The depositor will offer certificates, which will include one or more classes representing a beneficial ownership interest in a trust. The assets of the trust will consist of a segregated pool of Ginnie Mae Certificates and payments due on those securities.

The entitlements applicable to the certificates are described more fully in “The Certificates — General” in this prospectus. The timing and amounts of these distributions may vary among classes.
Interest

Interest on each class of certificates:

•   will accrue [at the applicable certificate interest rate on its outstanding certificate principal balance] [based on the weighted average interest rate of the Ginnie Mae Certificates, subject to an available funds cap based on the actual proceeds received from the Ginnie Mae Certificates less fees and expenses of the trust payable from such proceeds]; and

•   will be distributed to holders of the certificates as provided in “The Certificates — Interest Payments on the Certificates” of this prospectus on the related distribution date.

[Distributions with respect to accrued interest on accrual certificates will be identified in this prospectus. This accrued interest will not be distributed but rather will be added to the certificate principal balance of the related certificates prior to the time when accrued interest becomes payable.]

[Distributions with respect to interest on interest-only certificates with no or, in certain cases, a nominal certificate principal balance will be made on each distribution date on the basis of a notional amount as described in this prospectus.]

See “Certain Yield and Prepayment Considerations,” and “The Certificates” in this prospectus.

Principal

The certificate principal balance of a certificate represents the maximum dollar amount, exclusive of interest, which you are entitled to receive as principal from future cash flow on the assets in the trust.

Generally, distributions of principal will be payable as set forth in this prospectus under “The Certificates — Payment Priorities.”

[If an interest-only certificate does not have a certificate principal balance, it will not receive distributions of principal. See “The Trust and the Trust Assets,” “Certain Yield and Prepayment Considerations” and “The Certificates” in this prospectus.]

Payment Priorities

On each distribution date, and after payment of the fees and expenses, if any, of the trustee and the asset representations reviewer, the trustee will apply the amounts collected in respect of the Ginnie Mae Certificates available for payment generally, as follows: [first to the payment of interest then accrued and payable on the certificates and second to the payment of the principal of the certificates in the following order of priority:]

•   [first to the Class [      ] Certificates until the outstanding principal balance of the Class [      ] Certificates has been reduced to zero;]

•   [second to the Class [      ] Certificates until the outstanding principal balance of the Class [      ] Certificates has been reduced to zero; and]

•   [third to the Class [      ] Certificates until the outstanding principal balance of the Class [      ] Certificates has been reduced to zero.]

See “The Certificates — Payment Priories.”

Cut-off Date	On or about [______].
Closing Date	On or about [ ].
[Dated Date	On or about [ ].]
Distribution Date	On the [25th] day of each month, or if the [25th] day is not a business day, on the succeeding business day, beginning in [ ].
Due Period

With respect to each distribution date, the related due period shall be the period beginning at the opening of business on the [      ] business day preceding the immediately preceding distribution date (or, in the case of the due period which is applicable to the first distribution date, beginning on the closing date) and ending at the close of business on the [      ] day immediately preceding the related distribution date.

Final Scheduled Distribution Date

The distribution date in [            ], based upon the first distribution date after the date of the last scheduled payment of the latest maturity date of any Ginnie Mae Certificate [in Ginnie Mae Certificate group [      ]]. The actual final distribution date could be substantially earlier.

Offered Certificates

The [      ] classes of certificates described in the tables on page [      ] of this summary will be offered under this prospectus. The offered certificates[, other than the Class [      ] Certificates,] will be book-entry certificates clearing through The Depository Trust Company in the U.S. or upon request through Clearstream or Euroclear in Europe. The Class [      ] Certificates will be issued as a single certificate in fully registered, certificated form.

See “The Certificates — Book-Entry Registration” and “— Definitive Certificates” in this prospectus.

Minimum Denominations

The offered certificates[, other than the Class [      ] Certificates,] will be issued in minimum denominations (by principal balance) of $25,000 and integral multiples of $1 in excess of the minimum denomination. [The Class [      ] Certificates will have a minimum denomination of $[      ].] Only with respect to initial European investors, offered certificates must be purchased in minimum total investments of at least $100,000.

Certificate Designations

Each class of certificates will have different characteristics, some of which are reflected in the following general designations. [General designations will vary by transaction.]

•   Offered Certificates

Class [      ], Class [      ], Class [      ], Class [      ] and Class [      ] Certificates.

•   Principal Only Certificates

Class [      ], Class [      ], Class [      ], Class [      ], Class [      ] and Class [      ] Certificates.

•   Interest Only Certificates

Class [      ], Class [      ], Class [      ] and Class [      ] Certificates.

•    Fixed Rate Certificates

Class [      ], Class [      ], Class [      ], Class [      ], Class [      ] and Class [      ] Certificates.

•   Variable Rate Certificates

Class [      ], Class [      ], Class [      ] and Class [      ] Certificates.

•   Book-Entry Certificates

All classes of certificates [other than the Class [      ] Certificates].

•   Residual Certificate

Class [ ] Certificates.

[Payments of interest on the classes of interest-only certificates will primarily be based only on the interest collections from the related Ginnie Mae Certificates.]

[Payments of interest and principal on the Class [      ], Class [      ]], Class [      ], Class [      ], Class [      ] and Class [      ] Certificates will be based on the interest and principal collections from all of the Ginnie Mae Certificates.]

Fees

[The trustee fee for each distribution date is calculated on the outstanding principal amount of each Ginnie Mae Certificate at a per annum rate equal to [__]%. [The trustee is also entitled to additional fees and amounts including income on the amounts held in the trust account and certain permitted investments.] The trustee fee is payable by the trustee from the trust account.]

The trustee will also be entitled to be reimbursed by the issuing entity for costs, expenses and liabilities borne by it in certain circumstances. Fees and expenses payable by the issuing entity to the trustee are generally payable prior to any distributions to certificateholders.

The asset representations reviewer will be entitled to a fee in the amount of $[___] per Ginnie Mae Certificate upon the completion of the review it conducts. [Disclose any retainer fee or similar fee paid to asset representations reviewer, if applicable.]

[This section may be updated to reflect alternative fee arrangements from time to time.]

Investment Company Act Registration Exemption

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act, contained in Section 3(c)(5)(C) of the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. See “Investment Company Act Considerations” in this prospectus for more information. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined under “Volcker Rule Considerations”). See “Volcker Rule Considerations” in this prospectus for more information.

Credit Risk Retention	The issuing entity will be relying on an exclusion or exemption from the risk retention regulations in Regulation RR of the Exchange Act (“Regulation RR”), contained in 17 C.F.R. 246.19(c)(2).
Assets
The Trust

The assets of the trust will consist primarily of current Ginnie Mae Certificates that are insured or guaranteed by the Government National Mortgage Association (“Ginnie Mae”) and the payments due on those Ginnie Mae Certificates. The Ginnie Mae Certificates are “fully modified pass-through” mortgage-backed certificates issued and serviced by Ginnie Mae-approved issuers/servicers of Ginnie Mae certificates (the “Ginnie Mae certificate issuers/servicers”) under the Ginnie Mae I and/or the Ginnie Mae II program. See “The Certificates” in this prospectus.

Exhibit 1, which is a part of this prospectus and is incorporated in this prospectus by this reference, sets forth information about the Ginnie Mae Certificates that are expected to be delivered by the depositor to the trust on the closing date. This information includes descriptions of the type of each Ginnie Mae Certificate, the approximate outstanding principal amount of each Ginnie Mae Certificate, and the approximate weighted average remaining term of each Ginnie Mae Certificate.

On the closing date, the primary assets of the trust will be conveyed to the trust on behalf of the depositor in exchange for the certificates. [The sponsor will have purchased the assets on or about the closing date from one or more Ginnie Mae certificate issuers/servicers at negotiated prices or in the secondary market at negotiated prices. The depositor will have purchased the assets from the sponsor on or about the closing for the fair market value of the assets. The sponsor’s assignment of the Ginnie Mae Certificates and other assets to the depositor will be without recourse to the sponsor or the sellers of the Ginnie Mae Certificates.] [The depositor will have purchased the assets on or about the closing date from one or more Ginnie Mae certificate issuers/servicers at negotiated prices or in the secondary market at negotiated prices.] The depositor’s assignment of the Ginnie Mae Certificates and other assets to the trust will be without recourse to the depositor, the sponsor or the sellers of the Ginnie Mae Certificates. The trust agreement does not provide for the removal or substitution of the Ginnie Mae Certificates deposited in the trust. Neither the sponsor nor the depositor has any obligations to repurchase Ginnie Mae Certificates in the event of any breach of representation or warranty with respect to the Ginnie Mae Certificates.

See “The Trust Agreement” in this prospectus for more information.

The Ginnie Mae Certificates will consist of “fully modified pass-through” mortgage-backed certificates issued and guaranteed by the Government National Mortgage Association, or Ginnie Mae. [The payments due on the Ginnie Mae Certificates from and after the cut-off date will be deposited into the trust account for the benefit of the certificateholders.]

The Ginnie Mae Certificates transferred to the trust, and the anticipated payments on those Ginnie Mae Certificates, based on their stated pass-through rates, approximate outstanding principal amount, approximate weighted average remaining term and their weighted average pass-through rate, will be sufficient, irrespective of the rate of prepayments on such Ginnie Mae Certificates, to make timely distributions of interest on the certificates, to begin distribution of the principal balance of each class of certificates not later than its initial principal distribution date and to distribute the entire principal balance of each such class of certificates not later than its final scheduled distribution date. See “The Description of the Ginnie Mae Certificates” in this prospectus for more information.

Credit Enhancement

Credit enhancement for the certificates will consist of the Ginnie Mae guaranty [and subordination of more junior classes of certificates, if any]. The full and timely payment of the principal of and interest on the Ginnie Mae Certificates is insured or guaranteed by Ginnie Mae. The Ginnie Mae guaranty, which is backed by the full faith and credit of the United States of America, ensures the full and timely payment of principal of and interest on the Ginnie Mae Certificates. The guaranteed payments consist of scheduled monthly principal due or received on the mortgage loans underlying the Ginnie Mae Certificates, any unscheduled prepayments or other recoveries of principal due or received on the underlying mortgage loans, and interest at the rate provided for in the Ginnie Mae Certificates.

[Payments will be made in accordance with “The Certificates — Payment Priorities” in this prospectus. Non-payment on the certificates could result if the underlying mortgage loans do not generate sufficient cash flow to make payments under the Ginnie Mae Certificates and the Ginnie Mae guaranty were not honored. In such a case, a class of certificates that is lower in the sequencing of payments would provide credit support to those classes of certificates having higher position in the sequence of payments relative to that class. The first classes affected by any non-payment on the certificates will be those at the bottom of the sequence of payments, which shall absorb the impact of such non-payment as follows:]

[If applicable, there will be included a bullet point list of the classes of certificates in reverse order of seniority reflecting the incidence of losses in the form of:

•   first, by the holders of the Class [      ] Certificates, to the extent amounts are due to them;

•   second, by the holders of the Class [      ] Certificates, to the extent amounts are due to them; etc.]

See “Credit Enhancement” in this prospectus for more information.

Deficiency Event

Under the trust agreement a deficiency event with respect to the certificates is the inability of the trustee to distribute to holders of one or more classes of certificates issued thereunder in accordance with the terms of such certificates and the trust agreement, [any payment of principal or interest thereon when and as distributable,] in each case because of the insufficiency for such purpose of the funds then held in the trust by a firm of independent accountants appointed by the depositor. Under the trust agreement, the depositor may, but is not required to, contribute funds to cure otherwise address a deficiency event. Upon the occurrence of a deficiency event, a firm of independent accountants is required to determine whether or not the application on a monthly basis (regardless of the frequency of regular distribution dates) of all future scheduled payments on the Ginnie Mae Certificates included in the trust and other amounts receivable with respect to such trust towards payments on such certificates in accordance with the priorities as to distributions of principal and interest set forth in the securities will be sufficient to make distributions of interest at the applicable rates and to distribute in full the principal balance of each such certificate on or before the latest final distribution date of any outstanding certificates.

Following the occurrence of a deficiency event, distributions on the certificates will be made in the manner described under “The Trust Agreement — Deficiency Event” depending on the outcome of this determination. Furthermore, if the foregoing determination by a firm of independent accountants concludes that such scheduled payments on the Ginnie Mae Certificates will be insufficient to make such payments on the certificates, the trustee, at the direction of holders of more than 50% in aggregate principal amount of the then outstanding certificates, shall proceed to sell the trust assets.

See “The Trust Agreement — Deficiency Event” in this prospectus for more information.

Trust Account and Flow of Funds

The trust will include one trust account established and maintained by the trustee on behalf of and for the benefit of the holders of certificates. The trust account will consist of a trust account established by the trustee for the benefit of the certificateholders.

As described in “Administration of the Trust — Accounts” of this prospectus, the trustee will deposit into the trust account all payments and collections received with respect to assets of the trust. On each distribution date, the trustee will distribute such funds, less fees and expenses, to the holders of the certificates. The trust account will be maintained as an [interest bearing] [non-interest bearing] account. [Funds held in the trust account may be invested in certain short-term high-quality obligations. Investments earned on amounts held in the trust account may be for the benefit of persons other than the certificateholders.] See “The Certificates” in this prospectus.

Tax Status

The treatment of the certificates for federal income tax purposes will depend on:

•   whether a Real Estate Mortgage Investment Conduit (“REMIC”) election is made; and

•   if a REMIC election is made, whether the certificates are “regular” interest certificates or “residual” interest certificates.

[The trustee will elect or will cause an election to be made to treat designated portions of the trust as one or more real estate mortgage investment conduits under Section 860A through 860G of the Code (each, a “Trust REMIC”). The [__] certificates will represent “regular interests in the Trust REMIC. The [__] certificates will represent the sole class of “residual interest” in the Trust REMIC.]

Regular Certificates will represent indebtedness of the Trust REMIC. [You will have to report income with respect to a regular interest in accordance with the accrual method of accounting even if you are otherwise a cash method taxpayer.] You should consult your own tax advisors in determining the federal, state, local and any other tax consequences to you of the purchase, ownership and disposition of the certificates.

See “Material Federal Income Tax Considerations” in this prospectus.

ERISA Considerations

If you are a fiduciary of any employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), you should carefully review with your own legal advisors whether the purchase or holding of certificates could give rise to a transaction prohibited or otherwise impermissible under ERISA or the Internal Revenue Code.

See “ERISA Considerations” in this prospectus.

Legal Investment

The certificates offered constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (“SMMEA”), as amended. If your investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities, then you may be subject to restrictions on investment in the certificates. You are encouraged to consult your own legal advisors for assistance in determining the suitability of and consequences to you of the purchase, ownership, and sale of the certificates.

See “Legal Investment Considerations” in this prospectus.

Use of Proceeds

The depositor will use the net proceeds from the sale of the certificates for one or more of the following purposes:

•   to purchase the related assets of the trust; and

•   to pay costs of structuring and issuing the certificates.

See “Use of Proceeds” in this prospectus.

Ratings

The depositor has engaged [a][two] nationally recognized statistical rating organization[s] to assign credit ratings to the offered certificates.

The ratings of the offered certificates will address the likelihood of the payment of principal and interest on the offered certificates according to their terms. [Each][The] engaged rating agency rating the offered certificates will monitor the ratings using its normal surveillance procedures. [Each][The] engaged rating agency may change or withdraw an assigned rating at any time. Any rating action taken by one rating agency may not necessarily be taken by another rating agency. No party to the transaction documents will be responsible for monitoring any changes to the ratings on the offered certificates.

See “Ratings” in this prospectus.

Risk Factors

The offered certificates are not suitable investments for all investors. In particular, you should not purchase any class of offered certificates unless you understand the prepayment, credit, liquidity and market risks associated with that class.

The offered certificates are complex securities. You should possess, either alone or together with your investment advisor, the expertise necessary to evaluate the information contained in this prospectus in the context of your financial situation and tolerance for risk.

The following information, which you should carefully consider, identifies certain significant sources of risk associated with an investment in the offered certificates. In addition, you should consider the potential effects on the Ginnie Mae Certificates, on the mortgage loans underlying such Ginnie Mae Certificates (the “underlying mortgage loans”) and on particular classes of offered certificates if several of the risks described below occur in combination.

If any of the following events or circumstances identified as risks actually occur or materialize, your investment could be materially and adversely affected. We note that additional risks and uncertainties not presently known to us may also impair your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain risk factors, including the risks described below and elsewhere in this prospectus.

Risks Relating to the Ginnie Mae Certificates and the Underlying Mortgage Loans

Aspects of the mortgage loan origination process may result in higher than expected delinquencies or defaults on the underlying mortgage loans

Various factors in the process of originating the mortgage loans underlying the Ginnie Mae Certificates may have the effect of increasing delinquencies and defaults on these mortgage loans. These factors may include any or all of the following:

Appraisal quality:    During the mortgage loan underwriting process, appraisals are generally obtained on each prospective mortgaged property. The quality of these appraisals may vary widely in accuracy and consistency. Because in most cases the appraiser is selected by the mortgage loan broker or lender, the appraiser may feel pressure from that lender to provide an appraisal in the amount necessary to enable the originator to make the mortgage loan, whether or not the value of the property justifies such an appraised value. In addition, in some cases, the mortgage loan broker or lender may not require a full appraisal for the prospective mortgaged property or it may use an automated valuation model, which is a computer generated appraisal report created using formulas based on various factors, including sales trends, title records, neighborhood analysis, tax assessments and other available information regarding the prospective mortgaged property. Inaccurate or inflated appraisals may result in an increase in the number and severity of losses on the mortgage loans.

Non-owner-occupied properties:    Mortgage loans secured by properties acquired by investors for the purposes of rental income or capital appreciation, or properties acquired as second homes, tend to have higher rates of default than properties that are regularly occupied by the related borrowers. Investors who do not occupy the mortgaged property may be less likely to make the mortgage payments instead of paying other obligations, such as the mortgage on their primary residence. Investors who do not occupy the mortgaged property may be more likely to abandon the mortgaged property if they are unwilling or unable to make mortgage payments, increasing the severity of the default.

Fraud:    Fraud committed in the origination process may increase delinquencies and defaults on the mortgage loans. For example, a borrower may present fraudulent documentation to a lender during the mortgage loan underwriting process, which may enable the borrower to qualify for a higher balance or lower interest rate mortgage loan than the borrower would otherwise qualify for. In addition, increasingly frequent incidences of identity theft involving borrowers, particularly in the case of mortgage loans originated by brokers and under streamlined origination programs, may result in an increased number of fraudulent mortgage loans that are not secured by a mortgaged property. To the extent that the trust includes any mortgage loans originated electronically over the Internet, these originations are more likely to be fraudulent. You should consider the potential effect of fraud by borrowers, brokers and other third parties on the yield on your certificates.

Self-employed borrowers:    Self-employed borrowers may be more likely to default on their mortgage loans than salaried or commissioned borrowers and generally have less predictable income. In addition, many self-employed borrowers are small business owners who may be personally liable for their business debt. Consequently, you should consider that a higher number of self-employed borrowers may result in increased defaults on the mortgage loans in the trust.

First time borrowers:    First time home buyers are often younger, have shorter credit histories, are more highly leveraged and have less experience with undertaking mortgage debt and maintaining a residential property than other borrowers. The presence of mortgage loans with first time buyers in the mortgage pool may increase the number of defaults on the mortgage loans.

Although the aspects of the mortgage loan origination process described above may be indicative of the performance of the mortgage loans, information regarding these factors may not be available for the mortgage loans in the trust, unless specified in this prospectus.

The underlying Ginnie Mae Certificates may be subject to early termination

The underlying Ginnie Mae Certificates may be subject to provisions which allow their trustees or issuers to purchase or cause the sale of the underlying agency trust’s trust assets and terminate the underlying agency trust under certain circumstances, including as a result of a low principal balance as specified in the offering documents pertaining to the underlying Ginnie Mae Certificate. Such early termination of the underlying Ginnie Mae Certificates could result in an early prepayment of the offered certificates, which may have certain consequences for repayment of interest and premium on the offered certificates, as well as the yield realized on such offered certificates.

Information regarding historical performance of mortgage loans may not be indicative of the performance of the underlying mortgage loans

A variety of factors may affect the performance of any pool of mortgage loans during any particular period of time. In addition, differing loan characteristics or external factors may cause the performance of the Ginnie Mae Certificates and the underlying mortgage loans to differ from the performance of other securities or loans of a similar type. When examining data regarding the historical performance of pools of mortgage loans, prospective investors should consider, among other things:

•        differences in loan type;

•        the relative seasoning of the pools;

•        differences in interest rates, credit quality and other material pool characteristics, both at formation of a pool and over time;

•        the extent to which the loans in a pool have prepayment penalties;

•        whether the loans are originated by different lenders, and the extent to which the underwriting guidelines differed; and

•        whether the loans were serviced by different servicers.

In particular, prospective investors should consider that, both in the case of comparable pools of mortgage loans and the underlying mortgage loans in the trust, historical loan performance during a period of rising home values may differ significantly from the future performance of similar loans during a period of stable or declining home values. In addition, historical loan performance during a period of rising mortgage interest rates may differ significantly from the future performance of similar loans during a period of stable or declining mortgage interest rates.

Prepayment premiums may affect a borrower’s ability to sell a mortgaged property or refinance a mortgage loan, and may affect the yields on the certificates

Many residential mortgage loans require the payment of a prepayment premium in connection with voluntary prepayments of the mortgage loan made during the period specified in the related mortgage note. These prepayment premiums may discourage borrowers from refinancing their mortgage loans, and in many cases, may discourage borrowers from selling the related mortgaged property, during the applicable prepayment period. In addition, some borrowers who wish to refinance their properties to take advantage of lower interest rates, or who want to sell their mortgaged property, may not be able to afford the prepayment premium and may be more likely to default on the mortgage loan. You should consider the effect of these prepayment premiums on borrowers and the resulting effect on the yields of your certificates.

Mortgage loans with high original loan-to-value ratios may present a greater risk of loss

Some of the underlying mortgage loans may have original loan-to-value ratios greater than 80%. Mortgage loans with high loan-to-value ratios, particularly those in excess of 100%, may be more likely to experience default and foreclosure than mortgage loans with low original loan-to-value ratios.

Moreover, mortgage loans with high original loan-to-value ratios are more likely to be subject to a judicial reduction of the loan amount in bankruptcy or other proceedings than mortgage loans with lower original loan-to-value ratios. However, because Ginnie Mae has guaranteed the full and timely payment of principal and interest on the Ginnie Mae Certificates, if a court relieves a borrower’s obligation to repay amounts otherwise due on a mortgage loan, the amount available to be paid to certificateholders will not be reduced.

Risks related to simultaneous second liens and other borrower debt

At the time of origination of any underlying mortgage loans that are first lien mortgage loans, the originators or other lenders may also have made second lien loans to the same borrowers that may or may not be included in the trust. In addition, other borrowers whose first lien loans are underlying mortgage loans may have obtained secondary mortgage financing following origination of the first lien loans. Borrowers may also increase their aggregate indebtedness substantially by assuming consumer debt of various types. Consequently, investors should consider that borrowers who have less equity in their homes, or who have substantial mortgage and consumer indebtedness, may be more likely to default and may be more likely to submit to foreclosure proceedings.

In addition, the nature of any second lien may influence the prepayment characteristics of the first lien mortgage loan. Borrowers may be more likely to refinance and prepay the first lien when any secondary mortgage financing becomes due in full, and consequently investors should be aware that the rate of prepayment of the first lien mortgage loans may be affected by any associated second lien loans.

Credit scoring models may not provide an accurate risk assessment of borrowers

Credit scoring models are intended to provide a means for evaluating information about a prospective borrower. Credit scores are obtained from credit reports provided by various credit reporting organizations, each of which may employ differing computer models and methodologies. A credit score is designed to assess a borrower’s credit history at a single point in time, using objective information currently on file for the borrower at a particular credit reporting organization. Information utilized to create a credit score may include, among other things, payment history, delinquencies on accounts, levels of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience. However, a credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender. A borrower with a higher credit score is statistically expected to be less likely to default in payment than a borrower with a lower credit score.

In addition, credit scores were developed to indicate a level of default probability over a two-year period, which does not correspond to the life of a mortgage loan. Furthermore, credit scores were not developed specifically for use in connection with mortgage loans, but for consumer loans in general, and assess only the borrower’s past credit history. Therefore, a credit score does not take into consideration differences between mortgage loans and consumer loans generally, or the specific characteristics of the related mortgage loan, such as the loan-to-value ratio, the collateral for the mortgage loan, or the debt-to-income ratio. We cannot assure you that the credit scores of the borrowers will be an accurate predictor of the likelihood of repayment of the related mortgage loans or that any borrower’s credit score would not be lower if obtained as of the date of this prospectus.

Geographic concentration of mortgage loans

The underlying mortgage loans may be concentrated in one or more states. The rate of delinquencies, defaults and losses on the mortgage loans may be higher than if fewer of the mortgage loans were concentrated in those states because the following conditions will have a disproportionate impact on the mortgage loans in general:

•        weak economic conditions in these locations (which may or may not affect real property values), may affect the ability of borrowers to repay their mortgage loans on time;

•        weak economic conditions in certain industries (which may or may not affect real property values), may disproportionately affect the ability of borrowers in these locations to repay their mortgage loans on time;

•        properties in certain jurisdictions may be more susceptible than properties located in other parts of the country to certain types of uninsurable hazards, such as earthquakes, floods, hurricanes, wildfires, mudslides and other natural disasters, which, in turn can result in increased prepayments of mortgage loans;

•        declines in the residential real estate market of a particular geographic area may reduce the values of properties located in that geographic area, which would result in an increase in the loan-to-value ratios or combined loan-to-value ratios, as the case may be;

•        any increase in the market value of properties located in a particular geographic area would reduce the loan-to-value ratios or combined loan-to-value ratios, as the case may be, of the mortgage loans and could, therefore, make alternative sources of financing available to the borrowers at lower interest rates, which could result in an increased rate of prepayment of the mortgage loans;

•        predatory lending laws or other laws which tend to restrict the availability of credit in certain cities, counties or states may limit a borrower’s refinancing options and increase the chances of default and foreclosure; and

•        natural disasters, such as wildfires, severe storms and flooding may disproportionately affect properties in these locations, which could result in an increase in prepayments of the mortgage loans or in delinquencies or defaults on the mortgage loans.

Unpredictability and effect of prepayments

The rate of prepayments on the underlying mortgage loans will be sensitive to prevailing interest rates. Generally, if prevailing interest rates decline, underlying mortgage loan prepayments may increase due to the availability of refinancing at lower interest rates. If prevailing interest rates rise, prepayments on the underlying mortgage loans may decrease.

Borrowers may prepay their mortgage loans in whole or in part at any time; however, some or all of the underlying mortgage loans may require the payment of a prepayment premium in connection with any voluntary prepayments in full, and certain voluntary prepayments in part, made during periods specified in this prospectus. These prepayment premiums may discourage borrowers from prepaying their mortgage loans during the applicable period.

Prepayments on the underlying mortgage loans may occur as a result of solicitations of the borrowers by mortgage loan originators.

A prepayment of an underlying mortgage loan will usually result in a payment of principal on the certificates:

•        If you purchase certificates at a discount, especially any principal-only certificates, and principal prepayments on the underlying mortgage loans are received at a rate slower than you anticipate, then your yield may be lower than you anticipate.

•        If you purchase certificates at a premium, especially any interest-only certificates, and principal prepayments on the underlying mortgage loans are received at a rate faster than you anticipate, then your yield may be lower than you anticipate.

The prepayment experience of the underlying mortgage loans and the Ginnie Mae Certificates included in the trust may differ significantly from that of other mortgage pools.

See “Certain Yield and Prepayment Considerations” in this prospectus for a description of factors that may influence the rate and timing of prepayments on the underlying mortgage loans.

Violation of various Federal, state and local laws may result in losses on the mortgage loans

Applicable state laws generally regulate interest rates and other charges, require certain disclosures, and require licensing of lenders. In addition, other state laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of mortgage loans.

Mortgage loans are also subject to various federal laws, including:

•        the federal Truth-in-Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to borrowers regarding the terms of their mortgage loans;

•        the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•        the Fair Credit Reporting Act, which regulates the use and reporting of information related to the borrower’s credit experience.

In addition, under the anti-predatory lending laws of some states and local governments, the origination of certain mortgage loans (including loans that are not classified as “high cost” loans under applicable law) must satisfy a net tangible benefits test with respect to the related borrower. This test may be highly subjective and open to interpretation. As a result, a court may determine that a mortgage loan does not meet the test even if the related originator reasonably believed that the test was satisfied.

Failure to comply with these laws, to the extent applicable to any of the mortgage loans, could subject the trust, as an assignee of the related mortgage loans, to monetary penalties and could result in the borrowers rescinding the affected mortgage loans. Lawsuits have been brought in various states making claims against assignees of high cost loans for violations of state and local law. Named defendants in these cases have included numerous participants within the secondary mortgage market, including some securitization trusts.

Military action and terrorist attacks

The effects that military action by U.S. forces in regions around the world, terrorist attacks in the United States or other incidents and related military action may have on the performance of the underlying mortgage loans or on the values of mortgaged properties cannot be determined at this time. Investors should consider the possible effects on delinquency, default and prepayment experience of the underlying mortgage loans. Federal agencies and non-government lenders may defer, reduce or forgive payments and delay foreclosure proceedings in respect of mortgage loans to borrowers affected in some way by possible future events. In addition, the activation of additional U.S. military reservists or members of the National Guard may significantly increase the proportion of mortgage loans whose mortgage rates are reduced by application of the Servicemembers Civil Relief Act, as amended, or similar state or local laws. See “Certain Legal Aspects of Mortgage Loans — Servicemembers Civil Relief Act” in this prospectus. The amount of interest available for payment to certificateholders will be reduced by any reductions in the amount of interest collectible as a result of application of the Servicemembers Civil Relief Act, as amended, or similar state or local laws and no party will be required to fund any interest shortfall caused by any reduction.

Developments in the residential mortgage market may adversely affect the performance of the mortgage loans underlying the Ginnie Mae Certificates and could adversely affect the yield on your certificates

Delinquencies, defaults and foreclosures on residential mortgage loans had stabilized following the 2008 financial crisis, including in respect of mortgage loans made to borrowers with relatively good credit profiles and who frequently provided full documentation at origination, but are now expected to rise again as a result of the COVID-19 Outbreak as described under “— Risks Relating to the Coronavirus” in this prospectus.

In addition to higher delinquency, default and foreclosure rates, loss severities on all types of residential mortgage loans may increase if declines in residential real estate values occur, resulting in reduced home equity occur as a result of the COVID-19 Outbreak. Nationwide home price appreciation rates generally were positive during the early stages of the COVID-19 Outbreak, but this trend may reverse at any time. Higher loan-to-value ratios generally result in lower recoveries on foreclosure, and an increase in loss severities above those that would have been realized had property values remained the same or continued to appreciate.

Current market conditions may impair borrowers’ ability to refinance or sell their residential properties, which may also contribute to higher delinquency and default rates and decreased prepayment speeds. In response to increased delinquencies and losses with respect to mortgage loans, as well as higher unemployment rates and increased economic uncertainty, many mortgage loan originators have implemented more restrictive underwriting criteria for mortgage loans, which will likely result in reduced availability of refinancing alternatives for borrowers. This reduction in availability could particularly adversely affect underlying mortgage loans with high loan-to-value ratios where the borrowers have little equity in their properties. These risks would be exacerbated to the extent that prevailing mortgage interest rates increase from current levels. Home price depreciation may also leave borrowers with insufficient equity in their homes to enable them to refinance, particularly to the extent draws are made to fund purchases that do not add to the value of the related mortgaged property. Mortgagors who intend to sell their homes on or before the maturity of their mortgage loan may find that they cannot sell their property for an amount equal to or greater than the unpaid principal balance of their mortgage loans, potentially leading to losses on certain underlying mortgage loans. While some mortgage loan originators and servicers have created or otherwise are participating in modification programs in order to assist borrowers with refinancing or otherwise meeting their payment obligations, not all borrowers will qualify for or take advantage of these opportunities.

In response to these circumstances, federal, state and local authorities have enacted and continue to propose new legislation, rules and regulations relating to the origination, modification, servicing and treatment of mortgage loans in default or in bankruptcy. These initiatives could result in delayed or reduced collections from borrowers, limitations on the foreclosure process and generally increased servicing costs. Certain of these initiatives could also permit the underlying servicers or trustees to take actions, such as with respect to the modification of underlying mortgage loans, which might adversely affect the certificates, without any remedy or compensation to the Certificateholders.

These and other adverse changes in market and credit conditions have had, and may continue to have, the effect of depressing the market values of residential mortgage-backed securities generally, and substantially reducing the liquidity of residential mortgage-backed securities generally. These recent trends and developments may adversely affect the performance, marketability and overall market value of the certificates.

You should consider that the general market conditions discussed above may affect the performance of the underlying mortgage loans and may adversely affect the yield on your certificates.

Risks Relating to the Transaction and the Certificates

Because the certificates will not represent a recourse obligation of the depositor or of others, your recourse will be limited.

The certificates will be obligations only of the trust. The certificate will not represent a recourse obligation of or interest in the sponsor, the depositor, the trustee, any underwriter, or any of their respective affiliates. None of the sponsor, the depositor, the trustee, any underwriter, or any of their respective affiliates will insure or guarantee the certificates. Although the underlying Ginnie Mae Certificates will be insured or guaranteed by Ginnie Mae, the offered certificates are neither insured nor guaranteed by, and do not represent obligations of Ginnie Mae, the United States government or any other government agency or instrumentality. Any obligation of the depositor with respect to the certificates will only be pursuant to certain limited representations and warranties with respect to the assets deposited in the trust. However, none of the depositor, the sponsor nor the initial sellers of the Ginnie Mae Certificates has any obligation to repurchase the Ginnie Mae Certificates in the event of a breach of these representations and warranties. The depositor does not have, and is not expected in the future to have, any assets with which to satisfy any claims arising from a breach of any representation or warranty.

Your certificates are subject to liquidity risk and may be difficult to resell

Asset-backed securities such as the offered certificates are subject to liquidity risk. Illiquidity can have a severely negative impact on the prices and value of the offered certificates. The offered certificates generally will not have an established trading market when issued and there can be no assurance that such a market will develop or, if one does develop, that it will be liquid at all times. The secondary markets for some asset-backed securities have experienced periods of illiquidity in the past and can be expected to do so again in the future, especially during times of adverse financial developments.

Illiquidity can have a severely adverse effect on the prices of certificates that are especially sensitive to prepayment, credit, or interest rate risk. Consequently, absent a sufficiently liquid secondary market, you may not be able to sell your certificates readily or at prices that will enable you to realize your desired yield. The market values of the certificates are likely to fluctuate. Any of these fluctuations may be significant and could result in significant losses to you.

Limited ability to resell certificates

The underwriter will not be required to assist in resales of the certificates, although it may do so. A secondary market for any class of certificates may not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your certificates.

Limited obligations

None of the sponsor, the depositor, the trustee, or any underwriter, or any of their affiliates will have any obligation to [replace or supplement the credit enhancement, or] take any other action to maintain the applicable ratings of the certificates.

Financial regulatory reforms and additional proposed regulations could have a significant impact on the trust, the depositor, the sponsor, the underwriter or on the value of the certificates

In response to the financial crisis, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (as amended, the “Dodd-Frank Act”), which was enacted into law on July 21, 2010 and modified in May 2018 by the Economic Growth, Regulatory Relief and Consumer Protection Act. The Dodd-Frank Act has resulted in, and could continue to result in, comprehensive changes to the regulation of most financial institutions operating in the United States. It has also resulted in, and could continue to result in, new regulation in the business and the markets in which the trust and its affiliates operate. The new law includes significant changes to the regulation of financial institutions including the creation of (1) the CFPB within the Federal Reserve System to regulate consumer financial services and products and (2) the Financial Stability Oversight Council to identify, monitor and address emerging systemic risks posed by the activities of financial services firms and make recommendations to the Federal Reserve System to alleviate those risks. The CFPB has sole rulemaking and interpretive authority under existing and future consumer financial services laws and supervisory, examination and enforcement authority over institutions subject to its jurisdiction. The law also provides for enhanced regulation of derivatives and securitization transactions (including the addition of risk retention requirements, third-party due diligence disclosure requirements, expanded asset-level data requirements and new standards relating to eligibility of certificates as “mortgage-related securities” under the Exchange Act and enhanced oversight of credit rating agencies). In addition, the law provides for the elimination of prepayment penalties for mortgage loans and expanded consumer protection in respect of high-cost loans. In many cases the provisions of the statute will take effect only after regulations are adopted by the applicable Federal agencies.

The impact of the Dodd-Frank Act will depend significantly upon the content and implementation of the rules and regulations issued on its mandate, and how they are enforced by the related administrative agencies from time to time. Since enforcement levels and scope tend to vary based on the political climate, it is not clear going forward how the Dodd-Frank Act and its associated rules and regulations will impact the mortgage-backed securities market and residential mortgage lending generally, and the trust, the depositor, the sponsor, the trustee, the underwriter and their respective businesses and assets specifically. No assurance can be given that any new regulations will not have an adverse impact on these entities or the value of the certificates.

For example, except with respect to certain exempted loan types, including business and commercial loans, the Dodd-Frank Act prohibits lenders from originating residential mortgage loans unless the lender determines that the borrower has a reasonable “ability to repay” (“ATR”) the loan using specified criteria. The rules (the “ATR rules”), among other things, require that originators follow certain procedures and obtain certain documents in order to make a reasonable good-faith determination of a borrower’s ability to repay a mortgage loan. Failure to comply with the ATR rules will (i) result in the lender and its assignee(s) being exposed to, among other things, enhanced civil liability in an amount up to three (3) years of finance charges and fees incurred by the borrower in connection with the mortgage loan, and (ii) give a borrower the ability to bar foreclosure of the mortgaged property for the life of the loan. Under the Dodd-Frank Act, a certain category of loans that feature certain prescribed loan characteristics, such as limited points and fees, loan-to-value ratios and full amortization, known as “qualified mortgages,” is presumed to satisfy these ATR rules. The ATR rules may result in a reduction in the availability of mortgage loan credit generally, and particularly in times of economic hardship (as further described under “— Risks Relating to the Coronavirus” in this prospectus), which may adversely affect the ability of mortgagors to refinance mortgage loans underlying the Ginnie Mae Certificates. No assurance is given as to the effect of this rule on the value of the certificates.

Further, the final servicing rules promulgated by the CFPB to implement certain sections of the Dodd-Frank Act require servicers to, among other things, make good faith early intervention efforts to notify delinquent borrowers of loss mitigation options and, to the extent that loss mitigation options are offered to borrowers, to implement loss mitigation procedures and if feasible, exhaust all loss mitigation options before going to foreclosure. All of the mortgage loans are subject to the CFPB’s servicing rules. Because the CFPB’s servicing rules are relatively new, it is unclear how these rules will be interpreted by the CFPB and the courts. It is possible that a servicer’s failure to comply with the new servicing protocols could adversely affect the value of the related mortgage loans.

There is limited operating history for the sponsor, depositor and issuing entity and for the pool of Ginnie Mae Certificates.

Prospective investors have only a limited performance history for the Ginnie Mae Certificates composing the issuing entity’s assets upon which to base their investment decisions. The sponsor is an entity formed by Thompson Hunt & Associates, LTD. The depositor and the issuing entity are entities formed by the sponsor and depositor, respectively. The sponsor and depositor have [no prior][limited] operating history or track record and the issuing entity has no prior operating history or track record. Accordingly, the sponsor, depositor and issuing entity offer only a limited history of operations for prospective certificateholders to consider in making a decision as to whether or not to invest in the certificates.

Compliance with Laws and Regulations

In general, compliance with any applicable new or newly revised laws and regulations may be costly, because new processes, forms, controls and additional infrastructure may be required to comply with these requirements. Any failure to comply with these laws and regulations could result in penalties, damages, costs, revocation of licenses and damage to reputation. In October 2019, Thompson Hunt & Associates, LTD (“THA”), the sole member of the Sponsor, received a document request from the Securities and Exchange Commission, or the SEC, in connection with its investigation into possible violations of federal securities laws. THA is investigating these matters internally and believes it is cooperating with all requests. No assurance can be given regarding the ultimate outcome of the investigations or any resulting proceedings. Nor can any assurance be given regarding the implications of an adverse conclusion of such investigation or proceedings for THA or any of its subsidiaries and affiliates, including the sponsor, or the interests of the certificateholders.

Ratings on the certificates are dependent on assessments by the rating agencies

The sponsor has engaged [a] [two] nationally recognized statistic rating organization[s], or “NRSRO[s]”, and will pay [it] [them] a fee for rating the offered certificates. The ratings on the offered certificates depend primarily on an assessment by the hired NRSOR[s] of the Ginnie Mae guarantee of the Ginnie Mae Certificates, the underlying Ginnie Mae Certificates and other assets of the trust. The ratings of the certificates by the NRSOR[s]:

•        only address the likelihood of receipt by holders of certificates of distributions in the amount of scheduled payments on the underlying mortgage loans or Ginnie Mae Certificates;

•        do not take into consideration any of the tax aspects associated with the certificates;

•        do not address the possibility that, as a result of principal prepayments, the yield on your certificates may be lower than anticipated;

•        do not address the payment of any basis risk shortfalls with respect to the certificates; and

•        do not comment as to the market price or suitability of the certificates for a particular investor.

Ratings are not recommendations to buy, sell or hold the certificates. A rating may be changed or withdrawn at any time by the assigning NRSRO, including in the event that the sponsor fails to provide any information requested by the NRSRO.

Ratings initially assigned to the certificates will be paid for by the sponsor. The SEC has said that being paid by the issuer or underwriter to issue or maintain a credit rating on asset-backed certificates creates a conflict of interest for rating agencies, and that this conflict is particularly acute because arrangers of asset-backed securities transactions provide repeat business to the rating agencies. It is possible that other rating agencies which have not been engaged by the sponsor will publish unsolicited ratings of the certificates based on information made available to non-hired rating agencies by the sponsor pursuant to SEC Rule 17g-5.

NRSROs, including the hired NRSRO[s], have different methodologies, criteria, models and requirements. If any non-hired NRSRO assigns an unsolicited rating on any class of certificates, there can be no assurance that this rating will not be lower than the rating provided by the hired NRSRO[s] for that class of certificates, which could adversely affect the market value and liquidity of the certificates. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to the hired NRSRO[s] for the purpose of assigning the ratings on, or monitoring the ratings of, the rated certificates, a hired NRSRO could withdraw its ratings of the certificates, which also could adversely affect the liquidity and market value of the certificates.

Potential investors in the certificates are urged to make their own evaluation of the certificates and not to rely solely on the ratings of the certificates.

Actions of the NRSRO[s] can adversely affect the market value or liquidity of the certificates

The hired NRSRO[s] may change their published ratings criteria or methodologies for securities such as the certificates at any time in the future. Furthermore, a hired NRSRO may retroactively apply any these new standards to the ratings of the certificates. This action could result in a substantial lowering (or even withdrawal) of any ratings assigned to any certificate, despite the fact that the certificate might still be performing fully. The rating assigned to any certificate may also be lowered following the occurrence of an event or circumstance despite the fact that an NRSRO previously provided confirmation that an event or circumstance would not result in an adverse change in rating of the certificate. In addition, an NRSRO may, at any time and without any change in its published ratings criteria or methodology, lower or withdraw any rating assigned by it to any class of certificate. If any rating initially assigned to any certificates is subsequently lowered or withdrawn for any reason, Certificateholders may not be able to resell their certificates or may only be able to resell at a substantial discount. Any reduction or withdrawal of the ratings on any class of certificates may significantly reduce the liquidity of those certificates. Additionally, the SEC may determine that a rating agency no longer qualifies as a NRSRO for purposes of the federal securities laws and that determination may also have an adverse effect on the market value and liquidity of the certificates.

Requirements imposed on NRSROs could result in withdrawal of ratings if certain actions are not taken by the trust

Rule 17g-5 of the Exchange Act (as amended, “Rule 17g-5”) promulgated by the SEC requires each hired NRSRO that issues or maintains ratings on a structured finance product to obtain an undertaking from the “arranger” to (i) maintain a password-protected website, (ii) post on that website all information provided to a hired NRSRO in connection with the initial rating of any class of rated certificates and all information provided to a hired NRSRO in connection with the surveillance of its ratings, in each case, contemporaneously with the production of the information to the hired NRSRO and (iii) provide access to the website to any non-hired NRSRO that has made certain certifications to the arranger regarding their use of the information. In this transaction, the “arranger” is the sponsor. The hired NRSROs must be able to reasonably rely on the sponsor’s representation that it will perform the actions in clauses (i) through (iii) above. If the sponsor fails to comply with these requirements, a hired NRSRO may withdraw its ratings of the certificates. In this case, the withdrawal of ratings by a hired NRSRO may adversely affect the value or liquidity of the certificates.

Risks related to the exchangeable certificates

The characteristics of the exchangeable certificates will generally reflect the characteristics of the related exchangeable certificates and vice versa. The exchangeable certificates are not separate legal obligations of the trust but are certificates issued by the trust which represent combinations of classes of exchangeable certificates with the payment rights and obligations of the related exchangeable certificates.

Investors should consider the following factors that will limit a Certificateholder’s ability to exchange exchangeable certificates for related exchangeable certificates and vice versa:

•        at the time of the proposed exchange, a Certificateholder must own the exchangeable certificates of the requisite class or classes in the related exchangeable combination necessary to make the desired exchange and must pay the exchange fee charged by the trustee;

•        a Certificateholder that does not own the exchangeable certificates of the requisite classes in the related exchangeable combination may be unable to obtain the necessary certificates in order to effect the desired change;

•        the holder of needed exchangeable certificates may refuse to sell them at a reasonable price (or any price) or may be unable to sell them;

•        certain exchangeable certificates may have been purchase or placed into other financial structures and thus may be unavailable for exchange;

•        reductions of principal on the certificates will reduce the availability of exchangeable combinations; and

•        only the combinations described in this prospectus are permitted.

Bankruptcy or insolvency proceedings could delay or reduce payments on the certificates

Each transfer of a Ginnie Mae Certificate to the trust will be intended to be an absolute and unconditional sale of that Ginnie Mae Certificate and will be reflected as such in the trust agreement. However, in the event of the bankruptcy or insolvency of a prior owner of a Ginnie Mae Certificate, a trustee in bankruptcy or a receiver or creditor of the insolvent party could attempt to recharacterize the sale of that Ginnie Mae Certificate by the insolvent party as a borrowing secured by a pledge of the Ginnie Mae Certificate. An attempt, even if unsuccessful, could result in delays in payments on the certificates. If an attempt were successful, it is possible that the affected Ginnie Mae Certificate could be sold in order to liquidate the assets of the insolvent entity. In the case of the bankruptcy or insolvency of the applicable transferor, there can be no assurance that the proceeds of a liquidation would be sufficient to repay the certificates in full.

Certain Federal Tax Considerations Regarding Original Issue Discount

Certain classes of certificates may be issued with “original issue discount” for federal income tax purposes, which generally will result in recognition of some taxable income in advance of the receipt of cash attributable to that income. Accordingly, investors must have sufficient sources of cash to pay any federal, state or local taxes with respect to original issue discount. In addition, the original issue discount will be required to be accrued and included in income based on the assumption that no defaults will occur or losses be incurred with respect to the mortgage loans. This could lead to the inclusion of amounts in ordinary income early in the term of the certificate that later prove uncollectible, giving rise to a bad debt deduction which the investor may be required to treat as a capital loss instead of as an ordinary deduction. See “Material Federal Income Tax Considerations” in this prospectus.

Changes to REMIC Restrictions on Loan Modifications and REMIC Rules on Partial Releases May Impact an Investment in the Certificates

The IRS issued Revenue Procedure 2009-45 easing the tax requirements for a servicer to modify a commercial mortgage loan held in a REMIC or a grantor trust by interpreting the circumstances when default is “reasonably foreseeable” to include those where the servicer reasonably believes that there is a “significant risk of default” with respect to the mortgage loan upon maturity of the mortgage loan or at an earlier date, and that by making this modification the risk of default is substantially reduced. Accordingly, if it were determined that a mortgage loan was at significant risk of default and one or more modifications otherwise consistent with the terms of the underlying governing documents are permitted by the related servicer, this modification may impact the timing of payments and ultimate recovery on that mortgage loan, and likewise on one or more classes of certificates.

The IRS has also issued Revenue Procedure 2010-30, describing circumstances in which it will not challenge the treatment of mortgage loans as “qualified mortgages” on the grounds that the mortgage loan is not “principally secured by real property” that is, has a loan-to-value ratio greater than 125% following a release of liens on some or all of the real property securing the mortgage loan. The general rule is that a mortgage loan must continue to be “principally secured by real property” following any lien release, unless the lien release is pursuant to a defeasance permitted under in the original mortgage loan documents and occurs more than two years after the startup day of the REMIC, all in accordance with the REMIC provisions. Revenue Procedure 2010-30 also allows lien releases in certain transactions in which the release is part of a “qualified pay-down transaction” even if the mortgage loan after the transaction might not otherwise be treated as principally secured by a lien on real property. This release and prepayment may occur despite lock-out periods that may otherwise apply. If the value of the real property securing a mortgage loan were to decline, the need to comply with the rules of Revenue Procedure 2010-30 could restrict the servicers’ actions in negotiating the terms of a workout or in allowing minor lien releases in circumstances in which, after giving effect to the release, the mortgage loan would have a loan-to-value ratio greater than 125%. The underlying mortgage loan servicers have no relationship with the trust and do not take direction from or on behalf of the trust.

The IRS has also issued Revenue Procedure 2020-26 easing the tax requirements for a servicer to modify certain mortgage loans held in a REMIC or an “investment trust” by permitting certain forbearances (and related modifications) for up to 6 months that are agreed to by a borrower, and that are made under certain forbearance programs for borrowers experiencing a financial hardship due, directly or indirectly, to the COVID-19 pandemic. Under the revenue procedure, these forbearances (i) in the case of a REMIC, are not treated as resulting in a newly issued mortgage loan for purposes of Treasury Regulations section 1.860G-2(b)(1), are not prohibited transactions under Code Section 860F(a)(2) and do not result in a deemed reissuance of related REMIC regular interests and (ii) in the case of an investment trust, do not manifest a power to vary the investment of the beneficial owners of the trust.

These regulations and additional guidance could affect the timing of payments and ultimate recovery on the underlying mortgage loans, and, in turn, on one or more classes of certificates. Prospective investors should consider the possible impact on their investment of any existing REMIC restrictions as well as any potential changes to the REMIC rules.

REMIC Status

If an entity intended to qualify as a REMIC fails to satisfy one or more of the requirements of the Code, for REMIC status during any taxable year, the Code provides that the entity will not be treated as a REMIC for that year and any year thereafter. In that event, a REMIC, would likely be treated as an association taxable as a corporation under Treasury regulations, and some or all of the certificates may be treated as stock interests in those associations and not as debt instruments. The Code authorizes the granting of relief from disqualification if failure to meet one or more of the requirements for REMIC status occurs inadvertently and steps are taken to correct the conditions that caused disqualification within a reasonable time after the discovery of the disqualifying event. The relief may be granted by either allowing continuation as a REMIC or by ignoring the cessation entirely. However, any relief may be accompanied by sanctions, such as the imposition of a corporate tax on all or a portion of the REMIC’s income for the period of time during which the requirements for REMIC status are not satisfied. While the United States Department of the Treasury is authorized to issue regulations regarding the granting of relief from disqualification if the failure to meet one or more of the requirements of REMIC status occurs inadvertently and in good faith, no regulations have been issued. Failure to maintain REMIC status could have material adverse financial consequences to the holders of the certificates.

A downgrade of the sovereign-debt rating of the United States could affect the value of the certificates

In August 2011, Standard & Poor’s downgraded their credit rating of the U.S. federal government from AAA to AA+ for the first time in history. Both of Moody’s and Fitch Ratings issued a “negative” outlook on their ratings of the U.S. federal government in 2011, though both declined to lower their respective credit ratings. Both of Moody’s and Fitch Ratings subsequently removed the “negative” outlook from its credit rating and grated the U.S. federal government a “stable” outlook, but in 2020 Fitch Ratings reissued a “negative” outlook in response to the U.S. government’s increasing debt. There can be no certainty that any NRSRO that continues to rate the U.S. federal government in its highest rating category will continue to do so or that any NRSRO that has downgraded its credit rating of the U.S. federal government will not downgrade it further. Since repayment of the Ginnie Mae Certificates is guaranteed by Ginnie Mae and this guarantee is backed by the full faith and credit of the U.S. federal government, a downgrade of the credit rating of the U.S. government could reduce the value of that guarantee. A reduction in the reliability or perceived value of the guarantee could have a negative impact on the price at which the certificates are traded in the secondary market, if one ever develops.

Investment Company Act

The trust has not registered with the SEC as an investment company pursuant to the Investment Company Act, in reliance on an exemption or an exclusion under the Investment Company Act contained in Section 3(c)(5)(C), although there may be additional exclusions or exemptions available to the trust. The trust was structured so as not to constitute a “covered fund” for purposes of the Volcker Rule.

If the SEC or a court of competent jurisdiction were to find that the trust is required, but in violation of the Investment Company Act had failed, to register as an investment company, possible consequences include, but are not limited to, the following: (i) an application by the SEC to a district court to enjoin the violation; and (ii) any contract to which the issuing entity is party that is made in violation of the Investment Company Act or whose performance involves a violation being unenforceable by any party to the contract unless a court were to find that under the circumstances enforcement would produce a more equitable result than non-enforcement and would not be inconsistent with the purposes of the Investment Company Act. Should the trust be subjected to any or all of the foregoing, the trust and the certificateholders could be materially and adversely affected.

The certificates may not be suitable investments

The certificates may not be a suitable investment if you do not have sufficient resources or expertise to evaluate the particular characteristics of the offered certificates or if you require a regular or predictable schedule of payment, or payment on any specific date. Because an investment in these types of certificates involves significant risks and uncertainties, it should only be considered by sophisticated investors. You are encouraged to consult with your financial, tax and legal advisors and to carefully analyze the Ginnie Mae Certificates and the certificates and understand the risks. In addition, you should not purchase classes of certificates that are susceptible to special risks, such as interest-only certificates and principal-only certificates, unless you have the financial ability to absorb a substantial loss on their investment. Because the mortgage loans underlying the Ginnie Mae Certificates may include a substantial proportion of mortgage loans whose future performance is difficult to predict, the yields and the aggregate amount and timing of principal distributions on your certificates may be subject to substantial variability from period to period and over the lives of the certificates. This may be the case due, for example, to the following reasons:

•        The yield to maturity of offered certificates purchased at a price other than par will be sensitive to the uncertain rate and timing of principal prepayments on the mortgage loans underlying the Ginnie Mae Certificates.

•        The rate of principal distributions on and the weighted average lives of the offered certificates will be sensitive to the uncertain rate and timing of principal prepayments on the mortgage loans underlying the Ginnie Mae Certificates and the priority of principal distributions among the classes of certificates entitled to principal. Accordingly, the offered certificates may be an inappropriate investment if you require a distribution of a particular amount of principal on a specific date or an otherwise predictable stream of distributions.

You may not be able to reinvest distributions on an offered certificate at a rate at least as high as the pass-through rate applicable to your certificate, since distributions generally are expected to be greater during periods of relatively low interest rates.

General Market Risks

Market demand for asset-backed securities such as the certificates may be reduced due to adverse market and economic conditions and negative publicity relating to the asset backed markets in general, which may limit your ability to resell your certificates or reduce the market price of your certificates.

The capital and credit markets, and the asset-backed securities market in particular, have from time to time experienced and continue to experience disruptions and volatility, and the United States economy may from time to time experience a downturn or enter a recession. Additionally, asset-backed securities and securitizations have from time to time received substantial negative publicity, and, as a result, may be perceived negatively in the marketplace or by certain investors. Certain government programs are designed to ameliorate these developments. If, however, these trends continue or worsen, this may result in reduced market demand for asset-backed securities, including your certificates. As a result, your ability to resell your certificates may be limited and the market price of your certificates may decline.

Turbulence in the financial markets and economy may adversely affect the performance and market value of the certificates, and these conditions may not improve in the near future, and may worsen

Even though economic indicators show that the United States had emerged from the recession caused by the financial crisis of 2008, the COVID-19 Outbreak led to another recession. Although the United States economy has returned to positive economic growth, there can be no assurance that this will continue. Additionally, continuing economic disruption associated with the COVID-19 Outbreak could result in a significant rise in delinquencies and defaults on mortgage loans as a result of factors such as persistent high unemployment rates, high levels of foreclosures, and large inventories of unsold properties. Continued concerns about the availability and cost of credit, the U.S. mortgage market, some real estate markets in the U.S., economic conditions in the U.S. and Europe, the impact of the COVID-19 Outbreak (as further described under “— Risks Relating to the Coronavirus” in this prospectus) and the systemic impact of inflation or deflation, energy costs and geopolitical issues have contributed to increased market volatility and diminished expectations for the U.S. economy. Increased market uncertainty and instability in both U.S. and international capital and credit markets, combined with declines in business and consumer confidence and increased unemployment, have contributed to volatility in domestic and international markets.

In addition to the foregoing, as a result of the COVID-19 Outbreak as described under “— Risks Relating to the Coronavirus” in this prospectus, there are continued concerns about the stability of the real estate markets in the United States and economic conditions in the United States, Europe and Asia which have contributed to increased market volatility and diminished growth expectations for the U.S. economy.

As a result of current market conditions, the cost and availability of mortgage credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets and the strength of counterparties has led many lenders and institutional investors to reduce, and in some cases cease, lending to mortgagors. Continued turbulence in the U.S. and international markets and economies may negatively affect the U.S. housing market and the credit performance and market value of residential mortgage loans.

There is particular uncertainty about the prospects for growth in the U.S. economy. A number of factors influence the potential uncertainty, including, but not limited to, rising government debt levels, prospective Federal Reserve policy shifts, the withdrawal of government interventions in the financial markets, changing U.S. consumer spending patterns, and changing expectations for inflation and deflation. Income growth and employment prospects affect mortgagors’ ability to repay mortgage loans, and there is risk that economic activity could be weaker as a result of the COVID-19 Outbreak. See “— Risks Relating to the Coronavirus” in this prospectus.

These factors and general market conditions could adversely affect the performance and market value of the certificates, in particular due to the effects such conditions can have on the prepayment speed of the Ginnie Mae Certificates. There can be no assurance that governmental or other actions will improve these conditions in the near future.

Risks Relating to the Coronavirus

There has been a global outbreak of COVID-19 (“COVID-19 Outbreak”) which began in China and quickly spread to many countries throughout the world including the United States and Europe. As further described below, this outbreak has led (and may continue to lead) to disruptions in the global economy, including extreme volatility in the stock market and capital markets and significant global supply chain disruptions. On March 11, 2020, the World Health Organization declared COVID-19 to be a global pandemic. Federal and state governmental bodies have since passed a number of measures designed to provide stimulus and financial relief to state and local governments, businesses and individuals, although the availability of additional stimulus and support measures is uncertain. Some legislation has also included forbearance programs and policies, payment forbearance, and moratoriums on foreclosures and evictions, which provides for, among other things, borrowers on federally backed mortgage loans to obtain forbearance for specified periods time, which periods may be extended if the COVID-19 Outbreak has a longer than anticipated duration. In a similar manner, it is anticipated that mortgagors with non-federally guaranteed mortgage loans that have experienced financial difficulties due to the COVID-19 Outbreak will also request forbearance or other relief with respect to their mortgage payments.

The Federal Reserve has recently taken emergency action to further cut its benchmark rate down to a range of between 0% and 0.25%, to inject additional funds into the short-term lending markets and to implement quantitative easing and other measures to support financial institutions, other businesses and the credit markets.

Additionally, the U.S. federal government, as well as many state and local governments have adopted a number of emergency measures and recommendations in response to the COVID-19 Outbreak, including imposing travel bans, “shelter in place” restrictions, curfews, cancelling events, banning large gatherings, closing non-essential businesses and generally promoting social distancing (including in the workplace, which has resulted in a significant increase in employees working remotely). While some states have begun a phased relaxation of these measures, substantial restrictions on economic activity remain in place or, in some cases, have been re-imposed due to the rising incidence of infections. Although it cannot be predicted, additional policy action at the federal, state and local level may be implemented in the near future. Concern about the potential effects of the COVID-19 Outbreak and the effectiveness of measures being put in place by governmental bodies and reserve banks at various levels as well as by private enterprises to contain or mitigate its spread has adversely affected economic conditions and capital markets globally, and has led to increased rates of unemployment and significant volatility in global financial markets. There can be no assurance that the containment measures or other measures implemented from time to time, including mass vaccinations, will be successful in limiting the spread of the virus within any time period and what effect those measures will have on the economy generally or on any particular mortgage loan. The disruption and volatility in the credit markets and the reduction of economic activity in severely affected sectors may continue for an extended period or indefinitely and worsen the recession in the United States and/or globally.

Furthermore, as a result of the measures discussed above, many organizations (including banks, trustees, servicers, courts and federal and state agencies) have either closed or implemented policies requiring their employees to work at home. Such closures and remote working policies may lead to delays in otherwise routine functions that are not foreseeable at this time, including routine support functions on securitization transactions. In addition, to the extent that federal, state and local administrative offices and courts are closed or are operating under reduced schedules, any foreclosures, recordings of assignments and similar activities may not be processed until such offices and courts reopen, and may be further delayed as such offices and courts address any backlogs of such actions that accumulated during the period they were closed or operating under reduced schedules. As a result, there can be no assurance that such otherwise routine functions, including foreclosures, will be performed or processed on a regular or predictable timeframe. The disruption in day-to-day business activities may also have an impact on the ability of parties to this transaction to perform their responsibilities. If any transaction party or other relevant party (such as any underlying servicer) is unable to adequately perform its obligations due to a remote working environment, this may adversely impact the prepayment speed of the underlying mortgage loans and the timing and amount of distributions on the certificates.

In a release dated March 27, 2020, Fitch Ratings affirmed all of its U.S. RMBS servicer ratings and revised the outlooks to “Negative” where a Negative outlook did not already exist due to the evolving economic stresses and operating conditions caused by the COVID-19 Outbreak.

In addition, in connection with all the circumstances described above, you should be aware in particular that:

•        if you desire to sell your certificates, you may be unable to do so or you may be able to do so only at a substantial discount from the price you paid, and this may occur within a relatively short period following the issuance of the certificates and for reasons unrelated to the then current performance of the certificates, the underlying mortgage loans or the Ginnie Mae Certificates;

•        if you desire to obtain financing for your certificates, you may be unable to do so or you may be able to do so only at higher interest rates and/or at a greater discount to market value, and this may occur within a relatively short period following the issuance of the certificates and for reasons unrelated to the then current performance of the certificates, the underlying mortgage loans or the Ginnie Mae Certificates;

•        such circumstances may result in increased or decreased prepayment activity with respect to the underlying mortgage loans, which may affect the performance and market value of the Ginnie Mae Certificates and the certificates.

In light of the circumstances described above, the risks we describe elsewhere under “Risk Factors” in this prospectus are heightened substantially, and you should review and carefully consider such risk factors in light of such circumstances.

Combination or “layering” of multiple risk factors may significantly increase your risk of loss

Although the various risks discussed in this prospectus are generally described separately, prospective investors in any class of certificates should consider the potential effects on those certificates of the interplay of multiple risk factors. Where more than one significant risk factor is present, the risk of loss to an investor may be significantly increased.

For example, a particular mortgage loan pool may include loans that not only have relatively high loan-to-value ratios or were originated concurrently with second lien loans not included in the trust. Many of these mortgage loans may also have been originated in regions that are experiencing home price depreciation.

There are many other circumstances in which layering of multiple risks with respect to an asset pool and the related certificates may magnify the effect of those risks. In considering the potential effects of layered risks, prospective investors should carefully review the descriptions of the pooled assets and the certificates offered in this prospectus, including on Exhibit 1.

Forward-Looking Statements

Some of the statements contained or incorporated by reference in this prospectus consist of forward-looking statements relating to future economic performance or projections and other financial items. These statements can be identified by the use of forward-looking words such as “may,” “will,” “should,” “expects,” “believes,” “anticipates,” “estimates,” “assumed characteristics,” “structuring assumptions,” “prepayment assumption,” or other comparable words. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual results to differ from projected results. Those risks and uncertainties include, among others, general economic and business conditions, competition, changes in political, social and economic conditions, regulatory initiatives and compliance with governmental regulations, customer preferences and various other matters, many of which are beyond our control. Because we cannot predict the future, what actually happens may be very different from what we predict in our forward-looking statements.

The Trust and the Trust Assets

GNMAG Asset Backed Securitizations Trust, Series [   ] (the “trust” or the “issuing entity”) is a common law trust formed under New York state law. The issuing entity will issue its Agency Security Pass-Through Certificates, Series [         ] on the closing date pursuant to a trust agreement between the depositor and the trustee, dated as of the closing date. On the closing date, pursuant to the trust agreement, the depositor will deposit into the trust the Ginnie Mae Certificates described in this prospectus, which will constitute the primary assets of the trust. [The payments due on the Ginnie Mae Certificates from and after the cut-off date will be deposited into the trust account for the benefit of the certificateholders.]

General

The trust will be administered by the trustee.

The agency-security pass-through certificates will represent the entire beneficial ownership interest in the trust. See “The Trust Agreement” in this prospectus.

The property of the trust will consist of (including any combination of):

•        amounts due and payable with respect to the primary assets as of [______] (the “cut-off date”);

•        amounts held from time to time in the trust account or other account established for the certificates;

•        [investments held in any fund or account or any guaranteed investment contract and income from the reinvestment of these funds];

•        the rights of the trust under any contracts it is a party to and the right to receive contractual damages under those contracts, if applicable; and

•        amounts contributed by the depositor, if any, in the event of a deficiency event.

The “primary assets” in the trust will consist of current Ginnie Mae certificates (which may be Ginnie Mae I certificates or Ginnie Mae II certificates) which are described on Exhibit 1.

The primary assets are Ginnie Mae Certificates, but no Ginnie Mae certificates that are delinquent will be included in the pool for the trust.

The terms of the Ginnie Mae Certificates cannot be modified.

See “The Trust Agreement — Assignment of Primary Assets.”

Exhibit 1 to this prospectus specifies the material terms of the primary assets. This information includes:

•        disclosure regarding the aggregate approximate initial principal amounts or notional amounts, as applicable, of and the types of the Ginnie Mae Certificates to be included in the trust;

•        disclosure regarding the pool number, CUSIP number, the reporting period, the issuer and issue date of the Ginnie Mae Certificates to be included in the trust;

•        disclosure regarding the term in months, maturity date, payment frequency and delinquency status of the Ginnie Mae Certificates to be included in the trust

•        disclosure regarding whether the Ginnie Mae Certificates to be included in the trust are entitled only to interest payments, or only to principal payments, or both interest and principal payments;

•        disclosure regarding the interest rate or range of interest rates, accrual type and interest rate type of the Ginnie Mae Certificates to be included in the trust;

•        disclosure regarding the applicable distribution date, denomination, currency, trustee, and callability for the Ginnie Mae Certificates to be included in the trust; and

•        disclosure regarding the extent to which, if any, the obligations evidenced by the Ginnie Mae Certificates to be included in the trust are backed by the full faith and credit of the United States.

[Information described above to be inserted in this section.]

In addition to the items reported in the prospectus that are listed above, the Form ABS-EE filings and the Form 10-D filings will include the following information:

•        disclosure regarding actual payments of principal and interest paid to the trustee for distribution to the certificateholders; and

•        disclosure regarding the beginning asset balance for the related reporting period.

Ginnie Mae Certificates

General

The Ginnie Mae Certificates are Ginnie Mae guaranteed mortgage pass-through certificates evidencing beneficial ownership interests in pools of first lien, one- to four-family, [fixed rate] [adjustable rate] residential mortgage loans, and the payments due thereon, that are issued and serviced by Ginnie Mae certificate issuers/servicers of Ginnie Mae certificates under the Ginnie Mae I and/or the Ginnie Mae II program. The full and timely payment of principal of and interest on the Ginnie Mae Certificates is guaranteed by Ginnie Mae, which obligation is backed by the full faith and credit of the United States of America. The Ginnie Mae Certificates will be based on and backed by a pool of eligible mortgage loans and will provide for the payment by or on behalf of the Ginnie Mae certificate issuer to the registered holder of the Ginnie Mae certificate of monthly payments of principal and interest equal to the aggregated amount of the monthly constant principal and interest payments on each mortgage loan, less servicing and guarantee fees equal to the excess of the interest on the mortgage loans over the Ginnie Mae certificate’s pass-through rate. Each repayment to a holder of a Ginnie Mae certificate will include pass-through payments of any prepayments of principal on the mortgage loans underlying the Ginnie Mae certificate and the remaining principal balance in the event of a foreclosure or other disposition of a mortgage loan.

The Ginnie Mae certificates do not constitute a liability of, or evidence any recourse against, the Ginnie Mae certificate issuer, the sponsor, the depositor, the trustee, any underwriter or any of their respective affiliates, and the only recourse of a registered holder, such as the trustee or its nominee, is to enforce the guarantee of Ginnie Mae.

Ginnie Mae approves the issuance of each Ginnie Mae certificate in accordance with a guaranty agreement (the “Guaranty Agreement”) between Ginnie Mae and the Ginnie Mae certificate issuer of the Ginnie Mae certificate. Pursuant to the Guaranty Agreement, the Ginnie Mae certificate issuer is required to advance its own funds in order to make timely payments of all amounts due on the Ginnie Mae certificate, whether or not the payments received by the Ginnie Mae certificate issuer on the underlying mortgage loans equal the amounts due on the Ginnie Mae certificate. If a Ginnie Mae certificate issuer is unable to make a payment as it becomes due, it must promptly notify Ginnie Mae and request Ginnie Mae to make the payment. Upon notification and request, Ginnie Mae will make payments directly to the registered holder of the Ginnie Mae certificate. In the event no payment is made by a Ginnie Mae certificate issuer and the Ginnie Mae certificate issuer fails to notify and request Ginnie Mae to make a payment, the holder of the Ginnie Mae certificate has recourse only against Ginnie Mae to obtain the payment. The trustee or its nominee, as registered holder of the Ginnie Mae certificates, may proceed directly against Ginnie Mae under the terms of any Ginnie Mae certificate or the Guaranty Agreement relating to the Ginnie Mae certificate for any amounts that are not paid under the Ginnie Mae certificate.

Monthly installment payments on a Ginnie Mae certificate will be comprised of interest due as specified on the Ginnie Mae certificate plus the scheduled principal payments on the mortgage loans backing the Ginnie Mae certificate due on the first day of the month in which the scheduled monthly installment on the Ginnie Mae certificate is due. The monthly installments on the Ginnie Mae certificate will be paid each month to the trustee or its nominee as registered holder. In addition, any principal prepayments or any other early recovery of principal on the mortgage loans backing the Ginnie Mae certificate received during any month will be passed through to the registered holder of the Ginnie Mae certificate the following month.

With respect to Ginnie Mae certificates issued under the Ginnie Mae I program, the Ginnie Mae certificate issuers/servicers must make scheduled monthly payments of principal and interest, plus pass-throughs of prepayments of principal and proceeds of foreclosures and other dispositions of the mortgage loans, to registered holders no later than the fifteenth day of each month. Ginnie Mae certificates issued under the Ginnie Mae II program provide for payments to be mailed to registered holders by the paying agent, no later than the twentieth day of each month. A further difference between the two programs is that, under the Ginnie Mae I program single issuer approach, an individual Ginnie Mae issuer assembles a pool of mortgages against which it issues and markets Ginnie Mae I certificates while, under the Ginnie Mae II program, multiple issuer pools may be formed through the aggregation of loan packages of more than one Ginnie Mae issuer. Under this option, packages submitted by various Ginnie Mae issuers/servicers for a particular issue date and interest rate are aggregated into a single pool that backs a single issue of Ginnie Mae II certificates. However, single issuer pools may be formed under the Ginnie Mae II program as well. [Approximately [    ] percent ([    ] %) of the Ginnie Mae Certificates included in the trust will be acquired through open market purchases in an over-the-counter transactions that will be evidenced by only trade confirmations that identify the Ginnie Mae Certificates that are the subject of such trade confirmation and sets forth the trade date and the settlement date for the transaction, the principal amount of the Ginnie Mae Certificates purchased and the purchase price. Such trade confirmations will not include any other agreements regarding such Ginnie Mae Certificate.] [Approximately [    ] percent ([    ]%) of the Ginnie Mae Certificates included in the trust will be acquired pursuant to a Ginnie Mae Certificate purchase agreement substantially in the form of the Ginnie Mae Certificate purchase agreement filed as an exhibit to the registration statement to which this prospectus relates. Such agreement will identify the Ginnie Mae Certificates being purchased and set forth certain information relating to such Ginnie Mae Certificates. In addition, the seller under such agreement will warrant that it has good title to, and is the sole owner of, each of such Ginnie Mae Certificates, free and clear of any liens and that upon the completion of such sale to the depositor, the depositor will acquire all of the seller’s right, title and interest in such Ginnie Mae Certificates, free and clear of any liens.]

For more information about the Ginnie Mae Certificates that are expected to be delivered by the depositor to the trust on the closing date you should refer to “The Certificates” in this prospectus and to Exhibit 1 to this prospectus, which exhibit is a part of this prospectus and is incorporated in this prospectus by this reference. Such information includes certain identifying information with respect to each Ginnie Mae Certificate, including type, pool no. CUSIP no., issue date, the approximate initial outstanding principal amount, approximate weighted average remaining term to stated maturity, the pass-through rate, the stated maturity date and the distribution dates.

The Ginnie Mae Certificates that are expected to be transferred to the trust were selected because the anticipated payments on the Ginnie Mae Certificates, based on their stated-pass-through rates, approximate outstanding principal amount, approximate weighted average remaining term and their weighted average pass-through rate, and are expected to be sufficient, irrespective of the rate of prepayments on such Ginnie Mae Certificates, to make timely distributions of interest on the certificates, to begin distribution of the principal balance of each class of certificates not later than its initial principal distribution date and to distribute the entire principal balance of each such class of certificates not later than its final distribution date. In addition, such Ginnie Mae Certificates were selected because the full and timely payment of principal of and interest on the Ginnie Mae Certificates is guaranteed by Ginnie Mae, which obligation is backed by the full faith and credit of the United States of America. See “Credit Enhancement” in this prospectus.

[Pursuant to the purchase and contribution agreement, the sponsor will make limited representations and warranties at the time of its conveyance of the Ginnie Mae Certificates to the depositor. However, the sponsor will have no repurchase obligation and will have no obligations with respect to the Ginnie Mae Certificates, which will be conveyed to the depositor without recourse to the sponsor.] Pursuant to the trust agreement, the depositor will make limited representations and warranties at the time of its conveyance of the Ginnie Mae Certificates to the trust. However, the depositor will have no repurchase obligation and will have no obligations with respect to the Ginnie Mae Certificates, which will be conveyed to the trust without recourse for the benefit of all present and future holders of the offered certificates. In the event of a breach of any representation or warranty by the [depositor][sponsor], the trustee would be able to pursue any and all remedies available at law or in equity, including litigation. The representations and warranties made by the [sponsor] [depositor] include:

•        The [sponsor][depositor] is duly authorized to deliver the Ginnie Mae Certificates;

•        The Ginnie Mae Certificates are free and clear of any lien, pledge or other security interest created by the [sponsor] [depositor];

•        The delivery of the Ginnie Mae Certificates is irrevocable and free of any continuing claim by the [sponsor][depositor] except as it may have as a certificateholder; and

•        The [depositor][sponsor] will cause the filing of all appropriate financing statements in the appropriate jurisdictions in order to perfect the security interest in the Ginnie Mae Certificates transferred to the trustee.

The Underlying Mortgage Loans

Neither the depositor nor the sponsor will be the originator or the servicer of the mortgage loans underlying the Ginnie Mae Certificates included in a trust. As a result, the depositor and the sponsor will have only very limited access to any information or data regarding the specific mortgage loans underlying the Ginnie Mae Certificates included in the trust. Mortgage loans underlying the Ginnie Mae securities included in the trust will consist of FHA Term Loans, housing loans partially guaranteed by the VA (“VA Loans”) and/or other types of mortgage loans described in this prospectus, all of which are assumable by a purchaser. Ginnie Mae securities securing the certificates may be backed by level payment mortgage loans, Ginnie Mae Loans, GEM Loans or Buy-Down Loans or adjustable rate mortgage loans or other mortgage loans eligible for inclusion in a Ginnie Mae certificate. The mortgage loans may be secured by manufactured homes, one- to four- family property or multifamily property.

Mortgages underlying a Ginnie Mae certificate issued under the Ginnie Mae II program may have annual interest rates that vary from each other by up to one percentage point. The annual interest rate on each Ginnie Mae II certificate is between one-half percentage point and one and one-half percentage points less than the highest annual interest rate on the mortgage loans included in the pool of mortgages backing the Ginnie Mae certificate.

Ginnie Mae

The Government National Mortgage Association (“Ginnie Mae”) is a wholly-owned corporate instrumentality of the United States of America. Section 306(g) of Title III of the National Housing Act of 1934, as amended (the “Housing Act”) authorizes Ginnie Mae to guarantee the timely payment of the principal of and the interest on Ginnie Mae certificates, which are based on and backed by a pool of mortgages insured by the Federal Housing Administration (“FHA”), a division of the Department of Housing and Urban Development (“HUD”) under the Housing Act or Title V of the Housing Act of 1949, or partially guaranteed by the Veterans Administration (“VA”) under the Servicemen’s Readjustment Act of 1944, as amended, or Chapter 37 of Title 38, United States Code, or guaranteed by the Department of Agriculture Office of Rural Development (“RD”) or the Secretary of Housing and Urban Development under section 184 of the Housing and Community Development Act of 1992 and administered by the Office of Public and Indian Housing (“PIH”) or by other eligible mortgage loans.

It is assumed that (i) the home mortgages that are insured by HUD or guaranteed by the FHA do not have a loan-to-value (“LTV”) determined at the time or origination greater than 100 percent, and above 97 percent for a first-time home-buyer (in conformity with 12 USC 1709(b)(2)(B)); (ii) the RD-guaranteed home mortgages do not have an LTV determined at the time of origination greater than 100 percent (in conformity with 42 USC 1472(h)(7)(C)); and (iii) except as to certain refinancing loans and energy efficient mortgages (mortgages for which the homeowner receives an energy efficient improvement credit) described in 38 USC 3710 and 38 CFR 36.4339, the VA-guaranteed home mortgages do not have an LTV determined at the time of origination greater than 100 percent (in conformity with 38 USC 3703(d)(2)(B)). For VA-guaranteed home mortgages where there is statutory authority to provide the homeowner with an energy efficient improvement credit of up to $6,000 pursuant to 38 USC 3710(d)(2), it is expected that the credit will not cause the LTV determined at the time of origination to be greater than 125 percent and therefore will not cause the obligation to fail to be treated as “principally secured by an interest in real property” for purposes of the test set out in paragraph (a)(1)(i) or the test set out in paragraph (a)(1)(ii) of Treasury Regulation Section 1.860G-2. Additionally, for VA-guaranteed home mortgages where there is statutory authority to guarantee a refinanced loan pursuant to provisions of 38 USC 3710 (specifically, 38 USC 3710(a)(8), (a)(9)(B)(i), (a)(11), and (b)(7)), it is expected that any increase in the loan amount that is provided for under those statutory sections (for example, increases attributable to closing costs and the energy efficient improvement credit) will not cause the obligation to fail to be treated as “principally secured by an interest in real property” for purposes of the tests described in the preceding sentence. In addition, it is assumed that the Ginnie Mae Certificates included in the trust will be backed only by the preceding types of loans. Finally, it is assumed that no modification has been or will be made to any of the loans backing the Ginnie Mae Certificates included in the trust unless the loan is in default or default is reasonably foreseeable. On the basis of the foregoing, it is assumed that the mortgage loans that are in the pools backing Ginnie Mae Certificates are in compliance with the loan-to-value test in Section 1.860G-2(a) of the Treasury Regulations.

Section 306(g) of the Housing Act provides that “the full faith and credit of the United States is pledged to the payment of all amounts that may be required to be paid under any guaranty under this subsection.” To meet its obligations under the guarantees, Ginnie Mae may, under Section 306(d) of the Housing Act, borrow from the United States Treasury an amount that is at any time sufficient to enable Ginnie Mae, with no limitations as to amount, to perform its obligations under its guarantee.

Ginnie Mae, through its Mortgage-Backed Securities (MBS) Programs, guarantees securities that are backed by pools of mortgages and issued by mortgage lenders approved by Ginnie Mae. Security holders receive a “pass-through” of the principal and interest payments on a pool of mortgages less amounts required to cover servicing costs and Ginnie Mae guaranty fees. The Ginnie Mae guaranty ensures that the security holder receives the timely payment of scheduled monthly principal and any unscheduled recoveries of principal on the underlying mortgages, plus interest at the rate provided for in the Ginnie Mae certificates. If a borrower fails to make a timely payment on a mortgage, the issuer must use its own funds to ensure that the security holders receive timely payment. If an issuer fails to ensure that the funds necessary to make timely payment are available or otherwise defaults in the discharge of its responsibilities, Ginnie Mae, in accordance with its guaranty, will make payments to security holders.

Ginnie Mae’s guaranty, which is applicable with respect to all Ginnie Mae MBS, is included in the terms of each uncertificated Ginnie Mae MBS and appears on the face of each certificated Ginnie Mae MBS as follows:

GUARANTY:

The undersigned, pursuant to Section 306(g) of the National Housing Act, hereby guarantees to the registered holder thereof the timely payment of principal and interest set forth in the above instrument, subject only to the terms and conditions thereof. The full faith and credit of the United States is pledged to the payment of all amounts which may be required to be paid under this guaranty.

Stripped Ginnie Mae Certificates

The Ginnie Mae Certificates may be issued in the form of certificates (“Stripped Ginnie Mae Certificates”) that represent an undivided interest in all or part of either the principal distributions (but not the interest distributions) or the interest distributions (but not the principal distributions), or in some specified portion of the principal or interest distributions (but not all of those distributions), on an underlying pool of mortgage loans or other Ginnie Mae certificates.

Ginnie Mae will guarantee each Stripped Ginnie Mae Certificate to the same extent as that entity guarantees the underlying securities backing the Stripped Ginnie Mae Certificates or to the extent described above for a Stripped Ginnie Mae Certificate backed by a pool of mortgage loans. If the assets of the trust include Stripped Ginnie Mae Certificates, then this prospectus will include any material additional information regarding the characteristics of the assets underlying the Stripped Ginnie Mae Certificates, the payments of principal and interest on the Stripped Ginnie Mae Certificates and other relevant matters about the Stripped Ginnie Mae Certificates.

Depositor Review of Ginnie Mae Certificates

In connection with the offering of the certificates, the depositor has performed a review to determine the accuracy of the disclosures made regarding the trust assets, including the Ginnie Mae Certificates, in order to provide reasonable assurance that the disclosure regarding the trust property is accurate in all material respects under Rule 193 of the Securities Act. Based on the various aspects of the review that are described in greater detail below, the depositor has determined that it has reasonable assurance that all disclosure regarding the trust assets that is contained in this prospectus is accurate in all material respects.

The depositor consulted with, and was assisted by, responsible personnel of the sponsor in performing the review. [In addition to internally conducted reviews, the depositor engaged a third party to assist in certain components of the review related to the Ginnie Mae Certificates that are included in the trust assets. The depositor determined the nature, extent and timing of the review and level of assistance provided by the third party.] In addition, the depositor assumes the responsibility for the review and the findings and conclusions of the review and attributes all findings and conclusions to itself. The review performed consisted of:

•        Ginnie Mae Program Review:    Personnel of the sponsor confirmed that the forms of Ginnie Mae Certificates issued under the Ginnie Mae I and Ginnie Mae II programs that were included in the trust assets conform in all material respects to the descriptions of those Ginnie Mae Certificates and the Ginnie Mae programs.

•        Ginnie Mae Certificate Review:    For each securitization trust, the sponsor selects Ginnie Mae Certificates based [on parameters corresponding to the anticipated payment stream on the related certificates]. The depositor assembles an asset-level data file with respect to the Ginnie Mae Certificates conveyed to each issuing trust. The data file is the basis for the disclosure regarding the Ginnie Mae Certificates contained in the trust assets described in this prospectus. In addition to confirming that the Ginnie Mae Certificates in the trust assets were selected in accordance with the sponsor’s modeling criteria outlined in this prospectus, certain information related to the asset-level data file for all of the Ginnie Mae Certificates acquired by the trust were compared to the corresponding Ginnie Mae certificates. [The information in the asset-level data file was confirmed to match the information on the related Ginnie Mae certificates.][While certain exceptions were discovered where the data set forth in the asset-level data file did not match the appropriate point on the corresponding Ginnie Mae certificates, the depositor determined the scope and frequency of those exceptions to be immaterial.]

Asset-Level Data About the Ginnie Mae Certificates

The depositor prepared asset-level data for the Ginnie Mae Certificates and filed it with the SEC on Form ABS-EE, or an “asset-level data filing”, on or prior to the date of the filing of this prospectus. The initial asset-level data filing is incorporated by reference into this prospectus.

The asset-level data file contains detailed information for each Ginnie Mae Certificate, including:

•        disclosure regarding the aggregate approximate initial principal amounts or notional amounts, as applicable, of and the types of the Ginnie Mae Certificates to be included in the trust;

•        disclosure regarding the pool number, CUSIP number, the reporting period, the issuer and issue date of the Ginnie Mae Certificates to be included in the trust;

•        disclosure regarding the term in months, maturity date, payment frequency and delinquency status of the Ginnie Mae Certificates to be included in the trust

•        disclosure regarding whether the Ginnie Mae Certificates to be included in the trust are entitled only to interest payments, or only to principal payments, or both interest and principal payments;

•        disclosure regarding the interest rate or range of interest rates, accrual type and interest rate type of the Ginnie Mae Certificates to be included in the trust;

•        disclosure regarding the applicable distribution date, denomination, currency, trustee, and callability for the Ginnie Mae Certificates to be included in the trust;

•        disclosure regarding the extent to which, if any, the obligations evidenced by the Ginnie Mae Certificates to be included in the trust are backed by the full faith and credit of the United States;

•        disclosure regarding actual payments of principal and interest paid to the trustee for distribution to the certificateholders; and

•        disclosure regarding the beginning asset balance for the related reporting period.

The information presented in this prospectus about the pool of Ginnie Mae Certificates is based on calculations made as of the cut-off date. The asset-level data presented in the initial asset-level data filing may have been calculated as of a different date.

Investors should carefully review the asset-level data. The depositor or the issuing entity has filed on or prior to the date hereof with the SEC on form ABS-EE and will prepare updated asset-level data on a monthly basis and will file it with the SEC on Form 10-D.

Administration of the Trust

The Trustee

[    ] will be the trustee of the trust under the trust agreement. The trustee, in its capacity as securities administrator, will be regarded as the “servicer” of the issuing entity for purposes of Section 1101(j) of Regulation AB under the Securities Act and will provide the information required of servicers under Regulation AB. The trustee’s “corporate trust office” is the corporate trust office of the trustee located initially at [                          ], Attention: [          ], or such other address that the trustee may designate from time to time by notice to the certificateholders and the depositor.

[[Name of trustee] is a [      ] and a wholly owned subsidiary of [      ], which is currently ranked as the [      ] largest bank holding company in the United States with total assets exceeding $[      ] as of [date]. As of [date], [      ] served approximately [      ] customers, operated [      ] branch offices in [      ] states and had over [      ] employees. A network of specialized offices of [      ] across the nation provide a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to customers, businesses, governments and institutions.] [Additional information regarding the trustee will be provided to the extent required under Item 1109(a) of Regulation AB.]

Under the terms of the trust agreement, the trustee is responsible for securities administration of the Ginnie Mae Certificates, which includes pool performance calculations, distribution calculations and the preparation of monthly distribution reports. As trustee, [      ] is responsible for the preparation and filing of all REMIC tax returns on behalf of the trust. [      ] has been engaged in the business of securities administration since [    ]. As of [______], [     ] was acting as trustee with respect to more than $[      ] of outstanding residential mortgage-backed securities.

The trustee will be responsible for performing the trustee and securities administration functions in accordance with the provisions of the trust agreement, including but not limited to:

•        collecting monthly remittances of principal and interest on the Ginnie Mae Certificates and depositing such amounts into the trust account;

•        distributing all amounts on deposit in the trust account to the certificateholders in accordance with the priorities described under “The Certificates — Payment Priorities” on each distribution date;

•        preparing and distributing investor reports, including the monthly distribution date statement to certificateholders;

•        preparing and filing annual federal and (if required) state tax returns on behalf of the trust;

•        [preparing and filing, or causing the filing of, periodic reports with the SEC on behalf of the trust with respect to the certificates;] and

•        examining certificates, statements and opinions required to be furnished to it to ensure they are in the form required under the trust agreement;

See “The Trust Agreement — The Trustee” and “The Certificates — Reports to Certificateholders” in this prospectus.

[____] will be the trustee initially, but there are certain conditions under which the trustee may be removed or may resign, in which case a successor trustee will be appointed. In the event a successor trustee is appointed, the certificateholders will be responsible for the fees and expenses of such successor trustee, which may be taken out of the amounts collected in respect of the Ginnie Mae Certificates available for payment generally prior to payments made on the offered certificates on each distribution date. See ““The Trust Agreement — The Trustee” for information regarding the trustee’s removal, resignation and replacement.

[The Securities Administrator]

[[      ] will be the securities administrator. The securities administrator, will be regarded as the “servicer” of the issuing entity for purposes of Section 1101(j) of Regulation AB under the Securities Act and will provide the information required of servicers under Regulation AB. The securities administrator will, on behalf of the trustee, prepare and file, or cause the filing of, tax returns and periodic SEC reports for the trust.]

[[Name of securities administrator] is a [      ] and a wholly owned subsidiary of [      ], which is a diversified financial services company with approximately $[      ] billion in assets, [      ] million customers and [      ] employees as of [______]. [      ] provides retail and commercial banking services and corporate trust, custody, securities lending, securities transfer, cash management, investment management and other financial and fiduciary services. The depositor and its affiliates may maintain banking and other commercial relationships with [      ] and its affiliates. [      ] maintains principal corporate trust offices located at [      ] (among other locations), and its office for certificate transfer services is located at [      ]] [Additional information regarding the securities administrator will be provided to the extent required under Item 1108(b)-(e) of Regulation AB.]

The Asset Representations Reviewer

[_____], a [_________], will act as the “asset representations reviewer” under the asset representations review agreement. [Insert description of asset representations reviewer, including prior experience as asset representations reviewer for ABS transactions involving similar assets as required by Item 1109(b)(2) of Regulation AB].

The asset representations reviewer is an “eligible asset representations reviewer,” meaning that (i) it is not affiliated with the sponsor, the depositor, the trustee or any of their affiliates, (ii) neither it nor any of its affiliates has been hired by the sponsor or the underwriters to perform pre-closing due diligence work on Ginnie Mae Certificates and (iii) it is not responsible for reviewing the Ginnie Mae Certificates for compliance with the representations under the Transaction Documents, except in connection with a review under the asset representations review agreement, or for determining whether noncompliance with any representation is a breach of the Transaction Documents.

The asset representations reviewer’s main duties will be:

•        reviewing certain Ginnie Mae Certificates following receipt of a review notice from the trustee to confirm that the Ginnie Mae Certificate is in compliance with the applicable representation and warranty, and

•        providing a report on the results of the review to the depositor and the trustee.

See “The Trust Agreement — The Asset Representations Review Agreement” for a description of the nature of the review to be performed by the asset representations reviewer.

The asset representations reviewer will not be liable for any action, omission or error in judgment unless it is due to willful misconduct, bad faith or negligence by the asset representations reviewer. The asset representations reviewer will not be liable for any errors in any review materials relied on by it to perform a review or for the noncompliance or breach of any representation made about the Ginnie Mae Certificates.

The asset representations reviewer will be indemnified against liabilities and damages resulting from the asset representations reviewer’s performance of its duties under the asset representations review agreement unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the asset representations reviewer or as a result of any breach of representations made by the asset representations reviewer in the asset representations review agreement. Such indemnities will be paid according to the priority of payments described under “The Certificates — Payment Priorities”, or, if not so paid, then by the Depositor.

The issuing entity will pay the upfront and periodic fees and review fees of the asset representations reviewer and pay any indemnities due to the asset representations reviewer, to the extent those amounts are not paid or reimbursed by the [sponsor] [depositor]. The issuing entity will pay these amounts to the asset representations reviewer on [the first] [each] distribution date following the issuing entity’s receipt of an invoice therefor, provided, however, that if such invoice is received by the issuing entity after the first day of a calendar month, the issuing entity shall pay such amounts on the distribution date in the following month, along with similar amounts owed to the trustee and expenses incurred by the issuing entity under the Transaction Documents, (subject, in each case, to the applicable cap on such amounts described under “Fees and Expenses of the Trust”) before the trust makes any other payments to items with a lower payment priority.

The asset representations reviewer may not resign, unless (i) it ceases to be an eligible asset representations reviewer, (ii) it becomes legally unable to act or (iii) the issuing entity consents to the resignation. The issuing entity may remove the asset representations reviewer if the asset representations reviewer becomes legally unable to act or becomes subject to a bankruptcy and will be required to remove the asset representations reviewer if it no longer is an eligible asset representations reviewer. No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer is in place. Any successor asset representations reviewer must be an eligible asset representations reviewer.

If during any due period the asset representations reviewer resigns or is removed, replaced or substituted, or if a new asset representations reviewer is appointed, the date on which the event occurred and the circumstances surrounding the change will be indicated on the distribution report filed on the Form 10-D relating to that due period. Additionally, if a new asset representations reviewer has been appointed, information regarding that party will also be provided in the Form 10-D.

Accounts

All amounts in respect of principal and interest received in respect of the Ginnie Mae Certificates will, before distribution thereof to the holders of certificates, be deposited in an account established in the name of the trustee. [The trust account will be maintained as an “eligible account”, meaning an interest-bearing deposit account with a bank with a short-term rating of at least [__] from the engaged rating agency]. [Funds on deposit in this account may be invested in the eligible investments described below by the party responsible for this account]. The account will be established by the trustee as described below, and any investment income earned on each account will be retained or distributed as follows: [          ]

If funds deposited in any account are invested by the responsible party identified in the table above, the amount of any losses incurred in respect of any such investments will be deposited in the related account by the person entitled to the investment earnings in such account out of its own funds, without any right of reimbursement therefor.

[Any one or more of the following obligations or securities held in the name of the trustee for the benefit of the certificateholders acquired at a purchase price of not greater than par, regardless of whether issued or managed by the depositor, the trustee or any of their respective affiliates or for which an affiliate serves as an advisor will be considered an eligible investment:

•        direct obligations of, and obligations fully guaranteed as to timely payment of principal and interest by, the United States of America or any agency or instrumentality of the United States of America, the obligations of which are backed by the full faith and credit of the United States of America;

•        demand and time deposits, certificates of deposit or bankers’ acceptances;

•        repurchase obligations pursuant to a written agreement with respect to any security described in the first clause above;

•        securities bearing interest or sold at a discount issued by any corporation incorporated under the laws of the United States of America or any state;

•        commercial paper (including both non-interest-bearing discount obligations and interest-bearing obligations payable on demand or on a specified date not more than one year after the date of issuance thereof);

•        a guaranteed investment contract issued by an entity having a credit rating acceptable to each rating agency; and

•        any other demand, money market or time deposit or obligation, security or investment as would not adversely affect the then current rating by the rating agencies.]

[List of eligible investments may vary by transaction but will not be broader than the list set forth in this prospectus.]

Evidence as to Compliance

The trust agreement will provide that on or before [      ] of each year, including any applicable periods of grace, beginning in March of [    ], the trustee will provide to the depositor a report on an assessment of compliance with the AB Servicing Criteria with respect to the certificates and the Ginnie Mae Certificates held by the trust.

Each party that is required to deliver a report on assessment of servicing compliance, must also deliver an attestation report from a firm of independent public accountants on the related assessment of compliance. The AB Servicing Criteria include specific criteria relating to the following areas: general servicing considerations, cash collection and administration, investor remittances and reporting and pool asset administration. Each report is required to indicate which AB Servicing Criteria were used to test compliance of the relevant party on a platform level basis and will set out any material instances of noncompliance with such criteria.

The trustee will make available on its Internet website copies of the annual reports on assessment of compliance, attestation reports and statements of compliance as set forth above. These items will also be filed with the issuing entity’s annual report on Form 10-K, to the extent required under Regulation AB.

Example of Distributions

The following sets forth an example of collection of payments from the Ginnie Mae Certificates and distributions on the certificates for the distribution date in [          ]:

Fees and Expenses of the Trust

In consideration of their duties on behalf of the trust, the trustee and the asset representations reviewer will receive from the assets of the trust certain fees as set forth in the following table:

Fee Payable to:	Frequency of Payment:	Amount of Fee:	How and When Fee Is Paid:
Trustee	[_____]	[Insert fixed amount or formula for trustee’s fee, as applicable]	The [__] fee will be deducted by the trustee and paid to the trustee from the trust account before payment of any amounts to certificateholders.
Asset representations reviewer	[_____]	[Insert fixed amount or formula for asset representations reviewer’s fee, as applicable.]	[__________]

To the extent the trustee and the asset representations reviewer are entitled to be reimbursed by the trust for expenses, they will be reimbursed before payments are made on the certificates.

[The depositor will disclose, and set forth the relative priority of, all fees and expenses (including amounts related to the selection and acquisition of Ginnie Mae Certificates and amounts that are reimbursed). Such disclosure will specify the source of each payment. See Item 1113(c) of Regulation AB.]

In the event that the trustee incurs additional eligible expenses in connection with the trust, the trustee will be entitled to withdraw those expenses from the collections deposited in the trust account prior to making monthly distributions to certificateholders.

The amount payable in respect of expenses from the trust account shall not exceed [__] in the aggregate in any calendar year. Amounts in respect of expenses not paid in any calendar year will carry forward and be payable in the subsequent calendar year.

Use of Proceeds

The depositor will apply all or substantially all of the net proceeds from the sale of the certificates for one or more of the following purposes:

•        to purchase the related assets of the trust; and

•        to pay costs of structuring and issuing the certificates.

The Sponsor

GMTH Holdings, LLC will act as the sponsor of the trust.

The sponsor is GMTH Holdings, LLC, a privately held limited purpose Delaware limited liability company. The sponsor is member managed by its sole member, Thompson Hunt & Associates, LTD, a privately held corporation, formed in 2009, for the sole purpose of managing and securing Ginnie Mae securities. The sponsor’s subsidiaries include the depositor. The sponsor’s corporate headquarters are located at The Empire State Building, 350 Fifth Avenue, 59th Floor, New York, NY 10118, and our telephone number is (646) 402-9802.

GMTH Holdings, LLC has not previously been active as a sponsor in the securitization market.

[The sponsor from time to time purchases Ginnie Mae Certificates from one or more Ginnie Mae certificate issuers/servicers at negotiated prices or in the secondary market at negotiated prices and will sell those Ginnie Mae Certificates to the depositor on an arm’s length basis. The sponsor’s assignment of the Ginnie Mae Certificates and other assets to the depositor will be without recourse to the sponsor or the sellers of the Ginnie Mae Certificates.]

The Servicer

The [trustee] [securities administrator] will be regarded as the “servicer” of the issuing entity for purposes of Section 1101(j) of Regulation AB under the Securities Act.

The Depositor

GNMAG Asset Backed Securitizations, LLC will act as the depositor of the trust.

GNMAG Asset Backed Securitizations, LLC, is a Delaware limited liability company organized on September 22, 2017 as a wholly-owned limited purpose finance subsidiary of GMTH Holdings, LLC. The depositor is member managed by the sponsor, although certain actions must be approved by an independent manager. Its principal office located at The Empire State Building, 350 Fifth Avenue, 59th Floor, New York, NY 10118 and its telephone number is (646) 402-9802.

The depositor has yet to conduct any business activities, but it generally will engage in the business of acting as a depositor of one or more trusts that may issue or cause to be issued, sell and deliver certificates of interest that represent an interest in the Ginnie Mae Certificates comprising the assets of such trust. The depositor will typically acquire such Ginnie Mae Certificates for inclusion in securitizations from third persons, including the sponsor.

The charter documents of the depositor provide that the depositor may not conduct any activities other than those related to the issue and sale of one or more series of certificates and to act as depositor of trusts that may issue and sell each series of certificates.

After the issuance of the certificates, the depositor will have limited or no obligations with respect to the certificates and the trust. However, the depositor may be required (to the extent specified in the trust agreement) to perform certain actions on a continual basis, including but not limited to the following:

•        to appoint a successor trustee in the event the trustee resigns, is removed or become ineligible to continue serving in such capacity under the trust agreement;

•        to prepare and file, or cause the preparation and filing of, any reports required under the Exchange Act;

•        to notify the rating agencies and any other relevant parties of the occurrence of any event specified in the trust agreement; and

•        to provide the trustee with any information it may reasonably require to comply with the terms of the trust agreement.

The depositor does not have, nor is it expected in the future to have, any significant assets. We do not expect that the depositor will have any business operations other than acquiring and pooling Ginnie Mae Certificates, offering certificates or other mortgage-related securities and related activities.

In connection with the offering of the certificates, the chief executive officer of the depositor will make the certifications required under the Securities Act about this prospectus, the disclosures made about the characteristics of the Ginnie Mae Certificates and the structure of this securitization transaction, the risks of owning the certificates and whether the securitization transaction will produce sufficient cash flows to make interest and principal payments on the certificates when due. This certification will be filed by the depositor with the SEC at the time of filing of this prospectus. Despite the fact that the chief executive officer will make these certifications, this does not reduce or eliminate the risks of investing in the certificates.

The depositor will not have any repurchase obligation for any representation or warranty. See “The Trust Agreement — Assignment of Primary Assets”. As a result, the depositor has no information to report with respect to Rule 15Ga-1.

The Issuing Entity

On or before the closing date, GNMAG Asset Backed Securitizations Trust, Series [   ] will be established as a common law trust formed under the laws of the State of New York pursuant to the trust agreement.

The issuing entity will not have any employees, officers or directors. The trustee and the depositor will act on behalf of the issuing entity and may only perform those actions on behalf of the issuing entity that are specified in the trust agreement. The fiscal year end of the issuing entity will be [December 31]. See “The Trust Agreement” in this prospectus.

The issuing entity will not engage in any activities other than:

•        acquiring, holding and managing the Ginnie Mae Certificates and its other assets and proceeds from its assets;

•        issuing the certificates;

•        making payments on the certificates;

•        entering into and performing its obligations under the transaction documents to which it is a party; and

•        engaging in other activities that are necessary, suitable or convenient to accomplish these activities.

Modifications to the trust agreement, including to the foregoing permissible activities, may be made by the depositor and the trustee, subject to the trustee’s receipt of a legal opinion to the effect that such amendment will not cause the assets of the trust to fail to qualify as a REMIC as required by the trust agreement or result in the imposition of any “prohibited transactions” tax on the REMIC, and with the consent of, in certain cases, the holders of at least [66]% of the outstanding principal balance of each class of certificates and, in certain cases, the holder of each certificate affected by such amendment, in all cases subject to the limitations set forth in the trust agreement. Under the trust agreement, the trustee on behalf of the issuing entity will not have the power to issue additional certificates representing interests in the trust, borrow money on behalf of the trust or make loans from the assets of the trust to any person or entity, without an amendment of the trust agreement to that effect agreed to by 66% of the certificateholders and the other parties thereto as described in this prospectus under “The Trust Agreement — Amendment.”

If the assets of the trust are insufficient to pay the certificateholders all principal and interest owed, holders of some or all classes of certificates will not receive all of their expected payments of interest and principal and will suffer a loss. The issuing entity, as a common law trust, is not eligible to be a debtor in a bankruptcy proceeding.

In the event of a bankruptcy of the sponsor or the depositor, it is not anticipated that the trust would become part of the bankruptcy estate or subject to the bankruptcy control of a third party. On the closing date, the issuing entity will receive a legal opinion, subject to various facts, assumptions and qualifications, opining that if the depositor or the sponsor were adjudged bankrupt, it would not be a proper exercise of a court’s equitable discretion to disregard the separate corporate existence of the issuing entity and to require the consolidation of the issuing entity’s assets and liabilities with those of the depositor or the sponsor, as applicable. However, there can be no assurance that a court would not conclude that the assets and liabilities of the issuing entity should be consolidated with those of the depositor or sponsor, as appropriate.

The depositor will, on or prior to the closing date, transfer to the issuing entity an amount equal to $[___] as the initial capitalization of the trust. In addition, the depositor will pay organizational expenses of the trust as they may arise.

The following table illustrates the expected assets of the issuing entity as of the closing date:

Aggregate principal balance of the Ginnie Mae Certificates	$	____________

The following table illustrates the expected liabilities of the issuing entity as of the closing date:

Class [ ] Certificates	$	____________
Class [ ] Certificates	$	____________
Class [ ] Certificates	$	____________
Total	$	____________

The issuing entity will use the proceeds from the initial sale of the certificates to purchase the Ginnie Mae Certificates from the depositor. In addition to the Ginnie Mae Certificates, the issuing entity will own the trust property, described in “The Trust Agreement — Assignment of Primary Assets.” The transfer of the Ginnie Mae Certificates from the depositor to the trust will be intended to be a sale of the Ginnie Mae Certificates and will be reflected as such in the trust agreement. However, in the event of insolvency of the depositor, a trustee in bankruptcy or a receiver or creditor of the insolvent party could attempt to recharacterize the sale of the Ginnie Mae Certificates by the insolvent party as a financing secured by a pledge of the Ginnie Mae Certificates. In the event that a court were to recharacterize the sale of the Ginnie Mae Certificates as a financing, each of the trust, as transferee of the Ginnie Mae Certificates, and the trustee will have a security interest in the Ginnie Mae Certificates transferred to it. The trustee’s security interest in the Ginnie Mae Certificates will be perfected by delivery of the Ginnie Mae Certificates to the trustee.

The market price of the Ginnie Mae Certificates is [______] and was determined by [______], which represents a negotiated price.

[The Sellers]

[If material, there will be included disclosures regarding the sellers of the Ginnie Mae Certificates in accordance with Item 1110 of Regulation AB as follows:

•        The Ginnie Mae Certificates to be included in the trust will be acquired from entities that originated such Ginnie Mae Certificates and the mortgages underlying such Ginnie Mae Certificates and from entities that did not originate such Ginnie Mae Certificates or the mortgages underlying such Ginnie Mae Certificates.

•        Those sellers that will individually sell to the depositor 10% or more of the Ginnie Mae Certificates to be included in the trust consist of: [insert list of entities].

•        Those sellers that will individually sell to the depositor 20% or more of the Ginnie Mae Certificates in the trust consist of: [insert list of entities]. [As to each entity listed in this paragraph, disclosures similar to those contemplated by Item 1110(b) of Regulation AB will be included.]]

•        No sellers will have any obligation to repurchase or replace any of the Ginnie Mae Certificates due to a breach of a representation or warranty or for any other reason.

Affiliations and Certain Relationships and Related Transactions

GNMAG Asset Backed Securitizations, LLC is a wholly-owned subsidiary of GMTH Holdings, LLC. For a description of GNMAG Asset Backed Securitizations, LLC, see “The Depositor”. For a description of GMTH Holdings, LLC, see “The Sponsor”. Any affiliations, and any affiliations, material relationships and related transactions, if any, among the sponsor, the depositor, the issuing entity, the trustee, an originator that originated, or is expected to originate, 10% or more of the related pool assets, a significant obligor, or any other material parties, or an affiliate of any of the sponsor, the depositor, the issuing entity, the trustee, an originator that originated, or is expected to originate, 10% or more of the related pool assets, a significant obligor, or any other material parties, will be described, to the extent applicable, in this prospectus.

[If the sponsor, depositor or issuing entity is an affiliate of any of the following (each a “Regulation AB Affiliate Party”): any servicer contemplated by Item 1108(a)(3) of Regulation AB, any trustee, any originator contemplated by Item 1110 of Regulation AB, any significant obligor contemplated by Item 1112 of Regulation AB, any enhancement or support provider contemplated by Items 1114 or 1115 of Regulation AB, or any other material parties related to the offered certificates contemplated by Item 1100(d)(1) of Regulation AB, then there will be disclosure of such affiliation and how it arises.]

[If any of any servicer contemplated by Item 1108(a)(3) of Regulation AB, any trustee, any originator contemplated by Item 1110 of Regulation AB, any significant obligor contemplated by Item 1112 of Regulation AB, any enhancement or support provider contemplated by Items 1114 or 1115 of Regulation AB, or any other material parties related to the offered certificates contemplated by Item 1100(d)(1) of Regulation AB, is known to be an affiliate of any other Regulation AB Affiliate Party, then to the extent known and material, there will be disclosure of such affiliate and how it arises.]

[If any business relationship, agreement, arrangement, transaction or understanding that is entered into outside the ordinary course of business or is on terms other than would be obtained in an arm’s length transaction with an unrelated third party, apart from the asset-backed securities transaction between the sponsor, depositor or issuing entity and any Regulation AB Affiliate Party, or any affiliates of such parties, that currently exists or that existed during the past two years and that is material to an investor’s understanding of the offered certificates, then there will be disclosure of such relationship, agreement, arrangement, transaction or understanding and of the general character thereof.]

[To the extent material, if there are any specific relationships involving or relating to the offered certificates of the trust’s assets between the sponsor, depositor or issuing entity and any of the Regulation AB Affiliate Parties, or any affiliates of such parties, that currently exists or that existed during the past two years, then there will be disclosure of such relationships and of the material terms of and approximate dollar amount involved in, such relations.]

Static Pool Information

[The sponsor has not previously been active as a sponsor in the securitization market. Accordingly, no static pool information is currently available. However, once such information becomes available, it will be filed as an exhibit to a report on Form 8-K to be filed with the SEC.] [Static pool information with respect to Ginnie Mae Certificates included in prior securitizations of the sponsor that are similar to the Ginnie Mae Certificates of the issuing entity for the period from [____] to [____] is attached as Annex A to this prospectus.]

[In addition, for each prior securitized pool or vintage origination year, summary information of the original characteristics of the securitized pool will be provided. This information may include, among other things (in each case by pool or vintage year): the number of Ginnie Mae Certificates; the original balance for each Ginnie Mae Certificate; the weighted average interest rate; the weighted average original term to maturity; the weighted average remaining term to maturity; and the Ginnie Mae Certificate type(s).]

[Various factors may affect the prepayment, delinquency and loss performance of the Ginnie Mae Certificates of the issuing entity over time. The various Ginnie Mae Certificates for which performance information is shown in Annex A attached to this prospectus had initial characteristics that differed from those of the Ginnie Mae Certificates of the issuing entity. Such differences may have been material to the performance of the Ginnie Mae Certificates shown in Annex A. Although we do not have access to loan-level information with respect to the mortgage loans underlying the Ginnie Mae Certificates, these differing characteristics include, among others, geographic concentration of the underlying mortgage loans, average principal balance of the underlying mortgage loans, weighted average interest rate of the underlying mortgage loans, weighted average loan-to-value ratio of the underlying mortgage loans and the interest rates on the Ginnie Mae Certificates themselves. We note that while the mortgage loans underlying the Ginnie Mae Certificates may become delinquent from time to time, the Ginnie Mae Certificates, which are backed by the full faith and credit of the United States government, will not be delinquent at the time they are deposited into the trust. We do not make any representation, and you should not assume, that the performance information shown in Annex A attached to this prospectus is in any way indicative of the performance of the Ginnie Mae Certificates of the issuing entity. For purposes of Form 10-D reporting and other such reporting under the Exchange Act, delinquency information on the Ginnie Mae Certificates will be provided in thirty (30) day segments, measured as of the end of the month prior to the reporting month.]

[If any Ginnie Mae Certificates are “materially different” from those included in the static pool data, such Ginnie Mae Certificates and differences will be described.]]

The depositor will only deposit newly-issued Ginnie Mae Certificates and will not include any Ginnie Mae Certificates which are delinquent in the pool for the trust.

The Certificates

Set forth below is a summary description of the offered certificates that does not purport to be complete. This description supplements, and should be read together with, the description of the material provisions of the trust agreement set forth in this prospectus. We urge you to read the trust agreement because it, and not such description, defines your rights as a holder of the certificates. The trust agreement will be filed in connection with this issuance of certificates. See also “Additional Information.”

General

The agency-security pass-through certificates will represent the entire beneficial ownership interest in the issuing entity. See “The Trust Agreement” in this prospectus.

The certificates will consist of the classes of certificates described herein, one or more of which will:

•        [provide for the accrual of interest, at a rate which may be fixed or floating, and which is periodically added to the principal balance of the certificates, but on which no interest or principal is payable except during any periods specified in this prospectus;]

•        [provide for interest otherwise payable on certain certificates to be paid as principal on one or more classes of Accretion Directed Certificates, and the amount of interest accrued on those accrual certificates is instead added to the principal balance of these accrual certificates (“Accrual Certificates”);]

•        [be entitled to payments of principal but not to any payments of interest;]

•        [be entitled to payments of interest but not to any payments of principal;]

•        [be entitled to a greater percentage of interest on the assets underlying or comprising the primary assets for the certificates than the percentage of principal on the primary assets to which the certificates are entitled;]

•        [be entitled to a greater percentage of principal on the assets underlying or comprising the primary assets underlying or comprising the primary assets for the certificates than the percentage of interest on the primary assets to which the certificates are entitled;]

•        [not be entitled to principal until the earlier of the date specified in or determined as described in this prospectus or the date on which the principal of all certificates having an earlier final scheduled distribution date have been paid in full;]

•        [be entitled to payments of principal in accordance with a schedule;]

•        [be entitled to payments of interest for a specified period of time;]

•        [be entitled to principal payments from the accreted interest from specified classes of Accrual Certificates (“Accretion Directed Certificates”). An Accretion Directed Certificate may also receive principal payments from principal paid on the underlying assets of the trust fund;]

•        [be entitled to a portion of interest and principal collections on some, but not all, of the primary assets in the trust (each portion of assets, an “Asset Group”); ]

•        [be entitled to principal (or a notional principal balance that is designed to decline) using a predetermined principal balance schedule specified in this prospectus, derived by assuming two constant prepayment rates for the assets backing the related certificates ( “PACs”);]

•        [be entitled to principal (or has a notional principal balance that is designed to decline) using a predetermined principal balance schedule specified in this prospectus, derived by assuming a single constant prepayment rate for the assets backing the related certificates (“TACs”);]

•        [be entitled to principal (or has a notional principal balance that is designed to decline) using a predetermined principal balance schedule specified in this prospectus, but is not designed or structured as a PAC or a TAC;]

•        [be subordinate to one or more other classes of certificates in respect of receiving distributions of principal and interest (“Subordinate Certificates”);]

•        [have components to a class of certificates where each component may have different principal and/or interest payment characteristics but together constitute a single class (“Component Certificates”). Each component in a class of Component Certificates may be identified as falling into one or more of the categories in this description of certificates; and/or]

•        [have other entitlements or characteristics described in this prospectus, or a combination or certain of the entitlements and characteristics described above and elsewhere in this prospectus.]

[Distributions on one or more classes of certificates may be limited to collections from a designated portion of the primary assets of the trust.]

Each class of certificates offered by this prospectus (the “offered certificates”) will be issued in the minimum [original principal balance or notional balance (or percentage interest)] [denominations] described below. The classes of certificates will be issued in U.S. dollars. [The transfer of any offered certificates will be registered, and those certificates may be exchanged, without the payment of any service charge.] The classes of certificates may be issued in fully registered, certificated form (“definitive certificates”) or issued in book-entry form only (“book-entry certificates”). See “— Book-Entry Registration” below.

GNMAG Asset Backed Securitizations Trust, Series [    ], the issuing entity, pursuant to the trust agreement, will issue the following classes of certificates relating to the Ginnie Mae Certificates:

•        the Class [    ] Certificates, and

•        the Class [    ] Certificates,

Only the Class [    ], Class [    ], Class [    ], Class [    ] and Class [    ] Certificates are offered by this prospectus.

The classes of offered certificates will have the respective initial certificate principal balances set forth on the cover page of this prospectus. The initial certificate principal balances or certificate notional amount of the certificates may vary in the aggregate by plus or minus [      ] %. On any date subsequent to the closing date, the certificate principal balance of a class of certificates [(other than the interest-only certificates)] will be equal to its initial certificate principal balance reduced by all amounts actually distributed as principal of that class on all prior distribution dates.

The classes of offered certificates will have the respective pass-through rates described under “— Interest” below.

The offered certificates other than the Class [    ] Certificates will be issued in book-entry form as described under “— Book-Entry Registration” below. The offered certificates[ other than the Class [    ] Certificates] will be issued in minimum dollar denominations of $25,000 and integral multiples of $1 in excess thereof; provided, that, such certificates must be purchased in minimum total investments of at least $25,000.[The Class [    ] Certificates will have a minimum denomination of $[      ].] Only with respect to initial European investors, offered certificates must be purchased in minimum total investments of at least $100,000.The Class [    ] Certificate will be issued as a single certificate in physical form.

The scheduled final maturity date for a class of certificates is based upon the first distribution date after the date of the last scheduled payment of the latest maturing Ginnie Mae Certificate in the trust. The scheduled final maturity date for each class of the offered certificates is the distribution date in [              ].

Payments on the Certificates

General

Payments on the certificates will be made by or on behalf of the trustee from the available distribution amount, on each distribution date, as specified in this prospectus, beginning in [___]. Payments (other than the final payment) will be made to the persons in whose names the certificates are registered on the close of business on the record date. The record date for certificates represented by definitive certificates is [____]; the record date for certificates represented by book-entry certificates is [___]. Payments will be made by check mailed to the registered owners at their addresses appearing on the applicable certificate register, or by wire transfer (at the expense of the registered owner requesting wire transfer); provided, however, that the final payment in retirement of a certificate will be made only upon presentation and surrender of the certificate at the corporate trust office of the trustee. Advance notice of the final distribution on a certificate will be provided to the certificateholders.

Payments of interest on certificates entitled to receive interest will be made periodically at the intervals and on the basis of the interest rates specified in this prospectus. The interest rate for a class of certificates may be subject to an available funds cap, net weighted average interest rate cap or other limitation described in this prospectus. Shortfalls in interest payments to certificateholders due to application of such a limitation will be referred to as “basis risk shortfalls” and will be payable to certificateholders on future distribution dates only if so specified in this prospectus, and then only to the extent of funds available for such distributions.

Interest on the certificates will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Principal and interest will be payable only from cash that the trustee receives from the underlying Ginnie Mae Certificates that are available for application to that payment. The interest accrual period for the offered certificates will be the calendar month immediately preceding the month in which that distribution date occurs.

The funds in the trust account (together with any applicable credit enhancement) may be insufficient to make the full distribution to certificateholders on a distribution date. In that case, the funds available for payment to the certificateholders of each class will be distributed in accordance with their respective interests. The difference between the amount that the certificateholders would have received if there had been sufficient eligible funds available for payment and the amount actually distributed will be included in the calculation of the amount that the certificateholders are entitled to receive on the next distribution date.

For a description of the reports to be furnished to certificateholders concerning a distribution, see “The Trust Agreement — Reports to Certificateholders” in this prospectus.

[Single Class Certificates Generally

[The certificates have a single offered class. Distributions on the certificates on each distribution date will generally be allocated to each security entitled to payment on the basis of the undivided percentage interest evidenced by the certificate, or on the basis of the certificate’s outstanding principal balance or notional balance, as specified in this prospectus.]

[The Ginnie Mae Certificates held by the trust have adjustable or variable interest rates, and the rate at which interest accrues on the principal balance of the certificates or on a class of the certificates may also vary, due to changes in prevailing interest rates and due to prepayments on mortgage loans comprising or underlying the Ginnie Mae Certificates.] [The Ginnie Mae Certificates have fixed interest rates, and the interest rate on the certificates is based on the amount of interest collected on the Ginnie Mae Certificates, approximately equivalent to a weighted average interest rate on the Ginnie Mae Certificates, subject to an available funds cap. The extent and timing of prepayments may cause changes in the weighted average interest rate of the certificates.]]

[Multi-Class Certificates

The offered certificates may include fixed rate certificates, interest-only and principal-only certificates, component certificates, sequential certificates, planned amortization certificates, and classes of certificates of various types described in this prospectus (a “multi-class certificates offering”). [Each class is designated to receive a particular portion of future principal or interest cash flows on the primary assets.] [This designation does not change over the term of the certificates unless the certificates have a subordination feature in one or more classes of Subordinate Certificates that protects one or more classes of senior certificates in the event of failure of timely payment of the primary assets.] [Each certificate (or component thereof) of a multi-class certificates offering will have a principal balance or a notional balance and a specified interest rate (that may be zero). Interest distributions on a multi-class certificates will be made on each certificate (or component thereof) entitled to an interest distribution on each distribution date at the interest rate specified in or determined in accordance with this prospectus, to the extent funds are available in the trust account, subject to any subordination of the rights of any classes of Subordinate Certificates to receive current distributions.]

Payments of interest on Accrual Certificates will being only after [___] (the “accretion termination date”). On each distribution date on or before the accretion termination date, interest on the Accrual Certificates accrues, and the amount of interest accrued is added on each distribution date to the principal balance of the certificate. On each distribution date after the accretion termination date, interest distributions will be made on classes of Accrual Certificates on the basis of the current Compound Value of the class. The “Compound Value” of a class of Accrual Certificates equals the initial aggregate principal balance of the class, plus accrued and undistributed interest added to the class through the immediately preceding distribution date, less any principal distributions previously made to reduce the aggregate outstanding principal balance of the class.

Distributions of principal will be allocated among the classes of certificates in the order of priority and amount specified in this prospectus. Generally, the “Principal Distribution Amount” for any certificates on any distribution date will be equal to the sum of (1) the accrual distribution amount for any Accrual Certificates, (2) the Minimum Principal Distribution Amount and (3) [__%] of the excess cash flow. The “Minimum Principal Distribution Amount” is the amount, if any, by which the outstanding principal balance of the certificates (before giving effect to any payment of principal on that distribution date) exceeds the aggregate value of the primary assets as of that distribution date.

Subordinate Certificates

Certificates may include one or more classes of Subordinate Certificates that provide some or all of the credit support for the senior certificates. The rights of holders of the Subordinate Certificates to receive distributions will be subordinate in right and priority to the rights of holders of the senior certificates, but only to the extent described in this prospectus. If the primary assets are divided into separate Asset Groups, evidenced by separate classes, credit support may be provided by a cross-support feature. This feature requires that distributions be made to senior certificates prior to making distributions on Subordinate Certificates backed by assets in another Asset Group with the trust.]

Interest

[Fixed Rate Certificates

The certificates with a fixed interest rate will pay interest on the outstanding principal balance of that class, from its original issue date at the fixed interest rate stated on its face and in this prospectus until the principal amount of that class is distributed or made available for repayment. [Interest on the Class [    ] Certificates for any distribution date will be calculated at an annual rate based on and, in the aggregate, approximately equivalent to a weighted average interest rate on the Ginnie Mae Certificates, subject to an available funds cap. The available funds cap will be equal to the amount of funds collected during the relevant period from the Ginnie Mae Certificates, less expenses described in this prospectus to the extent payable from proceeds of the Ginnie Mae Certificates. These expenses are not scheduled and may be irregular. If no expenses have been invoiced in any relevant period, 100% of the funds collected during the relevant period from the Ginnie Mae Certificates will be passed through to the holders of the offered certificates. The initial expected pass-through rate for the Class [    ] Certificates will be based on the weighted average certificate rate of the Ginnie Mae Certificates for the first distribution date, which will be equal to [    ]%.]

[The fixed interest rate can be reset on one or more specified dates to another fixed interest rate specified in this prospectus. After an interest reset date, interest will be paid on the outstanding principal balance of that class at the reset fixed interest rate until that rate is subsequently reset or until the principal amount of that class is distributed or made available for repayment.] [The disclosure regarding any applicable interest rate reset will include more detailed information regarding when the reset may occur and how the reset rate is set.]

In the case of a class of fixed rate certificates with a nominal or no principal amount, that class will pay distributions until the notional amount of that class is reduced to zero, except that, if so specified in this prospectus, the interest rate for that class may be subject to periodic adjustment in response to designated changes in the rating assigned to the certificates by one or more rating agencies, in accordance with a schedule or otherwise, all as described in this prospectus. Interest on each class of fixed rate certificates will be distributable in arrears or in advance on each distribution date as specified in this prospectus.]

[Floating Rate Certificates

The certificates with a variable interest rate will be designated as a [“Floating Rate Certificate”, an “Inverse Floating Rate Certificate,” a “Floating Rate/Fixed Rate Certificate,” a “Fixed Rate/Floating Rate Certificate,” a “Floating Rate/Inverse Floating Rate Certificate,” an “Inverse Floating Rate/Floating Rate Certificate,” a “Fixed Rate/Inverse Floating Rate Certificate” or an “Inverse Floating Rate/Fixed Rate Certificate.”] The Class [    ] Certificates will accrue interest at a per annum rate of [    %] during the initial variable interest accrual period. During each succeeding variable interest accrual period, the Class [    ] Certificates will accrue interest at a rate of [    ] % per annum in excess of [insert specific index] [, subject to a maximum rate of [    ] % per annum and a minimum rate of [    ] % per annum]. All classes of certificates with a variable interest rate will pay interest on the outstanding principal balance of that class at the initial applicable interest rate set forth on its face and in this prospectus from its original issue date to but excluding the first interest reset date. The interest reset date is the first day of each daily, weekly, monthly, quarterly, semiannual or annual distribution reset period, specified in this prospectus.

Thereafter, the applicable interest rate on the certificates for each distribution reset date will be:

•        [for certificates designated as “Floating Rate Certificates,” determined by reference to an interest rate basis, or “base rate,” plus or minus the spread, if any, or multiplied by the spread multiplier, if any,

•        for certificates designated as “Inverse Floating Rate Certificates,” equal to the fixed interest rate specified in this prospectus minus the rate determined by reference to the applicable base rate, plus or minus the spread, if any, or multiplied by the spread multiplier, if any,

•        for certificates designated as “Floating Rate/Fixed Rate Certificates,” determined by reference to a base rate, plus or minus the spread, if any, or multiplied by the spread multiplier, if any, until the date specified in this prospectus as the date on which distributions will begin to be calculated on the basis of a fixed interest rate and as of that date the applicable interest rate will be the fixed interest rate specified in this prospectus or, if no such rate is specified, the applicable interest rate in effect on the day immediately preceding the date on which distributions will begin to be calculated on the basis of a fixed interest rate,

•        for certificates designated as “Fixed Rate/Floating Rate Certificates,” equal to a fixed interest rate until the date specified in this prospectus as the date on which distributions will begin to be determined by reference to a base rate plus or minus the spread, if any, or multiplied by the spread multiplier, if any,

•        for certificates designated as “Floating Rate/Inverse Floating Rate Certificates,” determined by reference to a base rate, plus or minus the spread, if any, or multiplied by the spread multiplier, if any, until the date specified in this prospectus as the date on which distributions will begin to be calculated on the basis of an interest rate equal to the fixed interest rate specified in this prospectus minus the rate determined by reference to a base rate, plus or minus the spread, if any, or multiplied by the spread multiplier, if any,

•        for certificates designated as “Inverse Floating Rate/Floating Rate Certificates,” calculated on the basis of an interest rate equal to the fixed interest rate specified in this prospectus minus the rate determined by reference to a base rate, plus or minus the spread, if any, or multiplied by the spread multiplier, if any, until the date specified in this prospectus as the date on which distributions will begin to be determined by reference to a base rate, plus or minus the spread, if any, or multiplied by the spread multiplier, if any,

•        for certificates designated as “Fixed Rate/Inverse Floating Rate Certificates,” equal to a fixed interest rate until the date specified in this prospectus as the date on which distributions will begin to be calculated on the basis of an interest rate equal to the fixed interest rate specified in this prospectus minus the rate determined by reference to a base rate, plus or minus the spread, if any, or multiplied by the spread multiplier, if any, or

•        for certificates designated as “Inverse Floating Rate/Fixed Rate Certificates,” calculated on the basis of an interest rate equal to the fixed interest rate specified in this prospectus minus the rate determined by reference to a base rate, plus or minus the spread, if any, or multiplied by the spread multiplier, if any, until the date specified in this prospectus as the date on which interest will begin to be calculated on the basis of a fixed interest rate and as of that date the applicable interest rate will be the fixed interest rate specified in this prospectus or, if no such rate is specified, the applicable interest rate in effect on the day immediately preceding the date on which interest will begin to be calculated on the basis of a fixed interest rate,]

provided, however, that if [any of] the above calculations would result in the applicable interest rate being less than zero then the applicable interest rate will be deemed to be equal to zero.

The “base rate” for any class of certificates will be designated in this prospectus, as described in greater detail below. The “spread” is the number of basis points, where one basis point equals one one-hundredth of a percentage point, that may be specified in this prospectus. The “spread multiplier” is the percentage that may be specified in this prospectus. [This prospectus may specify, however, that:

•        the base rate for a floating rate certificate may be determined by reference to two or more of the base rates described below, and

•        the spread or spread multiplier on floating rate certificates may be subject to adjustment from time to time in response to designated changes in the rating assigned to those certificates by one or more rating agencies, in accordance with a schedule or otherwise, all as described in this prospectus.]

This prospectus will designate one or more of the following base rates as applicable to the determination of the applicable interest rate in a floating rate certificate:

•        [the CD Rate for a “CD Rate Certificate”;

•        the Federal Funds Rate for a “Federal Funds Certificate”;

•        LIBOR Rate for a “LIBOR Certificate”;

•        SOFR Rate for a “SOFR Certificate”;

•        the prime loan rates or base lending rates of major U.S. banks for a “Prime Rate Certificate”;

•        the Treasury Rate for a “Treasury Rate Certificate”;

•        the Commercial Paper Rate for a “Commercial Paper Rate Certificate”;

•        the constant maturities swap rate for a “CMS Rate Certificate”; or

another base rate based on an index customarily used to measure interest in debt transactions (which will not be an index based on securities or commodities prices), including but not limited to the constant maturity treasury rate, the certificate of deposit index rate, the cost of funds index, the cost of savings index, the Federal Home Loan Bank rate, the GBP rate, the LIBOR Swap Rate, the monthly Treasury average rate, the national average contract mortgage rate, the national monthly median cost of funds rate, SIBOR or SWAPLIBOR.]

Interest will be payable only from cash that the trustee receives from the underlying Ginnie Mae Certificates that are available for application to that payment, notwithstanding the accrual of interest on the principal balance of the certificates at a higher rate.

In each case, these interest rates will be expressed as a rate per annum on a simple interest basis. In addition to any maximum interest rate, the interest rate applicable to any class of floating rate certificates will in no event be higher than the maximum rate of interest permitted by applicable New York and United States federal law. Under applicable New York and United States federal law as of the date of this prospectus, the maximum rate of interest, with some exceptions, is 25% per annum on a simple interest basis.

The trustee will be responsible for calculating floating interest rates on each class of floating rate certificates. All determinations of distributions by the trustee will, if made on a commercially reasonable basis and in good faith, be conclusive for all purposes and binding on the holders of floating rate certificates.

The applicable floating interest rate will be reset [daily, weekly, monthly, quarterly, semiannually or annually] (such period being the “Interest Accrual Period”). The first day of each Interest Accrual Period is called a “Interest Reset Date” and, with respect to each class, will be specified in this prospectus; provided that the interest rate in effect for the 10 days immediately before the final scheduled distribution date for a particular class of certificates will be [either (i) the interest rate applicable to each of those 10 days immediately before the final scheduled distribution date for a particular class of certificates or (ii) that in effect on the tenth day preceding that final scheduled distribution date, as specified in this prospectus]. [If an Interest Reset Date for any floating rate certificates would otherwise be a day that is not a business day, that interest reset date will occur on the next business day, except that, in the case of a LIBOR certificate described above, if that business day would fall in the next calendar month, the interest reset date will be the immediately preceding business day.] [The applicable interest rate for any SOFR certificates will be reset daily; provided, that with respect to each Interest Accrual Period, the period beginning two business days prior to the end of the Interest Accrual Period and ending on the last day of the Interest Accrual Period (the “SOFR Suspension Period” .]

For purposes of making the foregoing calculation, the variable interest rate in effect on any distribution reset date will be the applicable rate as reset on that date.

All percentages resulting from any calculation of the interest rate on a floating rate certificate will be rounded, if necessary, to the nearest 1/100,000 of 1% (.0000001), with five one-millionths of a percentage point rounded upward, and all currency amounts used in or resulting from that calculation on floating rate certificates will be rounded to the nearest one-hundredth of a unit, with .005 of a unit being rounded upward.

Distributions on any class of floating rate certificates will be distributable on the distribution dates and for the Interest Accrual Periods as and to the extent set forth in this prospectus.

Upon the request of the holder of any floating rate certificate, the trustee will provide the applicable interest rate then in effect and, if determined, the interest rate that will become effective on the next Interest Reset Date with respect to the floating rate certificate.

In the descriptions below:

•        The “Index Maturity” for any class of floating rate certificates is the period of maturity of the instrument or obligation from which the base rate is calculated.

•        “H.15(519)” means the publication entitled “Statistical Release H.15(519), Selected Interest Rates,” or any successor publication of the Board of Governors of the Federal Reserve System.

•        “Composite Quotations” means the daily statistical release entitled “Composite 3:30 p.m. Quotations for U.S. Government Securities,” or any successor publication, published by the Federal Reserve Bank of New York.]

[CD Rate Certificates.    CD Rate Certificates will pay interest at rates specified in this prospectus and will be calculated with reference to the CD Rate and the spread and/or the spread multiplier, if any.

Unless otherwise specified in this prospectus, the “CD Rate” for each Interest Accrual Period shall be the rate as of the second business day prior to the Interest Reset Date for such Interest Accrual Period (a “CD Rate Determination Date”) and will be the rate for negotiable securities of deposit having the Index Maturity designated in this prospectus as published in H.15(519) under the heading “CDs (Secondary Market).” In the event that such rate is not published prior to 3:00 p.m., New York City time, on the CD Rate Calculation Date (as defined below) pertaining to such CD Rate Determination Date, then the CD Rate for such Interest Accrual Period will be the rate on such CD Rate Determination Date for negotiable securities of deposit of the Index Maturity designated in this prospectus as published in Composite Quotations under the heading “Securities of Deposit.” If by 3:00 p.m., New York City time, on such CD Rate Calculation Date such rate is not yet published in either H.15(519) or Composite Quotations, then the CD Rate for such Interest Accrual Period will be calculated by the Calculation Agent for such CD Rate Certificate and will be the arithmetic mean of the secondary market offered rates as of 10:00 a.m.,

New York City time, on such CD Rate Determination Date, of three leading nonbank dealers in negotiable U.S. dollar securities of deposit in the City of New York selected by the trustee for such CD Rate Certificate for negotiable securities of deposit of major United States money center banks of the highest credit standing (in the market for negotiable securities of deposit) with a remaining maturity closest to the Index Maturity designated in this prospectus in a denomination of $5,000,000; provided, however, that if the dealers selected as aforesaid by such Calculation Agent are not quoting offered rates as mentioned in this sentence, the CD Rate for such Interest Accrual Period will be the same as the CD Rate for the immediately preceding Interest Accrual Period.

The “CD Rate Calculation Date” pertaining to any CD Rate Determination Date shall be the first to occur of (a) the tenth calendar day after such CD Rate Determination Date or, if such day is not a business day, the next succeeding business day and (b) the second business day preceding the date any distribution of interest is required to be made following the applicable Interest Reset Date.

CD Rate certificates, like other certificates, are not deposit obligations of a bank and are not insured by the Federal Deposit Insurance Corporation.]

[Commercial Paper Rate Certificates.    Commercial Paper Rate Certificates will pay distributions at the rates that this prospectus specifies, calculated with reference to the Commercial Paper Rate, as described below and the spread and/or the spread multiplier, if any.

Unless otherwise specified in this prospectus, the “Commercial Paper Rate” for each Interest Accrual Period will be determined by the trustee for such Commercial Paper Rate Certificate as of the second business day prior to the Interest Reset Date for such Interest Accrual Period (a “Commercial Paper Rate Determination Date”) and shall be the Money Market Yield (as defined below) on such Commercial Paper Rate Determination Date of the rate for commercial paper having the Index Maturity specified in this prospectus, as such rate shall be published in H.15(519) under the heading “Commercial Paper.” In the event that such rate is not published prior to 3:00 p.m., New York City time, on the Commercial Paper Rate Calculation Date (as defined below) pertaining to such Commercial Paper Rate Determination Date, then the Commercial Paper Rate for such Interest Accrual Period shall be the Money Market Yield on such Commercial Paper Rate Determination Date of the rate for commercial paper of the specified Index Maturity as published in Composite Quotations under the heading “Commercial Paper”. If by 3:00 p.m., New York City time, on such Commercial Paper Rate Calculation Date such rate is not yet published in either H.15(519) or Composite Quotations, then the Commercial Paper Rate for such Interest Accrual Period shall be the Money Market Yield of the arithmetic mean of the offered rates, as of 11:00 a.m., New York City time, on such Commercial Paper Rate Determination Date of three leading dealers of commercial paper in the City of New York selected by the trustee for such Commercial Paper Rate Certificate for commercial paper of the specified Index Maturity placed for an industrial issuer whose bonds are rated “AA” or the equivalent by a nationally recognized rating agency; provided, however, that if the dealers selected as aforesaid by the trustee are not quoting offered rates as mentioned in this sentence, the “Commercial Paper Rate” for such Interest Accrual Period will be the same as the Commercial Paper Rate for the immediately preceding Interest Accrual Period.

The term “Money Market Yield” means a yield (expressed as a percentage) calculated in accordance with the following formula:

Money Market Yield	=	D x 360	x	100
360 – (D x M)

where “D” refers to the applicable annual rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and “M” refers to the actual number of days in the applicable period for which interest is being calculated.

The “Commercial Paper Rate Calculation Date” pertaining to any Commercial Paper Rate Determination Date shall be the first to occur of (a) the tenth calendar day after such Commercial Paper Rate Determination Date or, if such day is not a business day, the next succeeding business day or (b) the second business day preceding the date any distribution of interest is required to be made following the applicable Interest Reset Date.]

[Federal Funds Rate Certificates.    Federal Funds Rate certificates will bear interest at the interest rates that this prospectus specifies, calculated with reference to the Federal Funds Rate, as described below, and the spread and/or the spread multiplier, if any.

Unless otherwise specified in this prospectus, the “Federal Funds Rate” for each Interest Accrual Period shall be the effective rate on the Interest Reset Date for such Interest Accrual Period (a “Federal Funds Rate Determination Date”) for Federal Funds as published in H.15(519) under the heading “Federal Funds (Effective)”. In the event that such rate is not published prior to 3:00 p.m., New York City time, on the Federal Funds Rate Calculation Date (as defined below) pertaining to such Federal Funds Rate Determination Date, the “Federal Funds Rate” for such Interest Accrual Period shall be the rate on such Federal Funds Rate Determination Date as published in Composite Quotations under the heading “Federal Funds/Effective Rate”. If by 3:00 p.m., New York City time, on such Federal Funds Rate Calculation Date such rate is not yet published in either H.15(519) or Composite Quotations, then the Federal Funds Rate for such Interest Accrual Period shall be the rate on such Federal Funds Rate Determination Date made publicly available by the Federal Reserve Bank of New York which is equivalent to the rate which appears in H.15(519) under the heading “Federal Funds (Effective)”; provided, however, that if such rate is not made publicly available by the Federal Reserve Bank of New York by 3:00 p.m., New York City time, on such Federal Funds Rate Calculation Date, the Federal Funds Rate for such Interest Accrual Period will be the same as the Federal Funds Rate in effect for the immediately preceding Interest Accrual Period (or, if there was no such Interest Accrual Period, the Initial Pass-Through Rate). Unless otherwise specified in this prospectus, in the case of a Federal Funds Rate Certificate that resets daily, the Pass-Through Rate on such Certificate for the period from and including a Monday to but excluding the succeeding Monday will be reset by the trustee for such certificate on such second Monday (or, if not a business day, on the next succeeding business day) to a rate equal to the average of the Federal Funds Rate in effect with respect to each such day in such week.

The “Federal Funds Rate Calculation Date” pertaining to any Federal Funds Rate Determination Date shall be the next succeeding business day.]

[LIBOR Certificates.    LIBOR Certificates will pay distributions at the rates that this prospectus specifies, calculated with reference to LIBOR and the spread and/or the spread multiplier, if any.

With respect to LIBOR indexed to the offered rate for U.S. dollar deposits, unless otherwise specified in this prospectus,

“LIBOR” for each Interest Accrual Period will be determined by the trustee for any LIBOR Certificate as follows:

(i)     On the second London Banking Day prior to the Interest Reset Date for such Interest Accrual Period (a “LIBOR Determination Date”), the trustee will determine the arithmetic mean of the offered rates for deposits in U.S. dollars for the period of the Index Maturity specified in this prospectus, commencing on such Interest Reset Date, which appear on the Reuters Screen LIBO Page at approximately 11:00 a.m., London time, on such LIBOR Determination Date.

“Reuters Screen LIBO Page” means the display designated as page “LIBOR” on the Reuters Monitor Money Rates Service (or such other page as may replace the LIBO page on that service for the purpose of displaying London interbank offered rates of major banks). If at least two such offered rates appear on the Reuters Screen LIBO Page, LIBOR for such Interest Accrual Period will be the arithmetic mean of such offered rates as determined by the trustee for such LIBOR Certificate.

(ii)    If fewer than two offered rates appear on the Reuters Screen LIBO Page on such LIBOR Determination Date, the trustee will request the principal London offices of each of four major banks in the London interbank market selected by the trustee to provide the trustee with its offered quotations for deposits in U.S. dollars for the period of the specified Index Maturity, commencing on such Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Determination Date and in a principal amount equal to an amount of not less than $1,000,000 that is representative of a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such Interest Accrual Period will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, LIBOR for such Interest Accrual Period will be the arithmetic mean of rates quoted by three major banks in the City of New York selected by the trustee at approximately 11:00 a.m., New York City time, on such LIBOR Determination Date for loans in U.S. dollars to leading European banks, for the period of the specified Index Maturity, commencing on such Interest Reset Date, and in a principal amount equal to an amount of not less than $1,000,000 that is representative of a single transaction in such market at such time; provided, however, that if fewer than three banks selected as aforesaid by the trustee are quoting rates as specified in this sentence, LIBOR for such Interest Accrual Period will be the same as LIBOR for the immediately preceding Interest Accrual Period.

If LIBOR with respect to any LIBOR Certificate is indexed to the offered rates for deposits in a currency other than U.S. dollars, this prospectus will set forth the method for determining such rate.]

[SOFR Certificates.    SOFR Certificates will pay distributions at the rates that this prospectus specifies, calculated with reference to SOFR and the spread, spread adjustment and/or the spread multiplier, if any.

With respect to SOFR indexed to the offered rate for U.S. dollar deposits, unless otherwise specified in this prospectus,

“SOFR” for each Interest Accrual Period will be determined by the trustee for any SOFR Certificate as follows:

[The current Ginnie Mae convention for determining SOFR at the time of issuance of the related Ginnie Mae Certificates will be specified in this section of the prospectus.]]

[Prime Rate Certificates.    Prime Rate Certificates will pay distributions at the interest rates, calculated with reference to the prime rate and the spread and/or the spread multiplier, if any, specified in this prospectus.

Unless otherwise specified in this prospectus, the “prime rate” means, with respect to any record date, that rate on that date, as published in H.15(519) under the heading “Bank Prime Loan.” If that rate is not published by 9:00 a.m., New York City time, on the calculation date pertaining to that record date the prime rate will be the arithmetic mean of the rates of interest publicly announced by each bank named on the Reuters Screen NYMF Page as that bank’s prime rate or base lending rate as in effect for that record date. “Reuters Screen NYMF Page” means the display designated as page “NYMF” on the Reuters Monitor Money Rates Service, or any other page that may replace the NYMF page on that service for the purpose of displaying prime rates or base lending rates of major U.S. banks. If fewer than four but more than one rate appears on the Reuters Screen NYMF Page for that record date the prime rate will be the arithmetic mean of the prime rates, quoted on the basis of the actual number of days in the year divided by 360, as of the close of business on that record date by four major money center banks in The City of New York. If fewer than two rates appear on the Reuters Screen NYMF page, the prime rate will be the arithmetic mean of the prime rates in effect for the record date as furnished in The City of New York by at least three substitute banks or trust companies organized and doing business under the laws of the United States, or any U.S. state, in each case having total equity capital of at least $500,000,000 and subject to supervision or examination by federal or state authority. The banks and trust companies referred to above will be selected by the trustee after consultation with the depositor. However, if the banks or trust companies that the trustee selects are not quoting those rates, the interest rate for the period commencing on the distribution reset date following the record date will be the interest rate borne by the prime rate certificates on the record date. If the prime rate must be calculated then that calculation will be performed by the trustee.]

[Treasury Rate Certificates.    Treasury Rate Certificates will pay distributions at the rates, calculated with reference to the Treasury Rate and the spread and/or the spread multiplier, if any, specified in this prospectus.

Unless otherwise specified in this prospectus, the “Treasury Rate” for each Interest Accrual Period will be the rate for the auction held on the Treasury Rate Determination Date (as defined below) for such Interest Accrual Period of direct obligations of the United States (“Treasury bills”) having the Index Maturity specified in this prospectus, as such rate shall be published in H.15(519) under the heading “U.S. Government Securities-Treasury bills-auction average (investment)” or, in the event that such rate is not published prior to 3:00 p.m., New York City time, on the Treasury Rate Calculation Date (as defined below) pertaining to such Treasury Rate Determination Date, the auction average rate (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) on such Treasury Rate Determination Date as otherwise announced by the United States Department of the Treasury. In the event that the results of the auction of Treasury bills having the specified Index Maturity are not published or reported as provided above by 3:00 p.m., New York City time, on such Treasury Rate Calculation Date, or if no such auction is held on such Treasury Rate Determination Date, then the Treasury Rate for such Interest Accrual Period shall be calculated by the trustee for such Treasury Rate Certificate and shall be a yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on such Treasury Rate Determination Date, of three leading primary United States government securities dealers selected by the trustee for the issue of Treasury bills with a remaining maturity closest to the specified Index Maturity; provided, however, that if the dealers selected as aforesaid by the trustee are not quoting bid rates as mentioned in this sentence, then the Treasury Rate for such Interest Accrual Period will be the same as the Treasury Rate for the immediately preceding Interest Accrual Period (or, if there was no such Interest Accrual Period, the Initial Pass-Through Rate).

The “Treasury Rate Determination Date” for such Interest Accrual Period will be the day of the week in which the Interest Reset Date for such Interest Accrual Period falls on which Treasury bills would normally be auctioned. Treasury bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday. If, as the result of a legal holiday, an auction is so held on the preceding Friday, such Friday will be the Treasury Rate Determination Date pertaining to the Interest Accrual Period commencing in the next succeeding week. Unless otherwise specified in this prospectus, if an auction date shall fall on any day that would otherwise be an Interest Reset Date for a Treasury Rate Certificate, then such Interest Reset Date shall instead be the Business Day immediately following such auction date.

The “Treasury Rate Calculation Date” pertaining to any Treasury Rate Determination Date shall be the first to occur of (a) the tenth calendar day after such Treasury Rate Determination Date or, if such a day is not a business day, the next succeeding business day or (b) the second Business Day preceding the date any distribution of interest is required to be made following the applicable Interest Reset Date. ]

[CMS Rate Certificates.    CMS Rate Certificates will pay distributions at the rates, calculated with reference to the CMS Rate and the spread and/or the spread multiplier, if any, specified in this prospectus.

The “CMS Rate” for each Interest Accrual Period will be determined by the trustee for such CMS Rate Certificate as of the second U.S. Government Certificates Business Day prior to the Interest Reset Date for such Interest Accrual Period (a “CMS Rate Determination Date”) by multiplying (i) the principal amount specified in this prospectus, (ii) the rate displayed in the Moneyline Telerate Page 42276 for such Interest Accrual Period and (iii) the actual number of days in the related Interest Accrual Period, divided by 360 (calculated on the basis of a 360-day year of twelve 30-day months).

The “Moneyline Telerate Page 42276 Swap Rate” shall be the rate displayed on the Moneyline Telerate Page 42276 by 11:00 a.m., New York City time, on the CMS Rate Calculation Date (which we describe below) pertaining to the CMS Rate Determination Date under the heading (or any successor heading) “RATES AS AT 11:00 EST under the column for the Index Maturity specified in this prospectus for such CMS Rate Determination Date. If the above rate is no longer displayed on the relevant page, or if not displayed by 11:00 a.m., New York City time, on the CMS Rate Calculation Date, then the CMS Rate will be the rate for U.S. Dollar swaps with a maturity of the Index Maturity designated in this prospectus, expressed as a percentage, which appears on the Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time, on the CMS Rate Calculation Date. If that information is no longer displayed by 11:00 a.m., New York City time, on the CMS Rate Calculation Date, then the CMS Rate will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on the CMS Rate Calculation Date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the Index Maturity designated in this prospectus commencing on that CMS Rate Determination Date with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/ 360 day count basis, is equivalent to “LIBOR Moneyline Telerate” with a maturity of three months. The trustee will select the five swap dealers after consultation with the depositor and will request the principal New York City office of each of those dealers to provide a quotation of its rate. If at least three quotations are provided, the CMS Rate for that CMS Rate Determination Date will be the arithmetic mean of the quotations, eliminating the highest and lowest quotations or, in the event of equality, none of the highest and one of the lowest quotations. If fewer than three swap dealers selected by the trustee are quoting as described above, the CMS Rate will be the CMS Rate in effect on that CMS Rate Determination Date or, if that CMS Rate Determination Date is the first CMS Rate Determination Date, the Initial Pass-Through Rate.

“CMS Rate Calculation Date” pertaining to any CMS Rate Determination Date shall be the next succeeding business day.

“Reuters Screen ISDAFIX1 Page” means the display on the Reuters Money 3000 Service (or any successor services) on the “ISDAFIX1” page (or any other page as may replace that page on that service) for the purpose of displaying rates or prices comparable to that floating rate payment).

“U.S. Government Certificates Business Day” means, any day except for a Saturday, Sunday or a day on which The Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

If two United States Treasury securities with an original maturity greater than the index maturity specified in this prospectus have remaining terms to maturity equally close to the particular index maturity, the quotes for the United States Treasury certificate with the shorter original remaining term to maturity will be used.]]

Interest Payments on the Certificates

Interest will be paid to holders of the offered certificates to the extent of funds available to make payments of interest, on each distribution date as follows: [_________].

Principal Payments on the Certificates

Principal will be paid to holders of the offered certificates to the extent of funds available to make payments of principal, on each distribution date as follows: [_________].

Payment Priorities

On each distribution date, and after payment of the unpaid fees and expenses, if any, of the trustee and the asset representations reviewer, the trustee will apply the amounts collected [in respect of the Ginnie Mae Certificates] [in an applicable Ginnie Mae Certificate group] available for payment [generally, first to the payment of interest then accrued and payable on the certificates and second to the payment of the principal of the certificates then payable] [as follows: [_______]].

See “The Certificates” in this prospectus for additional information.

Reports to Certificateholders

On each distribution date, the trustee will make available to each holder of a certificate [and the rating agency] a statement generally setting forth, among other things:

•        any applicable record dates for calculating distributions and actual distribution dates for the distribution period;

•        the amount of cashflows received and the sources thereof for distributions, fees and expenses;

•        the amount of fees and expenses accrued and paid, the purpose of such fees and expenses, including the amount of fees paid to the trustee, the independent accountant and the asset representations reviewer, for such distribution date;

•        the amount of the distribution with respect to each class of certificates;

•        the amount of such distributions allocable to principal;

•        the amount of such distributions allocable to interest;

•        the effective certificate interest rate for each class of certificates for that distribution date;

•        the principal balance of each agency security, and the net weighted average coupon, weighted average life and weighted average remaining term of the Ginnie Mae Certificates;

•        the principal balance of each class of certificates as of such distribution date together with the principal balance of the certificates of the related class (based on a certificate in the original principal balance of $1,000), after giving effect to any payment of principal on such distribution date;

•        the pool balance as of such distribution;

•        the beginning and ending balances of the trust account or other transaction account and any material account activity during the related period;

•        information with respect to material breaches of pool asset representations or warranties or transaction covenants; and

•        such other information as is required under the trust agreement.

The trustee will make that statement available each month, to any interested party, via the trustee’s website. The trustee’s Internet website will initially be located at www.[    ].com. Assistance in using the website can be obtained by calling the trustee’s customer service desk at (___) ___-____. Parties that are unable to use the above distribution options are entitled to have a paper copy mailed to them via first class mail by calling the customer service desk and indicating such. The trustee will have the right to change the way such reports are distributed in order to make such distribution more convenient and/or more accessible to the above parties, and the trustee will provide timely and adequate notification to all above parties regarding any such changes. Such reports shall also be included as an exhibit to a Form 10-D filed by the issuing entity.

In addition, upon written request within a reasonable period of time after the end of each calendar year, the trustee, pursuant to the trust agreement, will prepare and deliver to each holder of a certificate of record during the previous calendar year a statement containing aggregate payment information necessary to enable holders of the certificates to prepare their tax returns. These statements will not have been examined and reported upon by an independent public accountant.

[Exchangeable Certificates

General

The certificates may include one or more classes that are exchangeable certificates. The holders of one or more classes of exchangeable certificates will be entitled, after notice and payment to the trustee of an administrative fee, to exchange all or a portion of those classes for proportionate interests in one or more of the other classes of exchangeable certificates. All of the classes of exchangeable certificates are listed in this prospectus. The classes of certificates that are exchangeable for one another are referred to as “related” to each other, and each related grouping of exchangeable certificates will be referred to as a “combination.” Each combination of exchangeable certificates will be issued by the trust and, in the aggregate, will represent a distinct combination of uncertificated interests in the trust. At any time after their initial issuance, any class of exchangeable certificates may be exchanged for the related class or classes of exchangeable certificates. In some cases, multiple classes of exchangeable certificates may be exchanged for one or more classes or related exchangeable certificates.

The description of the certificates that includes exchangeable certificates, including descriptions of principal and interest distributions, registration and denomination of certificates, credit enhancement, yield and prepayment considerations and tax, ERISA and legal investment considerations, also will apply to each class of exchangeable certificates. This prospectus will separately describe the yield and prepayment considerations applicable to, and the risks of investment in, each class of exchangeable certificates in a combination. For example, separate decrement tables and yield tables, if applicable, will be included for each class of a combination of exchangeable certificates.

Exchanges

If a holder elects to exchange its exchangeable certificates for related exchangeable certificates, the following three conditions must be satisfied:

•        the aggregate principal balance of the exchangeable certificates received in the exchange, immediately after the exchange, must equal the aggregate principal balance, immediately prior to the exchange, of the exchanged certificates (for purposes of this condition, an interest-only class will have a principal balance of zero);

•        the aggregate amount of interest payable for each distribution date with respect to the exchangeable certificates received in the exchange must equal the aggregate amount of interest payable on that distribution date with respect to the exchanged certificates; and

•        the class or classes of exchangeable certificates must be exchanged in the applicable proportions, if any, described in this prospectus.

There are different types of combinations that can exist. Some examples of combinations of exchangeable certificates that differ in their interest characteristics include:

•        A class of exchangeable certificates with an interest rate that varies directly with changes in an index and a class of exchangeable certificates with an interest rate that varies indirectly with changes in an index may be exchangeable for a class of exchangeable certificates with a fixed interest rate. In this case, the classes with interest rates that vary with an index would produce, in the aggregate, an annual interest amount equal to that generated by the class with a fixed interest rate. In addition, the aggregate principal balance of the two classes with interest rates that vary with an index would equal the principal balance of the class with the fixed interest rate.

•        An interest-only class and a principal-only class of exchangeable certificates may be exchangeable, together, for a class that is entitled to both principal and interest payments. The principal balance of the principal and interest class would be equal to the principal balance of the exchangeable principal only class, and the interest rate on the principal and interest class would be a fixed rate that, when applied to the principal balance of this class, would generate an annual interest amount equal to the annual interest amount of the exchangeable interest-only class.

•        Two classes of principal and interest classes with different fixed interest rates may be exchangeable together, for a class that is entitled to both principal and interest payments, with a principal balance equal to the aggregate principal balance of the two exchanged classes, and a fixed interest rate that when applied to the principal balance of the exchanged for classes, would generate an annual interest amount equal to the aggregate amount of annual interest of the two exchanged classes.

A certificateholder may be able to exchange its exchangeable certificates for other exchangeable certificates that have different principal payment characteristics. Examples of these types of combinations include:

•        A class of exchangeable certificates that accretes all of its interest for a specified period, with the accreted amount added to the principal balance of the accreting class, and a class of exchangeable certificates that receives principal payments from these accretions may be exchangeable, together, for a single class of exchangeable certificates that receives payments of interest continuously from the first distribution date on which it receives interest until it is retired.

•        A class of exchangeable certificates that is a Scheduled Certificate, PAC or TAC, and a class of exchangeable certificates that only receives principal payments on a distribution date if scheduled payments have been made on the Scheduled Certificate, PAC or TAC, as applicable, may be exchangeable, together, for a class of exchangeable certificates that receives principal until it is retired.

A number of factors may limit the ability of an exchangeable certificateholder to effect an exchange. For example, the certificateholder must own, at the time of the proposed exchange, the class or classes necessary to make the exchange in the necessary proportions. If a certificateholder does not own the necessary classes or does not own the necessary classes in the proper proportions, the certificateholder may not be able to obtain the desired class of exchangeable certificates. The certificateholder desiring to make the exchange may not be able to purchase the necessary class from the then-current owner at a reasonable price, or the necessary proportion of the needed class may no longer be available due to principal payments or prepayments that have been applied to that class.

Procedures

A certificateholder will be required to provide notice to the trustee five business days prior to the proposed exchange date. The notice must include the outstanding principal or notional amount of the certificates to be exchanged and to be received, and the proposed exchange date. When the trustee receives this notice, it will provide instructions to the certificateholder regarding delivery of the certificates and payment of the administrative fee.

A certificateholder’s notice to the trustee will become irrevocable on the second business day prior to the proposed exchange date. Any exchangeable certificates in book-entry form will be subject to the rules, regulations and procedures applicable to DTC’s book-entry certificates.

The exchange proportions described in this prospectus for a combination of classes of exchangeable certificates, these proportions will be based on the original, rather than the outstanding, principal or notional amounts of these classes.

The first payment on an exchangeable certificate received in an exchange will be made on the distribution date in the month following the month of the exchange. This payment will be made to the certificateholder of record as of the applicable record date.

Fees and Expenses

Before payments are made on the certificates, the fees and expenses, if any, of the trustee and the asset representations reviewer will be paid by the trust from the payments received on the Ginnie Mae Certificates.

See “Fees and Expenses of the Trust” in this prospectus.

Final Scheduled Distribution Date

The final scheduled distribution date for each class of the offered certificates will be the applicable distribution date specified in the table on page [      ]. The actual final distribution date for each class of the offered certificates may be earlier, and could be substantially earlier, than the applicable final scheduled distribution date.

Listing

The certificates are not listed, and no party to the transaction intends to list the certificates, on any exchange or to quote them in the automated quotation system of a registered securities organization.

Book-Entry Registration

General

The offered certificates, other than the Class [    ] Certificate, will be book-entry certificates, and each of these classes will be represented by one or more single certificates registered in the name of a nominee for the depository, The Depository Trust Company (“DTC”) and additionally through Clearstream Banking Luxembourg (referred to herein as “Clearstream”) or the Euroclear System (“Euroclear”). Each class of book-entry certificates will be issued in one or more certificates that equal the initial principal balance of the related class of offered certificates and will initially be registered in the name of Cede & Co. or another nominee of DTC. Initially, Cede & Co. is expected to be the holder of record of the DTC registered certificates. Non-U.S. dollar denominated certificates may be held in book-entry form by Deutsche Bank AG London as common depository for Clearstream and Euroclear. Investors’ interests in non-U.S. dollar denominated certificates in book-entry form will be represented in financial institutions acting on their behalf as direct and indirect participants in Clearstream or Euroclear. As a result, DTC will hold positions in non-U.S. dollar denominated certificates on behalf of its participants through its depositories, which in turn will hold positions in accounts as participants of Clearstream or Euroclear.

No person acquiring an interest in a book-entry certificate (each, a “beneficial owner”) will be entitled to receive a definitive certificate, except as set forth below under “— Definitive Certificates.” Unless and until definitive certificates are issued for the book-entry certificates under the limited circumstances described in this prospectus, all references to actions by certificateholders with respect to the book-entry certificates will refer to actions taken by DTC, Clearstream or Euroclear upon instructions from their participants (as defined below), and all references herein to distributions, notices, reports and statements to certificateholders with respect to the book-entry certificates will refer to distributions, notices, reports and statements to DTC, Clearstream or Euroclear, as applicable, for distribution to beneficial owners by DTC in accordance with the procedures of DTC and if applicable, Clearstream and Euroclear.

Beneficial owners will hold their book-entry certificates through DTC in the United States, or, if the offered certificates are offered for sale globally, through Clearstream or Euroclear in Europe, who in turn hold through DTC, if they are participating organizations (“participants”) of those systems. Participants include certificates brokers and dealers, banks, trust companies and clearing corporations and may include some other organizations. Indirect access to the DTC, Clearstream and Euroclear systems also is available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

DTC

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of the Exchange Act. DTC was created to hold certificates for its participants, some of which (with or through their representatives) own DTC, and facilitate the clearance and settlement of certificates transactions between its participants through electronic book-entry changes in their accounts, thereby eliminating the need for physical movement of certificates. In accordance with its normal procedures, DTC is expected to record the positions held by each of its participants in the book-entry certificates, whether held for its own account or as a nominee for another person. In general, beneficial ownership of book-entry certificates will be subject to the rules, regulations and procedures governing DTC and its participants as in effect from time to time.

Clearstream

Clearstream is incorporated under the laws of Luxembourg as a professional depository. Clearstream holds certificates for its participants and facilitates the clearance and settlement of certificates transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled in Clearstream in United States dollars or in certain foreign currencies. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded certificates and certificates lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depository, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Participants of Clearstream are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant of Clearstream, either directly or indirectly.

Euroclear

Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Transactions may be settled in United States dollars or in certain foreign currencies. Euroclear includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. Euroclear is operated by the Brussels, Belgium office of JPMorgan Chase Bank, National Association (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “cooperative corporation”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the cooperative corporation. The cooperative corporation establishes policy for Euroclear on behalf of its participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a participant of Euroclear, either directly or indirectly.

The Euroclear Operator is the Belgian branch of a New York banking corporation that is a member bank of the Federal Reserve System, and is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of its participants and has no record of or relationship with persons holding through participants of Euroclear.

Clearstream and Euroclear will hold omnibus positions on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries which in turn will hold positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank will act as depositary for Clearstream and JP Morgan Chase Bank will act as depositary for Euroclear (individually the “Relevant Depositary” and collectively, the “European Depositaries”).

Beneficial Ownership of Book-Entry Certificates

Except as described below, no beneficial owner will be entitled to receive a physical certificate representing a certificate. Unless and until definitive certificates are issued, it is anticipated that the only “certificateholder” of the offered certificates will be Cede & Co., as nominee of DTC. Beneficial owners will not be “certificateholders,” as that term is used in the trust agreement. Beneficial owners are only permitted to exercise their rights indirectly through participants, DTC, Clearstream or Euroclear, as applicable.

The beneficial owner’s ownership of a book-entry certificate will be recorded on the records of the brokerage firm, bank, thrift institution or other financial intermediary that maintains the beneficial owner’s account for that purpose. In turn, the financial intermediary’s ownership of a book-entry certificate will be recorded on the records of DTC (or of a participant that acts as agent for the financial intermediary, whose interest will in turn be recorded on the records of DTC, if the beneficial owner’s financial intermediary is not a participant of DTC and on the records of Clearstream or Euroclear, as appropriate).

Beneficial owners will receive all distributions of principal of, and interest on, the offered certificates from the trustee through DTC and its participants. While the offered certificates are outstanding (except under the circumstances described below), under the rules, regulations and procedures creating and affecting DTC and its operations (the “DTC Rules”), DTC is required to make book-entry transfers among participants on whose behalf it acts with respect to the offered certificates and is required to receive and transmit distributions of principal of, and interest on, the offered certificates. Participants and indirect participants with whom beneficial owners have accounts with respect to offered certificates are similarly required to make book-entry transfers and receive and transmit distributions on behalf of their respective beneficial owners. Accordingly, although beneficial owners will not possess certificates, the Rules provide a mechanism by which beneficial owners will receive distributions and will be able to transfer their interest.

Beneficial owners will not receive or be entitled to receive certificates representing their respective interests in the offered certificates, except under the limited circumstances described below. Unless and until definitive certificates are issued, beneficial owners who are not participants may transfer ownership of offered certificates only through participants and indirect participants by instructing the participants and indirect participants to transfer offered certificates, by book-entry transfer, through DTC for the account of the purchasers of the offered certificates, which account is maintained with their respective participants. Under the Rules and in accordance with DTC’s normal procedures, transfer of ownership of book-entry certificates will be executed through DTC and the accounts of the respective participants at DTC will be debited and credited. Similarly, the participants and indirect participants will make debits or credits, as the case may be, on their records on behalf of the selling and purchasing beneficial owners.

Because of time zone differences, any credits of certificates received in Clearstream or Euroclear as a result of a transaction with a participant will be made during subsequent certificates settlement processing and dated the business day following the DTC settlement date. These credits or any transactions in certificates settled during this processing will be reported to the relevant participants of Clearstream or Euroclear on that business day. Cash received in Clearstream or Euroclear as a result of sales of certificates by or through a participant of Clearstream or Euroclear to a participant of DTC will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC. For information with respect to tax documentation procedures relating to the certificates, see “Material Federal

Income Tax Considerations” in this prospectus and, if the book-entry certificates are globally offered, see “Global Clearance, Settlement and Tax Documentation Procedures — Certain U.S. Federal Income Tax Documentation Requirements” in Annex I attached to, and incorporated by this reference into, this prospectus.

Transfers between participants of DTC will occur in accordance with DTC Rules. Transfers between participants of Clearstream or Euroclear will occur in accordance with their respective rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through participants of Clearstream or Euroclear, on the other, will be effected in DTC in accordance with the DTC Rules on behalf of the relevant European international clearing system by the Relevant Depositary; however, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the Relevant Depositary to take action to effect final settlement on its behalf by delivering or receiving certificates in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Participants of Clearstream or Euroclear may not deliver instructions directly to the European Depositaries.

Distributions on the book-entry certificates will be made on each distribution date by the trustee to DTC. DTC will be responsible for crediting the amount of each distribution to the accounts of the applicable participants of DTC in accordance with DTC’s normal procedures. Each participant of DTC will be responsible for disbursing the distribution to the Beneficial Owners of the book-entry certificates that it represents and to each financial intermediary for which it acts as agent. Each financial intermediary will be responsible for disbursing funds to the beneficial owners of the book-entry certificates that it represents.

Under a book-entry format, Beneficial Owners of the book-entry certificates may experience some delay in their receipt of payments, because the distributions will be forwarded by the trustee to Cede & Co. Any distributions on certificates held through Clearstream or Euroclear will be credited to the cash accounts of participants of Clearstream or Euroclear in accordance with the relevant system’s rules and procedures, to the extent received by the Relevant Depositary. These distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations. See “Material Federal Income Tax Considerations” in this prospectus. Because DTC can only act on behalf of financial intermediaries, the ability of a beneficial owner to pledge book-entry certificates to persons or entities that do not participate in the depository system, or otherwise take actions in respect of book-entry certificates, may be limited due to the lack of physical certificates for the book-entry certificates. In addition, issuance of the book-entry certificates in book-entry form may reduce the liquidity of the certificates in the secondary market since certain potential investors may be unwilling to purchase certificates for which they cannot obtain physical certificates.

Monthly and annual reports will be provided to Cede & Co., as nominee of DTC, and may be made available by Cede & Co. to beneficial owners upon request, in accordance with the rules, regulations and procedures creating and affecting the depository, and to the financial intermediaries to whose DTC accounts the book-entry certificates of beneficial owners are credited.

Generally, DTC will advise the applicable trustee that unless and until definitive certificates are issued, DTC will take any action permitted to be taken by the holders of the book-entry certificates under the related agreements, only at the direction of one or more financial intermediaries to whose DTC accounts the book-entry certificates are credited, to the extent that actions are taken on behalf of financial intermediaries whose holdings include the book-entry certificates. If the book-entry certificates are globally offered, Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a certificateholder under the related agreements, on behalf of a participant of Clearstream or Euroclear only in accordance with its relevant rules and procedures and subject to the ability of the Relevant Depositary to effect those actions on its behalf through DTC. DTC may take actions, at the direction of the related participants, with respect to some offered certificates that conflict with actions taken with respect to other offered certificates.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of book-entry certificates among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures and the procedures may be discontinued at any time.

None of the depositor, the trustee, any registrar or paying agent or any of their affiliates will have any responsibility for any aspect of the records relating to or payments made on account of beneficial ownership interests of the book-entry certificates or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Definitive Certificates

Certificates initially issued in book-entry form will be issued as definitive certificates to beneficial owners or their nominees, rather than to DTC or its nominee only if DTC or the depositor advises the trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as depository for the certificates and the depositor or trustee is unable to locate a qualified successor.

Upon the occurrence of the events described in the immediately preceding paragraph, [DTC is required to notify all participants of the availability through DTC of definitive certificates for the beneficial owners] [the trustee will be required to notify all beneficial owners of the occurrence of that event and the availability of definitive certificates]. Upon surrender by DTC of the certificate or certificates representing the book-entry certificates, together with instructions for registration, the trustee will issue (or cause to be issued) to the beneficial owners identified in those instructions the definitive certificates to which they are entitled, and thereafter the trustee will recognize the holders of those definitive certificates as certificateholders under the related agreements.

According to DTC, the information above for DTC has been provided for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Credit Enhancement

Credit enhancement for the certificates will consist of the Ginnie Mae guaranty [and subordination of more junior classes of certificates, if any]. The assets of the trust will consist primarily of one or more mortgage backed certificates insured or guaranteed by Ginnie Mae. The Ginnie Mae guaranty, which is backed by the full faith and credit of the United States of America, ensures the full and timely payment of principal of and interest on the Ginnie Mae Certificates. The guaranteed payments consist of scheduled monthly principal due or received on the underlying mortgage loans, any unscheduled prepayments or other recoveries of principal due or received on the underlying mortgage loans, and interest at the rate provided for in the Ginnie Mae Certificates.

[Payments will be made in accordance with “The Certificates — Payment Priorities” in this prospectus. Non-payment on the certificates could result if the underlying mortgage loans do not generate sufficient cash flow to make payments under the Ginnie Mae Certificates and the Ginnie Mae guaranty were not honored. In such a case, a class of certificates that is lower in the sequencing of payments would provide credit support to those classes of certificates having higher position in the sequence of payments relative to that class. The first classes affected by any non-payment on the certificates will be those at the bottom of the sequence of payments, which shall absorb the impact of such non-payment as follows:]

[If applicable, there will be included a bullet point list of the classes of certificates in reverse order of seniority reflecting the incidence of losses in the form of:

•        first, by the holders of the Class [    ] Certificates, to the extent amounts are due to them;

•        second, by the holders of the Class [    ] Certificates, to the extent amounts are due to them; etc.]

Certain Yield and Prepayment Considerations

Yield

The yield to maturity and weighted average life of each class of certificates will be affected by, among other things, the amount and timing of principal payments, including prepayments (for this purpose the term “prepayments” includes payments resulting from refinancing, liquidations, purchases by the original transferors or others and guaranty payments), and interest payments on the mortgage loans underlying the related Ginnie Mae Certificates (the “mortgage loans”), the payment priorities and other characteristics of the related Ginnie Mae Certificates and the purchase price paid for the certificates. No representation is made as to the anticipated rate of prepayments on the mortgage loans or the anticipated yield to maturity of the certificates. Prospective investors are urged to consider their own estimates as to the anticipated rate of future prepayments on the mortgage loans underlying the Ginnie Mae Certificates and the suitability of the certificates to their investment objectives. If prevailing mortgage rates fall significantly below the mortgage rates on the mortgage loans underlying the Ginnie Mae Certificates, the mortgage loans are likely to be subject to higher prepayment rates than if prevailing rates remain at or above the mortgage rates on such underlying mortgage loans. Other factors affecting prepayments of mortgage loans include changes in mortgagors’ housing needs, job transfers, unemployment, net equity in the mortgaged properties and servicing decisions. Since Ginnie Mae guarantees the timely payment of installments of principal of and interest on the Ginnie Mae Certificates, the certificates will not be impacted by losses in respect of the underlying mortgage loans.

In general, if a certificate is purchased at a premium over its face amount and payments of principal on the related loan occur at a rate faster than anticipated at the time of purchase, the purchaser’s actual yield to maturity will be lower than that assumed at the time of purchase. This is particularly true for interest-only certificates. In addition, if a class of certificates is purchased at a discount from its face amount and payments of principal on the related primary assets occur at a rate slower than anticipated at the time of purchase, the purchaser’s actual yield to maturity will be lower than assumed. This is particularly true for principal-only certificates. The effect of principal prepayments on yield will be particularly significant in the case of a class of certificates entitled to payments of interest only or disproportionate payments of interest. In addition, the total return to investors of certificates evidencing a right to distributions of interest at a rate that is based on the weighted average net loan rate of the Ginnie Mae Certificates from time to time will be adversely affected by principal prepayments on underlying mortgage loans with loan rates higher than the weighted average loan rate. In general, loans with higher loan rates prepay at a faster rate than loans with lower loan rates. In some circumstances rapid prepayments may result in the failure of the holders to recoup their original investment.

The timing and amount of payments, including prepayments, on the underlying mortgage loans may significantly affect an investor’s yield. In general, the earlier a prepayment of principal on the mortgage loans, the greater will be the effect on an investor’s yield to maturity on a related certificate. As a result, the effect on an investor’s yield of principal prepayments occurring at a rate higher (or lower) than the rate anticipated by the investor during the period immediately following the issuance of the certificates will not be offset by a subsequent like reduction (or increase) in the rate of principal prepayments on the mortgage loans underlying the related Ginnie Mae Certificates.

The total payments of interest on a class of certificates, and the yield to maturity on that certificate, will be affected by the rate of payment of principal on the certificates, or the rate of reduction in the notional balance of certificates entitled to payments of interest only.

Because the Ginnie Mae Certificates may be prepaid, it is not possible to predict the rate at which distributions on the certificates will be received. Since prevailing interest rates are subject to fluctuation, there can be no assurance that investors in the certificates will be able to reinvest the distributions thereon at yields equaling or exceeding the yields on the certificates. Yields on any such reinvestments may be lower, and may even be significantly lower, than yields on the certificates. Conversely, when prevailing interest rates decline, prepayment rates on mortgage loans tend to increase, resulting in a greater rate of return of principal to investors at a time when reinvestment at comparable yields may not be possible.

In general, defaults on mortgage loans are expected to occur with greater frequency in their early years. The rate of default on cash out refinance, limited documentation or no documentation mortgage loans, and on loans with high loan-to-value ratios or combined loan-to-value ratios, as applicable, may be higher than for other types of loans. Likewise, the rate of default on loans that have been originated under lower than traditional underwriting standards may be higher than those originated under traditional standards. The Ginnie Mae Certificates included in the trust may include mortgage loans that are one month or more delinquent at the time of offering of the related certificates or which have recently been several months delinquent. The rate of default on delinquent mortgage loans or mortgage loans with a recent history of delinquency, including re-performing loans, is likely to be higher than the rate of default on loans that have a current payment status.

The rate of defaults on mortgage loans with document deficiencies may be higher than for mortgage loans with no documentation deficiencies. The risk of default may also be greater on mortgage loans with loan-to-value ratios or combined loan-to-value ratios greater than 80% and no primary insurance policies or additional collateral.

However, because the full and timely payment of the principal of and interest on the Ginnie Mae Certificates guaranteed by Ginnie Mae, which obligation is backed by the full faith and credit of the United States of America, losses and defaults on the underlying mortgage loans will impact the rate and timing of prepayments on the Ginnie Mae Certificates, but will not result in a loss of the principal of or interest on such Ginnie Mae Certificates.

In addition, the rate and timing of prepayments on the Ginnie Mae Certificates and underlying mortgage loans will be affected by the general economic condition of the region of the country or the locality in which the related mortgaged properties are located. The risk of delinquencies and loss is greater and prepayments are less likely in regions where a weak or deteriorating economy exists, as may be evidenced by, among other factors, increasing unemployment or falling property values.

This prospectus describes other factors and risks concerning the primary assets underlying the certificates or the structure of the certificates that will affect the yield on the certificates. See “Risk Factors”.

No assurance can be given that the value of the mortgaged property securing a loan has remained or will remain at the level existing on the date of origination. If the residential real estate market should experience an overall decline in property values such that the outstanding balances of the loans and any secondary financing on the mortgaged properties in a particular pool become equal to or greater than the value of the mortgaged properties, the actual rates of delinquencies, foreclosures and losses could be higher than those now generally experienced in the mortgage lending industry.

Generally, when a full prepayment is made on a mortgage loan, the borrower under the mortgage loan is charged interest for the number of days actually elapsed from the due date of the preceding monthly payment up to the date of such prepayment, at a daily interest rate determined by dividing the mortgage rate by 365. Full prepayments will reduce the amount of interest paid by the related borrower or borrower because interest on the principal balance of any mortgage loan so prepaid will be paid only to the date of prepayment instead of for a full month. Partial prepayments generally are applied on the first day of the month following receipt, with no resulting reduction in interest payable for the period in which the partial prepayment is made. Accordingly, to the extent not covered by the terms of a Ginnie Mae Certificate, prepayments will reduce the yield to maturity of the certificates. See “— Maturity and Prepayment” below.

Final Scheduled Distribution Date

The “Final Scheduled Distribution Date” for distributions on each class of certificates is the distribution date for that class occurring in [     ]. The Final Scheduled Distribution Date for a class of certificates is the distribution date on which the final distribution on the related Ginnie Mae Certificates is scheduled to be made. Since the rate of payment (including prepayments) of principal on the mortgage loans underlying the Ginnie Mae Certificates can be expected to exceed the rate of payments used in calculating such final scheduled distribution, the date of the final distribution on each class of certificates is expected to be earlier, and could be substantially earlier, than the Final Scheduled Distribution Date. See “The Trust Agreement — The Trust Agreement — Termination” in this prospectus.

Maturity and Prepayment

The original terms to maturity of the Ginnie Mae Certificates in the trust may vary. This prospectus contains information regarding the types and maturities of the Ginnie Mae Certificates in the trust. The prepayment experience and the timing and amount of liquidations for the related Ginnie Mae Certificates will affect the weighted average life of and yield on the certificates.

Prepayments on loans and Ginnie Mae Certificates are commonly measured relative to a prepayment standard or model. The principal decrement tables attached to this prospectus as Exhibit 2 set forth [the projected yields to maturity on each class of certificates] [the weighted average life of each class of certificates] and the percentage of the original principal balance of each class of certificates that would be outstanding on the specified distribution dates for the certificates based on the prepayment standard or model and the assumptions stated in “Modeling Assumptions and Principal Decrement Tables” below in this prospectus. There is no assurance that prepayment of the Ginnie Mae Certificates (or the underlying mortgage loans) underlying the certificates will conform to any level of the prepayment standard or model described below.

The following is a list of some of the factors that may affect prepayment experience:

•        homeowner mobility;

•        economic conditions;

•        changes in borrowers’ housing needs;

•        job transfers;

•        unemployment;

•        borrowers’ equity in the properties securing the mortgages;

•        servicing decisions;

•        enforceability of due-on-sale clauses;

•        mortgage market interest rates;

•        mortgage recording taxes;

•        solicitations and the availability of mortgage funds; and

•        the obtaining of secondary financing by the borrower.

All statistics known to the depositor or the sponsor that have been compiled for prepayment experience on Ginnie Mae Certificates and the underlying mortgage loans indicate that while some Ginnie Mae Certificates and the underlying mortgage loans may remain outstanding until their stated maturities, a substantial number will be paid significantly earlier than their respective stated maturities. The rate of prepayment for conventional fixed-rate loans has fluctuated significantly in recent years. In general, however, if prevailing interest rates fall significantly below the loan rates on the Ginnie Mae Certificates (or its underlying mortgage loans) underlying the certificates, the prepayment rate is likely to be significantly higher than if prevailing rates remain at or above the rates borne by those Ginnie Mae Certificates (or its underlying mortgage loans). Conversely, when prevailing interest rates increase, borrowers are less likely to prepay their loans.

Mortgage loans with fixed interest rates, except in the case of FHA and VA loans, generally contain due-on-sale clauses permitting the mortgagee or obligee to accelerate the maturity thereof upon conveyance of the mortgaged property. In most cases, the servicer may permit proposed assumptions of mortgage loans where the proposed buyer meets the underwriting standards applicable to that mortgage loan. This assumption would have the effect of extending the average life of the mortgage loan. FHA loans and VA loans are not permitted to contain “due on sale” clauses and are freely assumable.

The underlying Ginnie Mae Certificates may be prepaid by their respective trustees in connection with an early termination of those Ginnie Mae Certificates in accordance with their offering documents in limited circumstances with the consent of their respective trustees and holders, as set forth in the relevant offering documents.

Modeling Assumptions and Principal Decrement Tables

[To the extent that information is available with respect to the mortgage loans underlying the Ginnie Mae Certificates acquired by the trust, we have used that information as the basis for certain assumptions upon which our modeling of principal payments on the certificates relies.][Due to the fact that information with respect to the mortgage loans underlying the Ginnie Mae Certificates acquired by the trust is not publicly available, we have relied on a hypothetical pool of mortgage loans as the basis for certain assumptions upon which our modeling of principal payments on the certificates relies.] The principal decrement tables attached to this prospectus as Exhibit 2 (which exhibit is a part of this prospectus and is incorporated in this prospectus by this reference) have been prepared on the basis of the following assumptions (the “Modeling Assumptions”), among others:

•        The mortgage loans underlying the Ginnie Mae Certificates have the assumed characteristics shown in Exhibit 1 to this prospectus.

•        The Ginnie Mae Certificates prepay at the percentages of the PSA Prepayment Assumption Rate (described below) shown in the related table.

•        Distributions on the certificates are always received on the 25th day of the month, whether or not a business day, commencing in [    ].

•        A termination of the trust for any reason does not occur.

•        The closing date for the certificates is [    ].

•        No expenses or fees are paid by the trust other than the fees payable to the trustee and the asset representations reviewer. For modeling purposes, each of such fees has been assumed to be paid monthly at a rate equal to [    ] % per annum on the aggregate outstanding principal balance of the certificates.

•        The certificateholders are not entitled to any income earned on funds in the trust account.

Prepayments of mortgage loans are commonly measured by a prepayment standard or model. The model of prepayment speed assumption (“PSA”), used in this prospectus is the standard prepayment assumption model of The Securities Industry and Financial Markets Association. PSA represents an assumed rate of prepayment each month relative to the then outstanding principal balance of the mortgage loans to which the model is applied.

The decrement tables attached to this prospectus as Exhibit 2 are based on the assumption that the Ginnie Mae Certificates prepay at the indicated percentages of PSA (the “PSA Prepayment Assumption Rates”). A 100% PSA Prepayment Assumption Rate assumes (i) a constant prepayment rate of 0.20% per annum in the first month of the life of a mortgage loan, (ii) an additional 0.20% per annum in each month thereafter through the twenty-ninth month, and (iii) a constant prepayment rate of 6.00% in the thirtieth month and thereafter. As used in the principal decrement table, each of the PSA Prepayment Assumption Rates reflects a percentage of the 100% PSA assumed prepayment rate. The Ginnie Mae Certificates will not prepay at any of the PSA Prepayment Assumption Rates and the timing of changes in the rate of prepayments actually experienced on the Ginnie Mae Certificates will not follow the pattern described for the PSA assumption.

The decrement tables attached to this prospectus as Exhibit 2 illustrate the percentage of the Initial Aggregate Class Principal Balance that would remain outstanding following the distribution made each specified month for each class, based on the assumption that the related Ginnie Mae Certificates prepay at the PSA Prepayment Assumption Rates. The percentages set forth in such decrement tables have been rounded to the nearest whole percentage (including rounding down to zero).

The decrement tables also indicate the weighted average life of each class of offered certificates under each PSA Prepayment Assumption Rate. The weighted average life of each class of offered certificates is calculated by:

(a)     multiplying the net reduction, if any, of the Class Principal Balance from one distribution date to the next distribution date by the number of years from the date of issuance thereof to the related distribution date,

(b)    summing the results, and

(c)     dividing the sum by the aggregate amount of the assumed net reductions in principal balance referred to in clause (a).

The weighted average lives are likely to vary, perhaps significantly, from those set forth in the tables below due to the differences between the actual characteristics of the Ginnie Mae Certificates underlying the related Ginnie Mae Certificates and the Modeling Assumptions.

The Trust Agreement

General

The following summary of material provisions of the trust agreement does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the form of trust agreement filed as an exhibit to this registration statement. Wherever references to particular sections or defined terms of the trust agreement appear in this prospectus, those sections or defined terms are incorporated in this prospectus by reference as part of the statement made and the statement is qualified in its entirety by such reference.

The form of the trust agreement is filed as an exhibit to the Registration Statement of which this prospectus is a part. The actual trust agreement relating to the certificates will be filed as an exhibit to a report on Form 8-K to be filed with the SEC in connection with the initial issuance of the certificates and a copy of the trust agreement will be available for inspection at the corporate trust office of the trustee specified herein.

The certificates will be issued pursuant to the trust agreement dated as of the closing date between the depositor and the trustee (the “trust agreement”). The assets of the issuing entity will in general consist of:

•        the Ginnie Mae Certificates; and

•        all payments on or collections in respect of the Ginnie Mae Certificates due after the cut-off date other than any prepayment penalties, together with any proceeds thereof.

In the event of a bankruptcy of the sponsor or the depositor, it is not anticipated that the trust would become part of the bankruptcy estate or subject to the bankruptcy control of a third party.

So long as the depositary for a global security, or its nominee, is the owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole certificateholder of the individual trust certificates that the global security represents for all purposes under the trust agreement governing the trust certificates. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have the individual trust certificates that the global security represents registered in their names, will not receive or be entitled to receive physical delivery of any of those trust certificates and will not be considered the certificateholders under the trust agreement governing the trust certificates. Because the depositary can act only on behalf of the institutions that have accounts with it, the ability of a holder of any trust certificate to pledge that trust certificate to persons or entities that do not participate in the depositary’s system, or to otherwise act with respect to that trust certificate, may be limited due to the lack of a physical trust certificate.

Payments of principal, interest and premium, if any, and any other distributions on individual trust certificates represented by a global security will be made to the depositary or its nominee, as the case may be, as the certificateholder of the global security. Neither the depositor nor the trustee will have responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to the beneficial interests.

The depositor expects that the depositary for trust certificates of the trust, upon receipt of any payment of principal, premium or distributions in respect of a definitive global security representing any of the trust certificates, will immediately credit participating institutions’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depositary. The depositary also expects that payments by institutions that have accounts with it to owners of beneficial interests in the global security held through those institutions will be registered in “street name” and will be the responsibility of those institutions.

The trust agreement will contain representations and warranties of the depositor regarding its authority to enter into, and its ability to perform its obligations under, the trust agreement. Upon a breach of any representation of the depositor that materially and adversely affects the interests of the certificateholders, the depositor will be obligated to cure the breach in all material respects.

General

The certificates will be issued pursuant to the trust agreement. The trustee will establish and maintain a trust account on behalf of certificateholders into which amounts received in respect of the Ginnie Mae Certificates will be deposited and held as described in the trust agreement. As described in the trust agreement, on a monthly basis, the trustee will make distributions to the certificateholders from amounts on deposit in the trust account.

Trust Account

The trust account is required at all times to be an “eligible account”, which will be an interest-bearing deposit account with a bank with a short-term rating of [__] from the engaged rating agency.

Investment of Funds

Funds on deposit in the trust account and any other accounts for the certificates that may be invested by or on behalf of the trustee may be invested only in “eligible investments” acceptable to each rating agency. Eligible investments will consist of the following:

•        direct obligations of, and obligations fully guaranteed as to timely payment of principal and interest by, the United States of America or any agency or instrumentality of the United States of America, the obligations of which are backed by the full faith and credit of the United States of America;

•        demand and time deposits, certificates of deposit or bankers’ acceptances;

•        repurchase obligations pursuant to a written agreement with respect to any security described in the first clause above;

•        securities bearing interest or sold at a discount issued by any corporation incorporated under the laws of the United States of America or any state;

•        commercial paper (including both non-interest-bearing discount obligations and interest-bearing obligations payable on demand or on a specified date not more than one year after the date of issuance thereof);

•        a guaranteed investment contract issued by an entity having a credit rating acceptable to each rating agency; and

•        any other demand, money market or time deposit or obligation, security or investment as would not adversely affect the then current rating by the rating agencies.

Eligible investments will include only obligations or securities that mature on or before the date on which the amounts in the trust account are required to be applied for the benefit of certificateholders.

[The interest income from the trust account may be property of the trustee or another party and not available for distributions to certificateholders.]

Deficiency Event

Under the trust agreement, a deficiency event (a “Deficiency Event”) with respect to the certificates is the inability of the trustee to distribute to holders of one or more classes of certificates issued thereunder in accordance with the terms of such certificates and the trust agreement, [any payment of principal or interest thereon when and as distributable,] in each case because of the insufficiency for such purpose of the funds then held in the trust as determined by a firm of independent accountants. Under the trust agreement, the depositor may, but is not required to, contribute funds to cure or otherwise address a deficiency event. Upon the occurrence of a Deficiency Event, a firm of independent accountants appointed by the depositor is required to determine whether or not the application on a monthly basis (regardless of the frequency of regular distribution dates) of all future scheduled payments on the Ginnie Mae Certificates included in the trust and other amounts receivable with respect to such trust towards payments on such certificates in accordance with the priorities as to distributions of principal and interest set forth in the securities will be sufficient to make distributions of interest at the applicable rates and to distribute in full the principal balance of each such certificate on or before the latest final distribution date of any outstanding certificates.

The trustee will be required to obtain and rely upon an opinion or report of a firm of independent accountants of recognized national reputation as to the sufficiency of the amounts receivable with respect to such trust to make such distributions on the outstanding certificates, which opinion or report will be conclusive evidence as to such sufficiency. Pending the making of any such determination, distributions on the securities shall continue to be made in accordance with their terms.

In the event that the firm of independent accountants makes a positive determination of sufficiency, the trustee will apply all amounts received in respect of the certificates (after payment of fees and expenses of the trustee and independent accountants for the trust) to distributions on the certificates in accordance with their terms, except that such distributions shall be made monthly and without regard to the amount of principal that would otherwise be distributable on any distribution date. Under certain circumstances following such positive determination, the trustee may resume making distributions on such certificates expressly in accordance with their terms.

If the firm of independent accountants is unable to make the positive determination described above, the trustee will apply all amounts received in respect of the trust (after payment of trustee, asset representations reviewer and accountants’ fees and expenses) to monthly distributions on the certificates pro rata, without regard to the priorities as to distribution of principal set forth in such certificates, and such certificates will, to the extent permitted by applicable law, accrue interest at the highest rate borne by any of such certificates, or in the event any certificates shall accrue interest at a floating rate, at the weighted average rate, calculated on the basis of the maximum interest rate applicable to the class having such floating interest rate and on the original principal amount of the certificates of that class. In such event, the holders of a majority in outstanding principal balance of such certificates may direct the trustee to sell the trust, any such direction being irrevocable and binding upon the holders of all such certificates and upon the owners of the residual interest in such trust. In the absence of such a direction the trustee may not sell all or any portion of such trust. In connection with any sale of the trust, the trustee will, at the expense of the trust fund, be entitled to designate an independent third party expert with experience in valuing or investing in securities to effectuate the sale of the trust fund, and the trustee shall not be liable for any third-party expert appointed with due care.

Amendment

In general, the trust agreement may be amended by the parties to that agreement, without the consent of the certificateholders for, among other purposes:

•        to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to amend any other provisions of the trust agreement, provided that such action shall not adversely affect the interests of the Certificateholders,

•        to correct or supplement any provision in the trust agreement that may be inconsistent with any other provision of that agreement or with this prospectus or to correct any error,

•        to obtain or maintain a rating for a class of certificates from a nationally recognized statistical rating organization,

•        to correct or amplify the description of any property at any time included in the trust, or better to assure, convey and confirm unto the trustee any property included in the trust, or to add to the trust additional property;

•        to change the timing and/or nature of deposits in the trust account or to change the name in which an account is maintained (except that (x) deposits into the trust account must be made no later than the related distribution date, and (y) either (1) such change may not adversely affect in any material respect the interests of any certificateholder, as evidenced by an opinion of counsel or (2) such change may not adversely affect the then-current rating of any rated classes of certificates, as evidenced by letters from the rating agencies),

•        to evidence the succession of another person to the depositor, and the assumption by any such successor of the covenants of the depositor herein contained,

•        to add to the covenants of the depositor, the trustee, for the benefit of the Certificateholders, or to surrender any right or power herein conferred upon the depositor,

•        to provide for the issuance of certificates of any Class in a form other than fully-registered and for the exchangeability of certificates in that form and certificates of the same Class issued in fully registered form; any such amendment may provide for payments on certificates in a form other than fully registered only outside the United States and for appointment of one or more foreign paying agents of the Trustee that are acceptable to each rating agency that rated the Regular Certificates and may also contain any provisions as may in the depositor’s judgment be necessary, appropriate or convenient (a) to permit any certificates to be issued and sold to or held in a form other than fully registered by non-United States Persons, (b) to establish entitlement to an exemption from United States withholding tax or reporting requirements with respect to distributions on the certificates, (c) to comply, or facilitate compliance, with other applicable laws or regulations, (d) to provide for usual and customary provisions for communication (by notice publication, maintenance of lists of Certificateholders issued in other than fully-registered form who have provided names and addresses for such purpose, or otherwise) with Certificateholders issued in other than fully-registered form, or (e) to otherwise effectuate provisions for the issuance of certificates issued in other than fully registered form and their exchangeability with Registered Certificates,

•        to modify, eliminate or add to the provisions of the trust agreement to such extent as shall be necessary to effect the qualification of the trust agreement under the Trust Indenture Act of 1939, as amended, or under any similar federal statute hereafter enacted, and to add to the trust agreement such other provisions as may be expressly required thereby,

•        to modify, eliminate or add to any of its provisions (x) to the extent necessary (i) to maintain the qualification of any Trust REMIC as a REMIC under the Code, (ii) to avoid or minimize the risk of imposition of any tax on the trust or any Trust REMIC or (iii) to comply with other requirements of the Code, provided that the trustee has received an opinion of counsel to the effect that (1) such action is necessary or desirable to avoid or minimize such risk and (2) such action will not adversely affect in any material respect the interests of any certificateholder or (y) to restrict the transfer of any residual interest certificate, provided that the depositor has determined that such change would not adversely affect the applicable ratings of any rated classes of certificates, as evidenced by letters from the rating agencies, or

•        to make any other provisions with respect to matters or questions arising under the trust agreement, provided that such action will not adversely affect in any material respect the interests of any certificateholder as evidenced by either an opinion of counsel or by letters from the rating agencies to the effect that such change will not adversely affect the then current ratings of any rated class of certificates.

In addition, the trust agreement may be amended by the depositor and the trustee, with the consent of the holders of at least [66]% of the outstanding principal amount of each class of certificates, for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of the trust agreement or of modifying in any manner the rights of the holders of any class of certificates. However, in no event, may any amendment, without the consent of the holder of each certificate affected thereby:

•        reduce in any manner the amount of, or delay the timing of, distributions of principal or interest required to be made on any class of offered certificates, or reduce the principal amount thereof or the interest rate thereon, or change any place of payment where, or the coin or currency in which, distributions on any certificate are payable,

•        permit the creation of any lien with respect to any part of the assets of the trust,

•        modify or alter the provisions of the proviso to the definition of the term “Outstanding”,

•        modify any of the provisions of the trust agreement in such manner as to affect the calculation of the amounts of principal and interest to be distributed on the regular certificates for any distribution date (including the calculation of any of the individual components of such amounts),

•        modify the amendment provisions of the trust agreement, except to increase any percentage specified therein or to provide that certain other provisions of the trust agreement cannot be modified without the consent of the holder of each certificate affected thereby, either directly or by amending the definitions related thereto, or

•        modify any of the provisions of the trust agreement in such a way to permit an earlier retirement of the certificates and termination of the trust and the trust agreement.

Termination

The obligations of the depositor and the trustee created by the trust agreement for the trust will terminate upon the distribution to certificateholders and owners of the residual interests in the trust of all amounts held in the trust account and required to be paid to them pursuant to the trust after the maturity or other liquidation of the last Ginnie Mae Certificate and eligible investment subject thereto. In no event, however, will the trust created by the trust agreement continue beyond the expiration of 21 years from the death of the last survivor of a certain person named in such trust agreement. The trustee will give written notice of termination of the trust agreement to each certificateholder for the trust, and the final distribution on each certificate will be made only upon surrender and cancellation of such certificate at an office or agency of the trustee specified in the notice of termination.

[Per Item 1103(a)(3)(vii) of Regulation AB, the depositor will identify and briefly summarize any other events in the trust agreement that can trigger liquidation or amortization of the assets of the trust or other performance triggers that would alter the transaction structure of the flow of funds.]

Assignment of Primary Assets

At the time the certificates are issued, the depositor will cause the underlying Ginnie Mae Certificates and any other deposited assets to be assigned and delivered to the trustee for deposit in the trust, together with all principal, premium, if any, and interest received by or on behalf of the depositor on or with respect to those underlying securities and other assets deposited in the trust after the cut-off date, other than principal, premium, if any, and interest due on or before the cut-off date. The transfer to the trust of the Ginnie Mae Certificates and other assets will be without recourse to the depositor, except to the limited extent, if any, provided in the trust agreement, the sponsor or the Sellers of the Ginnie Mae Certificates. Pursuant to the trust agreement, neither the depositor, the sponsor nor any seller of the Ginnie Mae Certificates will have the obligation to repurchase the Ginnie Mae Certificates in the event of any breach of any representation, warranty or covenant in the trust agreement. In addition, the depositor will, with respect to each underlying security and other deposited asset, deliver or cause to be delivered to the trustee all documents necessary to transfer to the trustee ownership of the underlying securities. The trustee will hold those documents in trust for the benefit of the certificateholders.

Concurrently with that assignment, the depositor will execute, and the trustee will authenticate and deliver, trust certificates to the depositor in exchange for the underlying Ginnie Mae Certificates. Each underlying Ginnie Mae Certificate and any other asset deposited in the trust will be identified in a schedule to the trust agreement. The schedule will include summary identifying information with respect to each underlying Ginnie Mae Certificate and other deposited asset as of the cut-off date. The schedule will include, to the extent applicable, information regarding the payment terms, the maturity or term, any rating, and any other material information with respect to any concentrated underlying Ginnie Mae Certificates.

With respect to each Ginnie Mae Certificate that is in certificated form and that forms a part of the primary assets of the trust, the trustee will receive the original certificate or other definitive evidence of the Ginnie Mae Certificate, together with bond power or other instruments, certifications or documents required to transfer fully the Ginnie Mae Certificate to the trustee for the benefit of the certificateholders. With respect to each Ginnie Mae Certificate that is in uncertificated or book-entry form or held through a “clearing corporation” within the meaning of the UCC, the Ginnie Mae Certificate will be registered directly or on the books of the clearing corporation or of a financial intermediary in the name of the trustee for the benefit of the certificateholders.

[The primary assets will be acquired by the sponsor from one or more third-party sellers pursuant to one or more Ginnie Mae Certificates purchase agreements. The sponsor will subsequently transfer these assets to the depositor pursuant to a purchase and contribution agreement and the depositor will assign these assets to the trust.] .] [These assets will be acquired by the depositor from one or more third-party sellers through open market purchases in over-the-counter transactions that will be evidenced only by trade confirmations that identify the Ginnie Mae Certificates that are the subject of such trade confirmation and set forth the trade date and the settlement date for the transaction, the principal amount of the Ginnie Mae Certificates purchased and the purchase price. Such trade confirmations will not include any other agreements regarding the Ginnie Mae Certificates.] [The primary assets will be acquired by the depositor from one or more third-party sellers pursuant to one or more Ginnie Mae Certificates purchase agreements. The depositor will subsequently assign these assets to the trust.] [The documents evidencing the primary assets will be held by [the trustee] [or] [a custodian on behalf of the trustee], and have [not] been endorsed or otherwise marked to indicate their assignment to the trustee.]

With respect to each Ginnie Mae Certificate that is in certificated form, the depositor will deliver or cause to be delivered to the trustee the original certificate or other definitive evidence of the Ginnie Mae Certificate, together with bond powers or other instruments, certifications or documents required to transfer fully the Ginnie Mae Certificate to the trust for the benefit of the certificateholders. With respect to each Ginnie Mae Certificate that is in uncertificated or book-entry form or held through a “clearing corporation” within the meaning of the Uniform Commercial Code (the “UCC”), the depositor and the trustee will cause the Ginnie Mae Certificate to be registered directly or on the books of the clearing corporation or of a financial intermediary in the name of the trust for the benefit of the certificateholders. [The Trust Agreement will require that either the depositor or the trustee promptly cause any Ginnie Mae Certificate in certificated form not registered in the name of the trust to be re-registered, with the applicable persons, in the name of the trust.]

[Each transfer of the Ginnie Mae Certificates from the third-party sellers to the sponsor and from the sponsor to the depositor will be intended to be a sale of the Ginnie Mae Certificates and will be reflected as such in the purchase and contribution agreement.] Each transfer of the Ginnie Mae Certificates [from the third-party sellers to the depositor and] from the depositor to the trust will be intended to be a sale of the Ginnie Mae Certificates and will be reflected as such in the trust agreement. However, in the event of insolvency of the depositor, a trustee in bankruptcy or a receiver or creditor of the insolvent party could attempt to recharacterize the sale of the Ginnie Mae Certificates by the insolvent party as a financing secured by a pledge of the Ginnie Mae Certificates. In the event that a court were to recharacterize the sale of the Ginnie Mae Certificates as a financing, each of the depositor, as transferee of the Ginnie Mae Certificates, and the trustee will have a security interest in the Ginnie Mae Certificates transferred to it. The trustee’s security interest in the Ginnie Mae Certificates will be perfected by delivery of the Ginnie Mae Certificates to the trustee.

The trust agreement does not provide for the removal or substitution of the Ginnie Mae Certificates deposited in the trust.

The trustee will administer the assets comprising the trust including the Ginnie Mae Certificates pursuant to the trust agreement between the depositor and the trustee and will receive a fee for these services. The Ginnie Mae Certificates and any moneys attributable to distributions on the Ginnie Mae Certificates will not be subject to any right, charge, security interest, lien or claim of any kind in favor of the trustee or any person claiming through it. The trustee will not have the power or authority to assign, transfer, pledge or otherwise dispose of any assets of the trust to any person, except to a successor trustee, to the depositor or the holders of the securities to the extent they are entitled to those assets of the trust or to other persons specified in this prospectus and except for its power and authority to invest assets of the trust in certain eligible investments in compliance with the trust agreement. The trustee will have no responsibility for distributions on the securities, other than to pass through all distributions it receives with respect to the Ginnie Mae Certificates to the holders of the related securities without deduction. In accordance with the trust agreement, the trustee also may make the following distributions out of the assets of the trust:

•        any applicable trust administration fee payable to the trustee,

•        certain expenses of the trustee, if any, in connection with legal actions relating to the Ginnie Mae Certificates,

•        any applicable withholding tax required to be withheld by the trustee, and

•        as otherwise described in this prospectus.

Matters Relating to the Trustee

The trustee will be entitled to reimbursement of all reasonable expenses incurred or made by it in accordance with the trust agreement, except for expenses incurred by the trustee in the routine administration of its duties under the trust agreement and except for any expenses arising from its negligence, bad faith or willful misconduct. The trustee (in such capacity and in its individual capacity) will also be entitled to indemnification from the trust for any loss, liability or expense incurred, arising out of, or in connection with, the acceptance or administration of the trusts created under the trust agreement or in connection with the performance of its duties under the trust agreement, including the costs and expenses of defending itself against any claim in connection with the exercise or performance of its duties or powers under the trust agreement. The trustee will not have any liability arising out of or in connection with the trust agreement, except that the trustee may be held liable for its own negligent action or failure to act, or for its own willful misconduct. The trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the trust agreement, or in the exercise of any of its rights or powers, if it has reasonable grounds for believing that repayment of those funds or adequate indemnity against risk or liability is not reasonably assured to it.

On each distribution date, the trustee will remit to itself any reimbursable expenses from the trust account prior to the calculation of available funds and distributions to certificateholders. The fees of the trustee will be paid by the sponsor outside of collections from the Ginnie Mae Certificates and will not come out of the trust account.

The trustee may, upon written notice to the depositor, resign at any time, in which event the depositor will appoint a successor trustee. The depositor may also remove the trustee if the trustee ceases to be eligible to continue to act as trustee under the trust agreement, if the trustee becomes incapable of acting, is adjudged bankrupt or insolvent, a receiver of the trust is appointed or certain other reasons described in “Concerning the Trustee — Resignation of the Trustee”. The trustee may also be removed at any time upon at least 30 days’ written notice by the holders of certificates evidencing ownership of not less than [        ] % of the trust. Any resignation or removal of the trustee and appointment of a successor trustee will not become effective until acceptance of the appointment by the successor trustee. Upon resignation or removal of the trustee, the trustee shall be reimbursed any outstanding and unpaid fees and expenses, and if removed by the holders of the certificates as described above, the trustee shall also be reimbursed any outstanding and unpaid costs and expenses.

The Asset Representations Review Agreement

Asset Representations Review Triggers and Procedures

The asset representations reviewer has been hired by the issuing entity pursuant to the asset representations review agreement. The asset representations review agreement provides that, if two trigger conditions are met, the asset representations reviewer will perform a review of the Ginnie Mae Certificates and the books and records of [the sponsor and] the depositor with respect thereto to test for compliance with the representations made by [the sponsor and] the depositor about the Ginnie Mae Certificates under the transaction documents. The first trigger is a delinquency trigger, that will occur if any of the Ginnie Mae Certificates is 30 or more days delinquent as of the end of any due period. If the delinquency trigger occurs, it will be indicated on the distribution report filed on Form 10-D relating to that due period. The second trigger is a voting trigger that will be met if, following the occurrence of the delinquency trigger, first, the certificateholders of at least 5% of the principal amount of outstanding certificates demand a vote about whether an asset representations review should be conducted and, second, if such a vote is demanded, the certificateholders of a majority of the principal amount of the outstanding certificates that participate in the resulting vote are in favor of conducting an asset representations review. The review fees that will be payable to the asset representations reviewer will be up to $[___] for each Ginnie Mae Certificate tested as part of the asset representations review.

Delinquency Trigger

The sponsor considers a Ginnie Mae Certificate 30 or more days delinquent for purposes of determining the occurrence of the delinquency trigger when the applicable Ginnie Mae certificate issuer fails to make a contractual payment by the related contractual due date and Ginnie Mae fails to fulfill its obligations under the guaranty within 30 days following the contractual due date for such Ginnie Mae Certificate. If the any payment of principal or interest on a Ginnie Mae Certificate is 30 or more days delinquent, then the delinquency trigger will have been breached for that due period. The sponsor established the delinquency trigger by considering the strength of the Ginnie Mae guaranty backing the timely payment of the Ginnie Mae Certificates and the consistent on-time payment history of amounts due on the Ginnie Mae Certificates.

Voting Trigger

If the delinquency trigger occurs, any certificateholder or group of certificateholders may demand that the trustee call a vote of all certificateholders to determine whether the asset representations reviewer must perform a review of the Ginnie Mae Certificates. If any certificateholder or group of certificateholders demands that the trustee call such a vote during a due period, then that will be reported in the Form 10-D that is filed with respect to that due period.

If, within 90 days of the date on which the Form 10-D is filed that reports the occurrence of the related delinquency trigger, certificateholders of at least 5% of the outstanding principal balance of the certificates as of the date on which such delinquency trigger occurred (exclusive of the outstanding principal balance of any certificates that are held by the depositor or any of its affiliates) contact the trustee to demand a vote of all certificateholders regarding whether an asset representations review should be conducted, then the trustee will submit the matter to a vote of all certificateholders (through DTC in the case of any book-entry certificates). If the trustee submits the matter to a vote of all certificateholders during a due period, then that will be reported in the Form 10-D that is filed with respect to that due period. Any such vote will remain open until the 150th day after the date on which the Form 10-D was filed that reported the occurrence of the related delinquency trigger. In any vote, the certificateholders will be able to vote to indicate whether or not to conduct an asset representations review.

If a voting quorum of certificateholders holding at least 5% of the outstanding principal balance of all certificates (exclusive of the outstanding principal balance of any certificates that are held by the depositor or any of its affiliates) participate in the related vote and if certificateholders holding a majority of the principal amount of the certificates that are voted cast votes that are in favor of directing an asset representations review, then the trustee will promptly notify the asset representations reviewer and the depositor to commence an asset representations review in accordance with the asset representations review agreement. The date on which any such notice is provided by the trustee will be the review notice date. If either the required voting quorum of certificateholders do not participate in the related vote or if a voting quorum is achieved but certificateholders holding a majority of the principal amount of the certificates that are voted cast votes that are against directing an asset representations review, then no asset representations review will occur as a result of the related delinquency trigger.

Regardless of (i) whether a vote to conduct an asset representations review is called and (ii) the result of any such vote that is conducted, a subsequent vote may be called in the same manner and subject to the same conditions described in this section if a delinquency trigger is breached again with respect to a future due period.

Asset Representations Review Procedures

Any review of the Ginnie Mae Certificates pursuant to the asset representations review agreement will be performed only on the related delinquency trigger Ginnie Mae Certificates. With respect to any such review, the delinquency trigger Ginnie Mae Certificates will be those Ginnie Mae Certificates that were 30 days or more delinquent when the related delinquency trigger rate was breached.

The trustee and the depositor will provide the asset representations reviewer with access to the review materials for the delinquency trigger Ginnie Mae Certificates and other information necessary for the review of the delinquency trigger Ginnie Mae Certificates within 60 days of the review notice date. The asset representations reviewer will complete its review within 60 days after receiving access to all review materials, provided that the review period may be extended by up to an additional 30 days if the asset representations reviewer detects missing review materials that are subsequently provided by the trustee and/or the depositor within the required time period or that require clarification of any review materials or testing procedures. If any delinquency trigger Ginnie Mae Certificate is paid in full from the issuing entity before the asset representations reviewer has delivered its report pursuant to the asset representations review agreement, the asset representations reviewer will terminate all testing with respect to that delinquency trigger Ginnie Mae Certificates.

Any asset representations review will consist of performing specific tests for each related representation, as detailed in the asset representation review agreement, and each delinquency trigger Ginnie Mae Certificates and determining whether each test was passed or failed. These tests were designed by the sponsor to determine whether a delinquency trigger Ginnie Mae Certificates was not in compliance with the related representations made in the transaction documents at the relevant time, which is usually either as of the cut-off date or closing date. There may be multiple tests specified in the asset representations review agreement for each such representation. The asset representations review agreement describes what conditions will constitute a test failure with respect to any Ginnie Mae Certificates that is reviewed as part of an asset representations review.

The tests that are conducted as part of an asset representations review are not designed to determine why the delinquency trigger has occurred or the creditworthiness of the Ginnie Mae certificate issuer, either at the time of the review or at acquisition of the Ginnie Mae Certificate. The tests are not designed to determine whether the trustee serviced the related Ginnie Mae Certificates in compliance with the trust agreement after the cut-off date. The tests are not designed to establish cause, materiality or recourse for any failed test. The review is not designed to determine whether [the sponsor’s] [the depositor’s] selection procedures with respect to Ginnie Mae Certificates are adequate, reasonable or prudent. The asset representations reviewer is not responsible for determining whether noncompliance of any delinquency trigger Ginnie Mae Certificates with the related representations and warranties constitutes a breach of the transaction documents.

Upon completion of an asset representations review, the asset representations reviewer will deliver to the depositor and the trustee a report on the test results for each delinquency trigger Ginnie Mae Certificates and each test conducted. Upon receipt of the report, the related review fee pursuant to the asset representations review agreement will be due and payable to the asset representations reviewer according to the priority of payment as described under “The Certificates — Payment Priorities”. The depositor will cause a summary of each such report provided by the asset representations reviewer to be included in the Form 10-D that is filed with respect to the due period during which such asset representations review is received by the servicer.

Any certificateholder may request a full copy of any report delivered by the asset representations reviewer from the trustee. If the requesting certificateholder is not a certificateholder of record, the certificateholder must provide the trustee, as applicable, with a written certification stating that the requesting certificateholder is a beneficial owner of a certificate, together with supporting documentation supporting that statement (such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a certificate).

Amendment of the Asset Representations Review Agreement

The Asset Representations Review Agreement may be amended by depositor, the trustee and the asset representations reviewer without the consent of the certificateholders (i) in order to (A) cure any ambiguity, (B) correct or supplement any provision therein that may be defective or inconsistent with any other provision therein, or (C) provide for, or facilitate the acceptance of the Asset Representations Review Agreement by, a successor asset representations reviewer or (ii) if the depositor delivers to the trustee an officer’s certificate, stating that such amendment will not have a materially adverse effect on the Certificates.

The Asset Representations Review Agreement may be amended in any other manner by the issuing entity, the depositor, the trustee and the asset representations reviewer with the consent of the certificateholders of a majority of the remaining outstanding principal balance of each class of certificates, each class voting separately. All references to a certificateholder in this section, Asset Representations Review Agreement, shall be interpreted to mean the beneficial owner of the applicable certificates.

Certificateholder Communication

Three or more holders of the certificates may, by written request to the trustee, obtain access to the list of all the certificateholders maintained by the trustee for the purpose of communicating with other certificateholders with respect to their rights under the trust agreement or the certificates. The trustee may elect not to afford the requesting certificateholders access to the list of certificateholders if it agrees to mail the desired communication or proxy, on behalf of and at the expense of the requesting certificateholders, to all certificateholders.

Any certificateholder may also send a request to the trustee, on behalf of the issuing entity, stating that the certificateholder wishes to communicate with other certificateholders about the possible exercise of rights under the transaction documents. The requesting certificateholder must include in the request a description of the method by which other certificateholders may contact the requesting certificateholder. If the requesting certificateholder is not a certificateholder of record, the certificateholder must provide a written certification stating that the requesting certificateholder is a beneficial owner of a certificate, together with supporting documentation supporting that statement (such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a certificate). The issuing entity will promptly deliver any such request that it receives to the trustee. On receipt of a communication request, the depositor or the trustee, at depositor’s expense, will include in the Form 10-D filed in the next month the following information:

•        a statement that the trust received a communication request,

•        the date the request was received,

•        the name of the requesting certificateholder,

•        a statement that the requesting certificateholder is interested in communication with other certificateholders about the possible exercise of rights under the transaction documents, and

•        a description of the method by which the other certificateholders may contact the requesting certificateholder.

Any expenses of the issuing entity or the trustee relating to an investor communication, including any review of documents evidencing ownership of a certificate and the inclusion of the investor communication information in the related Form 10-D, will be paid by the depositor.

All references to a certificateholder in this section, Certificateholder Communication, shall be interpreted to mean the beneficial owner of the applicable certificates.

Voting Rights; Limitations on Exercise of Rights

With respect to any date of determination, [        ] % of the voting rights will be allocated to each class of certificates, pro rata, based on a fraction, expressed as a percentage, the numerator of which is the certificate principal balance of that class and the denominator of which is the aggregate of the certificate principal balances of all classes then outstanding.

The voting rights allocated to a class of certificates will be allocated among all holders of that class, pro rata, based on a fraction the numerator of which is the certificate principal balance [(or certificate notional balance in the case of the interest-only certificates)] of each certificate of that class and the denominator of which is the certificate principal balance [(or certificate notional balance in the case of the interest-only certificates)] of that class. However, any certificate registered in the name of the trustee or any of its affiliates will not be included in the calculation of voting rights as long as other certificates registered in the names of other entities remain outstanding.

Limitations on Rights of Certificateholders

Unless otherwise specified in the trust agreement, no certificateholder will have the right to institute any proceedings with respect to the trust agreement, unless:

•        the holders of not less than 25% in principal amount of the outstanding certificates have made written request of the trustee to institute such proceedings in its own name as trustee and have offered the trustee reasonable satisfactory to it;

•        the holders of not less than 25% of the residual interests in the trust have made written request of the trustee to institute such proceedings in its own name as trustee and shall have offered the trustee indemnity reasonably satisfactory to it; and

•        the trustee has for 60 days neglected or refused to institute any such proceeding.

Evidence as to Compliance

The trust agreement will require, within a reasonable period of time after the end of each calendar year, commencing with the year following the year of issuance of the securities, the trustee to deliver to the depositor an assessment of compliance (or other such form that may be reasonably requested by the depositor from the trustee to conform to the requirements of Regulation AB) that contains the following:

(i)     a statement of the trustee’s responsibility for assessing compliance with the servicing criteria applicable to it under the trust agreement;

(ii)    a statement that the trustee used the criteria in Item 1122(d) of Regulation AB (17 CFR 229.1122) to assess compliance with the applicable servicing criteria under the trust agreement;

(iii)   the trustee’s assessment of compliance with the applicable servicing criteria during and as of the end of the prior calendar year, setting forth any material instance of noncompliance identified by the trustee; and

(iv)   a statement that a registered public accounting firm has issued an attestation report on the trustee’s assessment of compliance with the applicable servicing criteria under the trust agreement during and as of the end of the prior calendar year.

The trustee shall cause a firm of independent certified public accountants to deliver to the depositor a reasonable period of time after the end of each calendar year, commencing with the year following the year of issuance, a report that attests to, and reports on, the trustee’s assessment of compliance, which attestation report shall be made in accordance with the requirements of Rule 15d-18 under the Exchange Act.

The trust agreement will also require, within a reasonable period of time after the end of each calendar year, commencing with the year following the year of issuance of the securities, the trustee to deliver to the depositor a statement of compliance addressed to the depositor and signed by an authorized officer of the trustee, to the effect that (i) a review of the trustee’s activities during the immediately preceding calendar year (or applicable portion thereof) and of its performance under the trust agreement during such period has been made under such officer’s supervision, and (ii) to the best of such officers’ knowledge, based on such review, the trustee has fulfilled all of its obligations under the trust agreement in all material respects throughout such calendar year (or applicable portion thereof) or, if there has been a failure to fulfill any such obligation in any material respect, specifically identifying each such failure known to such officer and the nature and the status thereof.

Certificateholders can obtain copies of the annual accountants’ statement, if any, and the statement of officers of the trustee without charge upon written request to the trustee, at the address set forth in this prospectus.

Concerning the Trustee

General

[_____] will serve as trustee under the trust agreement for the certificates and will be responsible for performing certain administrative and tax functions under the trust agreement. The trustee, in its capacity as securities administrator, will be regarded as the “servicer” of the trust for purposes of Item 1101(j) of Regulation AB under the Securities Act. The trustee is a [commercial bank] [national banking association] [trust company] and is unaffiliated with, but may have banking relationships with or provide financial services to, the depositor, any administrative agent and their respective affiliates.

The trustee [disclosure regarding trustee’s prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets as required by Item 1109(a)(2) of Regulation AB]. The trustee [disclosure regarding trustee’s prior experience acting as servicer for transactions involving similar pool assets, including information regarding the size, composition and growth of the servicer’s portfolio of serviced assets of the type included in the current transaction as required by Item 1108(b)(2) of Regulation AB]. [Disclosure regarding trustee’s financial condition in the event it is material and could impact the pool performance or performance of the certificates as required by Item 1108(b)(9) of Regulation AB.]

The trustee makes no representations as to the validity or sufficiency of the trust agreement, the trust certificates, any Ginnie Mae Certificate or underlying mortgage loan, or the other assets deposited in the trust or any related document. The trustee is not accountable for the use or application of any of the trust certificates or the underlying securities and other assets deposited in the trust, or their proceeds by the depositor.

The trustee’s liability in connection with the issuance and sale of the certificates and its administration of the trust will be limited as provided in the trust agreement, and the trustee will be indemnified by the trust for losses and expenses it may incur, to the extent provided in the trust agreement. In no event will the trustee be liable for special, consequential, punitive or indirect damages. Unless otherwise provided in the trust agreement, a trustee may resign at any time, in which event the depositor or other party so designated will be obligated to appoint a successor trustee. A trustee may be removed by the depositor or by a majority or supermajority of certificateholders, to the extent provided in the trust agreement.

To the extent specified in this prospectus and the trust agreement, a paying agent or other party may be appointed to perform certain functions that would otherwise be performed by the trustee. Such a party will be entitled to compensation as described in this prospectus. In addition, the trust agreement will provide that the trustee may appoint agents to perform certain functions from time to time.

Duties of the Trustee

The trustee will be required to perform only those duties specifically required of it under the trust agreement and no permissive right of privilege of the trustee will be construed as a duty. Upon receipt of the various certificates, statements, reports or other instruments required to be furnished to it, the trustee will be required to examine them to determine whether they are in the form required by the trust agreement; however, the trustee will not be responsible for the accuracy or content of any documents furnished to the trustee by any other party.

The trustee will not have any liability arising out of or in connection with the trust agreement, except that the trustee may be held liable for its own negligent action or failure to act, or for its own willful misconduct. The trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the trust agreement, or in the exercise of any of its rights or powers, if it has reasonable grounds for believing that repayment of those funds or adequate indemnity against risk or liability is not reasonably assured to it.

The trustee will not be responsible for:

•        any recording or filing of any agreement or of any financing statement or continuation statement evidencing a security interest, or to see to the maintenance of any such recording or filing which may have been made, or the validity, priority, perfection or sufficiency of the security for the securities,

•        the payment of any insurance related to the securities, the Ginnie Mae Certificates or the underlying mortgage loans or

•        the payment or discharge of any tax, assessment, or other governmental charge or any lien or encumbrance of any kind owing with respect to, assessed or levied against, any part of the trust, other than from funds available in the trust account.

The trustee is not responsible for the validity of the trust agreement or the certificates or the validity, priority, perfection or sufficiency of the security for the certificates.

The trustee will make no representations as to the validity or sufficiency of the trust agreement, the securities or any Ginnie Mae Certificates. No provision of the trust agreement, the securities or any Ginnie Mae Certificate will give rise to any recourse against the trustee in its individual capacity, and the trustee will not have any personal obligation, liability or duty whatsoever to any holder of the securities, any owner of the residual interest in the trust or any other person with respect to any such claim, except for such liability as is finally determined to have resulted from the trustee’s own negligence, bad faith or misconduct.

Expenses and Indemnities of the Trustee

The trustee will be entitled to reimbursement from the trust of all reasonable expenses, disbursements and advances incurred or made by the trustee in accordance with the trust agreement, except for expenses, disbursements and advances incurred by the trustee in the routine administration of its duties under the trust agreement and except for any expenses arising from its negligence, bad faith or willful misconduct. The trustee will also be entitled to indemnification from the trust for any loss, liability or expense incurred, arising out of, or in connection with, the acceptance or administration of the trust created under the trust agreement or in connection with the performance of its duties under the trust agreement, including the costs and expenses of defending itself against any claim in connection with the exercise or performance of any of its powers or duties under the trust agreement.

The trustee will be entitled to reimbursement for its expenses and indemnification amounts as described above from collections on the assets of the trust prior to distribution of any amounts to certificateholders.

Resignation of Trustee

The trustee may, upon written notice to the depositor, resign at any time, in which event the depositor will appoint a successor trustee. If no successor trustee has been appointed and has accepted the appointment within 30 days after the trustee’s notice of resignation, the resigning trustee may petition any court of competent jurisdiction for appointment of a successor trustee.

The trustee may be removed at any time by the depositor if:

•        the trustee ceases to be eligible to continue to act as trustee under the trust agreement,

•        the trustee becomes incapable of acting, or is adjudged bankrupt or insolvent, or a receiver of the trustee is appointed,

•        a tax is imposed or threatened with respect to the trust by any state in which the trustee or the trust held by the trustee is located;

•        if the trustee fails to observe or perform in any material respect any of the covenants or agreements contained in the trust agreement; or

•        the continued use of the trustee would result in a downgrading of the rating by any rating agency of any class of certificates.

In addition, the trustee may be removed at any time by holders of more than 50% of the class principal amount (or percentage interest) of each class of certificates upon 30 days’ written notice to the trustee.

Any resignation or removal of the trustee and appointment of a successor trustee will not become effective until acceptance of the appointment by the successor trustee, whereupon the predecessor trustee will mail notice of the succession of the successor trustee to all certificateholders; the expenses of the mailing are to be borne by the predecessor trustee. The predecessor trustee will be required to assign and pay over to the successor trustee the entire trust, together with all necessary instruments of transfer and assignment or other documents properly executed necessary to effect that transfer. In addition, the predecessor trustee will be required to execute and deliver such other instruments and do such other things as may reasonably be required to vest in the successor trustee all such rights, powers, duties and obligations.

Payments on Ginnie Mae Certificates; Deposits into Trust Account; Payments to Certificateholders

The trustee will establish and maintain a separate account (the “trust account”) for the benefit of the holders of the certificates. The trust account must be a segregated account that is:

•        an account or accounts maintained with a federal or state chartered depository institution or trust company the short-term unsecured debt obligations of which (or, in the case of a depository institution or trust company that is the principal subsidiary of a holding company, the short-term unsecured debt obligations of that holding company) are rated in the highest short term rating category by each rating agency which rates the certificates at the time any amounts are held on deposit in the account; or

•        an account or accounts maintained with the trust department of a federal or state-chartered depository institution, national banking association or trust company acting in its fiduciary capacity; or

•        otherwise acceptable to each rating agency which rates the certificates without causing the reduction or withdrawal of its then current ratings of the certificates as evidenced by a letter from each such rating agency to the trustee.

The trust account will be maintained as an eligible interest bearing account or the funds held therein may be invested, pending disbursement to certificateholders, in eligible investments or the funds may be required not to be invested, in each case pursuant to the terms of the trust agreement. [The trustee will be entitled to receive as additional compensation, any interest or other income earned on funds in the trust account.]

The trustee will deposit into the trust account on the business day received all amounts received by it in respect of the Ginnie Mae Certificates (excluding amounts representing fees and expenses of the trust that are payable out of the payments on each Ginnie Mae Certificate). [The trustee is permitted from time to time to make withdrawals from the trust account for the certificates to remove amounts deposited therein in error, to reimburse itself for any amounts reimbursable under the terms of the trust agreement.]

Amounts deposited in the trust account may accrue interest with the depositary institution with which it is held, or may be invested in certain eligible investments maturing on or before the [__] business day prior to the related distribution date unless they are managed or advised by the trustee or one of its affiliates, in which case the eligible investments may mature on the related distribution date. On each distribution date, the trustee will make payments of principal and interest on the certificates from amounts on deposit in the trust account.

Reports to Certificateholders

The trust agreement will provide that on each distribution date, the trustee will make available (or cause to be made available) to each certificateholder of record a statement or statements, based (if applicable) on information provided by the depositor, setting forth generally the following information, to the extent applicable and to the extent specified in the trust agreement:

•        any applicable record dates, determination dates for calculating distributions and actual distribution dates for the distribution period;

•        the amount of cashflows received and the sources thereof for distributions, fees and expenses;

•        the amount of fees and expenses accrued and paid, the purpose of such fees and expenses, including the amount of fees paid to the trustee, the independent accountant and the asset representations reviewer, for such distribution date;

•        the amount of the distribution with respect to each class of certificates;

•        the amount of such distributions allocable to principal;

•        the amount of such distributions allocable to interest;

•        the effective certificate interest rate for each class of certificates for that distribution date;

•        the principal balance of each Ginnie Mae Certificate, and the net weighted average coupon, weighted average life and weighted average remaining term of the Ginnie Mae Certificates;

•        the principal [or notional, if applicable,] balance of each class of certificates as of such distribution date together with the principal balance of the certificates of the related class (based on a certificate in the original principal balance of $1,000), after giving effect to any payment of principal on such distribution date;

•        the pool balance as of such distribution;

•        the beginning and ending balances of the trust account or other transaction account and any material account activity during the related period;

•        information with respect to material breaches of pool asset representations or warranties or transaction covenants; and

•        such other information as is required under the trust agreement.

In addition, within a reasonable period of time after the end of each calendar year, the trustee will furnish a report to each person that was a holder of record of any class of certificates at any time during such calendar year. This report will include information as to the aggregate of amounts reported pursuant to the first three clauses above for such calendar year or, in the event such person was a holder of record of a class of certificates during a portion of such calendar year, for the applicable portion of such year.

The trustee or such other party specified in this prospectus will make available each month, to any interested party, the monthly statements to certificateholders via the trustee’s (or such other party’s) Internet website located at www.[            ].com. Certificateholders will be entitled to receive paper copies of monthly statements by mail if they so request.

Certain Legal Aspects of Mortgage Loans

Although payments of principal and interest on the certificates depend on the payments of principal and interest due under the Ginnie Mae Certificates, which payments are insured or guaranteed by Ginnie Mae, the performance of the mortgage loans underlying the Ginnie Mae Certificates may affect the timing of those payments and therefore the yield to maturity on the certificates.  The performance of the underlying mortgage loans may, in turn, be affected by certain legal issues that may have a bearing on interest collections, prepayment of principal and other aspects of the mortgage loans. The following discussion contains summaries of certain legal aspects of mortgage loans that are general in nature. Because these legal aspects are governed by applicable state law (which laws may differ substantially), the summaries do not purport to be complete or to reflect the laws of any particular state, or to encompass the laws of all states in which the security for the mortgage loans is situated. The summaries are qualified in their entirety by reference to the applicable federal and state laws governing the mortgage loans.

Mortgage Loans

The mortgage loans underlying the Ginnie Mae Certificates are secured by first lien mortgages and deeds of trust. The filing of a mortgage, deed of trust or deed to secure debt creates a lien or title interest upon the real property covered by such instrument and represents the security for the repayment of an obligation that is customarily evidenced by a promissory note but does not have priority over the lien for real estate taxes and assessments or other charges imposed under governmental police powers. Priority with respect to such instruments depends on their terms, the knowledge of the parties to the mortgage and generally on the order of recording with the applicable state, county or municipal office. There are generally two parties to a mortgage: the borrower, who is the obligor under the loan and the property owner, and the mortgagee, who is the lender. In a mortgage state, the borrower delivers to the mortgagee a note or bond evidencing the loan and the obligation to repay the mortgage loan and the mortgage. Although a deed of trust is similar to a mortgage, a deed of trust has three parties: the borrower-property owner called the trustor (similar to a borrower), a lender called the beneficiary (similar to a mortgagee) and a third-party grantee called the trustee. Under a deed of trust, the borrower grants the property, irrevocably until the debt is paid, in trust, generally with a power of sale, to the trustee to secure payment of the loan. The mortgagee’s authority under a deed of trust and the mortgagee’s authority under a mortgage are governed by the express provisions of the deed of trust or mortgage, applicable law and, in some cases, with respect to the deed of trust, the directions of the beneficiary.

The real property covered by a mortgage is most often the fee estate in land and improvements. However, a mortgage may encumber other interests in real property such as a tenant’s interest in a lease of land or improvements, or both, and the leasehold estate created by such lease. A mortgage covering an interest in real property other than the fee estate requires special provisions in the instrument creating such interest or in the mortgage to protect the mortgagee against termination of such interest before the mortgage is paid.

Rights of Senior Mortgagees or Beneficiaries

The form of the mortgage or deed of trust used by many institutional lenders confers on the mortgagee or beneficiary the right both to receive all proceeds collected under any hazard insurance policy and all awards made in connection with any condemnation proceedings, and to apply such proceeds and awards to any indebtedness secured by the mortgage or deed of trust, in such order as the mortgagee or beneficiary may determine. Thus, in the event improvements on the property are damaged or destroyed by fire or other casualty, or in the event the property is taken by condemnation, the mortgagee or beneficiary under the mortgage or deed of trust will have the right to collect any insurance proceeds payable under a hazard insurance policy and any award of damages in connection with the condemnation and to apply the same to the indebtedness secured by the mortgage or deed of trust. Proceeds in excess of the amount of mortgage indebtedness may be paid to the borrower. The laws of certain states may limit the ability of mortgagees or beneficiaries to apply the proceeds of hazard insurance and partial condemnation awards to the secured indebtedness. In those states, the borrower or trustor must be allowed to use the proceeds of hazard insurance to repair the damage unless the security of the mortgagee or beneficiary has been impaired. Similarly, in certain states, the mortgagee or beneficiary is entitled to the award for a partial condemnation of the real property security only to the extent that its security is impaired.

The form of mortgage or deed of trust used by many institutional lenders typically contains a “future advance” clause, which provides, in essence, that additional amounts advanced to or on behalf of the borrower or trustor by the mortgagee or beneficiary are to be secured by the mortgage or deed of trust. While such a clause is valid under the laws of most states, the priority of any advance made under the clause depends, in some states, on whether the advance was an “obligatory advance” or “optional advance” If the mortgagee or beneficiary is obligated to advance the additional amounts, the advance may be entitled to receive the same priority as amounts initially made under the mortgage or deed of trust, notwithstanding that there may be intervening junior mortgages or deeds of trust and other liens between the date of recording of the mortgage or deed of trust and the date of the future advance, and notwithstanding that the mortgagee or beneficiary had actual knowledge of such intervening junior mortgages or deeds of trust and other liens at the time of the advance. Where the mortgagee or beneficiary is not obligated to advance the additional amounts and has actual knowledge of the intervening junior mortgages or deeds of trust and other liens, the advance may be subordinate to such intervening junior mortgages or deeds of trust and other liens. Priority of advances under a future advance clause rests, in many other states, on state law giving priority to all advances made under the loan agreement up to a “credit limit” amount stated in the recorded mortgage.

Another provision typically found in the form of the mortgage or deed of trust used by many institutional lenders obligates the borrower or trustor to pay before delinquency all taxes and assessments on the property and, when due, all encumbrances, charges and liens on the property which appear prior to the mortgage or deed of trust, to provide and maintain fire insurance on the property, to maintain and repair the property and not to commit or permit any waste thereof and to appear in and defend any action or proceeding purporting to affect the property or the rights of the mortgagee or beneficiary under the mortgage or deed of trust. Upon a failure of the borrower or trustor to perform any of these obligations, the mortgagee or beneficiary is given the right under the mortgage or deed of trust to perform the obligation itself, at its election, with the borrower or trustor agreeing to reimburse the mortgagee or beneficiary for any sums expended by the mortgagee or beneficiary on behalf of the trustor. All sums so expended by the mortgagee or beneficiary become part of the indebtedness secured by the mortgage or deed of trust.

Due-on-Sale Clauses

The enforceability of “due-on-sale” clauses has been subject of legislation or litigation in many states, and in some cases the enforceability of these clauses was limited or denied. However, the Garn-St. Germain Act preempts state constitutional, statutory and case law that prohibits the enforcement of due-on-sale clauses and permits lenders to enforce these clauses in accordance with their terms, subject to certain limited exceptions. The Garn-St. Germain Act does “encourage” lenders to permit assumption of loans at the original rate of interest or at some other rate less than the average of the original rate and the market rate.

The Garn-St. Germain Act also sets forth nine specific instances in which a mortgage lender covered by the Garn-St. Germain Act may not exercise a due-on-sale clause, notwithstanding the fact that a transfer of the property may have occurred. These include intra-family transfers, certain transfers by operation of law, leases of fewer than three years and the creation of a junior encumbrance. Regulations promulgated under the Garn-St. Germain Act also prohibit the imposition of prepayment penalty upon the acceleration of a loan pursuant to a due-on-sale clause.

The inability to enforce a due-on-sale clause may result in a mortgage loan bearing an interest rate below the current market rate being assumed by a new buyer rather than being paid off, which may have an impact upon the average life of the mortgage loans and the number of mortgage loans which may be outstanding until maturity.

Servicemembers Civil Relief Act

Under the terms of the Servicemembers Civil Relief Act, as amended (together with any similar state or local law or regulation, the “Relief Act”), a borrower who enters military service after the origination of such borrower’s mortgage loan (including a borrower who is a member of the National Guard or is in reserve status at the time of the origination of the mortgage loan and is later called to active duty) may not be charged interest (including fees and charges) above an annual rate of 6% during the period of such borrower’s active duty status, unless a court orders otherwise upon application of the lender. Any shortfall in interest collections on the related mortgage loans resulting from the application of the Relief Act (“Relief Act shortfalls”), to the extent not covered by any applicable enhancements, could result in losses to the holders of the securities. The Relief Act applies to borrowers who are members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public Health Service assigned to duty with the military. Certain persons not covered by the Relief Act may be eligible for similar loan payment relief under applicable state law. Because the Relief Act applies to borrowers who enter military service (including reservists who are later called to active duty) after origination of the related mortgage loan, no information can be provided as to the number of mortgage loans that may be affected by the Relief Act. In addition, the Relief Act imposes limitations that would impair the ability of the servicers to foreclose on an affected mortgage loan during the borrower’s period of active duty status and, under certain circumstances, during an additional three months thereafter. Thus, in the event that such a mortgage loan goes into default, there may be delays and losses occasioned by the inability to realize upon the mortgaged property in a timely fashion.

Applicability of Usury Laws

Title V of the Depository Institutions Deregulation and Monetary Control Act of 1980, enacted in March 1980 (“Title V”), provides that state usury limitations shall not apply to certain types of home improvement first mortgage loans originated by certain lenders after March 31, 1980. A similar federal statute was in effect with respect to mortgage loans made during the first three months of 1980. The Office of Thrift Supervision is authorized to issue rules and regulations and to publish interpretations governing implementation of Title V. The statute authorized any state to reimpose interest rate limits by adopting, before April 1, 1983, a law or constitutional provision that expressly rejects application of the federal law. In addition, even where Title V is not so rejected, any state is authorized by the law to adopt a provision limiting discount points or other charges on mortgage loans covered by Title V. Certain states have taken action to reimpose interest rate limits and/or to limit discount points or other charges.

The depositor has been advised by counsel that a court interpreting Title V would hold that residential mortgage loans related to securities originated on or after January 1, 1980, are subject to federal preemption. Therefore, in a state that has not taken the requisite action to reject application of Title V or to adopt a provision limiting discount points or other charges prior to origination of the residential mortgage loans, any such limitation under the state’s usury law would not apply to the residential mortgage loans.

In any state in which application of Title V has been expressly rejected or a provision limiting discount points or other charges is adopted, no mortgage loans originated after the date of the state action will be eligible as assets of a trust if the mortgage loans bear interest or provide for discount points or charges in excess of permitted levels. No mortgage loan originated prior to January 1, 1980, will bear interest or provide for discount points or charges in excess of permitted levels.

Default Interest and Limitations on Prepayment

Notes and mortgages may contain provisions that obligate the borrower to pay a late charge or additional interest if payments are not timely made. They may also contain provisions that prohibit prepayments for a specified period and/or condition prepayments upon the borrower’s payment of prepayment premium, fee or charge. In some states, there are or may be specific limitations upon the late charges that a lender may collect from a borrower for delinquent payments. Some states also limit the amounts that a lender may collect from a borrower as an additional charge if the loan is prepaid. In addition, the enforceability of provisions that provide for prepayment premiums, fees and charges upon an involuntary prepayment is unclear under the laws of many states.

Secondary Financing

Where the borrower encumbers the mortgaged property with one or more junior liens, the senior lender is subject to additional risk. First, the borrower may have difficulty servicing and repaying multiple loans. Second, acts of the senior lender that prejudice the junior lender or impair the junior lender’s security may create a superior equity in favor of the junior lender. For example, if the borrower and the senior lender agree to an increase in the principal balance of or the interest rate payable on the senior loan, the senior lender may lose its priority to the extent an existing junior lender is prejudiced or the borrower is additionally burdened. Third, if the borrower defaults on the senior loan and/or any junior loan or loans, the existence of junior loans and actions taken by junior lenders can impair the security available to the senior lender and can interfere with, delay and in certain circumstances even prevent the taking of action by the senior lender. Fourth, the bankruptcy of a junior lender may operate to stay foreclosure or similar proceedings by the senior lender.

FHA Insurance and VA Guaranty

FHA Insurance

FHA, a division of HUD, is responsible for administering federal mortgage insurance programs authorized under the National Housing Act of 1934, as amended, and the United States Housing Act of 1937, as amended. FHA mortgage loans are insured under various FHA programs including the standard FHA 203(b) program to finance the acquisition of one- to four-family housing units as well as to refinance an existing mortgage. These programs generally limit the principal balance of the mortgage loans insured. Mortgage loans originated prior to October 21, 1998, and insured by the FHA generally require a minimum down payment of approximately 3% to 5% of the acquisition cost, which includes the lesser of the appraised value or sales price, plus eligible closing costs, subject to a maximum loan-to-value ratio of approximately 97%. Mortgage loans originated on or after October 21, 1998, and insured by the FHA generally require a minimum cash investment of 3% of the lesser of appraised value or sales price, subject to a maximum loan-to-value ratio (generally, approximately 97.75%) that is determined based on the loan amount and the state in which the mortgaged property is located.

The monthly or periodic insurance premiums for FHA mortgage loans will be collected by the servicers and paid to FHA. The regulations governing FHA single-family mortgage insurance programs provide that insurance benefits are payable upon foreclosure (or other acquisition or possession) and in general, conveyance of the mortgaged property to HUD. With respect to a defaulted FHA mortgage loan, a servicer is limited in its ability to initiate foreclosure proceedings. Servicers of FHA mortgage loans are required to make an effort to avoid foreclosure by entering, if feasible, into one of a number of available forms of loss mitigation plans with the borrower. Such relief may involve forbearance, the reduction or suspension of monthly payments for a specified period, with such payments to be made up on or before the maturity date of the mortgage loan, loan modification and the rescheduling or other adjustment of payments due under the mortgage loan up to or beyond the scheduled maturity date. In addition, in certain instances, HUD may provide relief by making partial claim payment for the delinquent amounts due under the mortgage loan (which payments, under certain circumstances, are to be repaid by the borrower to HUD). With certain exceptions, at least three full installments must be due and unpaid under the mortgage loan before a servicer may initiate foreclosure proceedings.

HUD monitors the servicing of insured mortgage loans and reviews servicers to ensure that they are offering appropriate loss mitigation options to borrowers in accordance with HUD requirements. In cases in which HUD determines that servicers are not properly servicing insured mortgage loans and are not offering loss mitigation options to delinquent borrowers, HUD may seek to require the servicer to indemnify HUD against any losses it sustains.

To help ensure that mortgagees provide the required assistance to borrowers and offer them appropriate loss mitigation alternatives, Congress amended the Housing Act to include the failure to engage in loss mitigation actions as grounds for the imposition of a civil money penalty against a mortgagee. The penalty for failing to engage in loss mitigation activities is set by statute at three times the amount of any insurance benefits claimed by the mortgagee with respect to any mortgage loan for which the mortgagee failed to engage in such loss mitigation actions. Implementing regulations which restate the statute were issued by HUD on April 26, 2005 and became effective on May 26, 2005.

HUD has the option, in most cases, to pay insurance claims in cash or in debentures issued by HUD. Current practice is to pay such claims in cash, and claims have not been paid in debentures since 1965. HUD debentures issued in satisfaction of FHA insurance claims bear interest at the applicable HUD debenture interest rate. The related servicer will be obligated to purchase any such debenture issued in satisfaction of a defaulted FHA mortgage loan for an amount equal to the principal balance of such debenture.

The amount of insurance benefits generally paid by the FHA is equal to the unpaid principal balance of the defaulted mortgage loan, plus amounts to reimburse the mortgagee for certain costs and expenses, less certain amounts received or retained by the mortgagee after default. When entitlement to insurance benefits results from foreclosure (or other acquisition of possession) and conveyance to HUD, the mortgagee is compensated for no more than two-thirds of its foreclosure costs, and for interest accrued and unpaid from a date 60 days after the borrower’s first uncorrected failure to perform any obligation or make any payment due under the mortgage loan, at the applicable HUD debenture interest rate, provided all applicable HUD requirements have been met.

Although FHA insurance proceeds include accrued and unpaid interest on the defaulted mortgage loan, the amount of interest paid may be substantially less than such accrued interest. As described above, FHA will reimburse interest at the applicable debenture interest rate, which will generally be lower than the mortgage rate on the related mortgage loan. Such negative interest spread between the debenture rate and the mortgage rate, as well as the failure of FHA insurance to cover the first 60 days of accrued and unpaid interest and all foreclosure expenses as described above, could result in losses to certificateholders. The interest payable may be curtailed if a servicer has not met FHA’s timing requirements for certain actions during the foreclosure and conveyance process. When a servicer exceeds the timing requirements and has not obtained an extension from FHA, FHA will pay interest only to the date the particular action should have been completed.

VA Guaranty

VA mortgage loans are partially guaranteed by the VA under the Servicemen’s Readjustment Act of 1944, as amended, which permits a veteran (or in certain instances the spouse of a veteran) to obtain a mortgage loan guaranty by the VA covering mortgage financing of the purchase of a one- to four-family dwelling unit or to refinance an existing guaranteed loan. The program requires no down payment from the purchaser and permits the guarantee of mortgage loans of up to 30 years’ duration. The maximum guaranty that may be issued by the VA under a VA guaranteed mortgage loan depends upon the original principal balance of the mortgage loan. At present, the maximum guaranty that may be issued by the VA under a VA guaranteed mortgage loan is 50% of the unpaid principal balance of a loan of $45,000 or less, the lesser of $36,000 or 40% of the principal balance of a loan of more than $45,000 but less than $144,000, subject to a minimum guaranty amount of $22,500, and, for loans of more than $144,000, the lesser of 25% of the principal balance of the mortgage loan or $60,000.

With respect to a defaulted VA guaranteed mortgage loan, the mortgagee is, absent exceptional circumstances, authorized to foreclose only after the default has continued for three months. Generally, a claim for the guarantee is submitted after foreclosure and after the mortgagee files with the VA a notice of election to convey the related mortgaged property to the VA.

In instances where the net value of the mortgaged property securing a VA guaranteed mortgage loan is less than the unguaranteed portion of the indebtedness outstanding (including principal, accrued interest and certain limited foreclosure costs and expenses) on the related mortgage loan, the VA may notify the mortgagee that it will not accept conveyance of the mortgaged property (a “No-Bid”). In the case of a No-Bid, the VA will pay certain guaranty benefits to the mortgagee and the mortgagee will generally take title to and liquidate the mortgaged property. The guaranty benefits payable by the VA in the case of a No-Bid will be an amount equal to the original guaranteed amount or, if less, the initial guarantee percentage multiplied by the outstanding indebtedness with respect to the defaulted mortgage loan. The amount of the guarantee decreases pro rata with any decrease in the amount of indebtedness (which may include accrued and unpaid interest and certain expenses of the mortgagee, including foreclosure expenses) up to the amount originally guaranteed.

When the mortgagee receives the VA’s No-Bid instructions with respect to a defaulted mortgage loan, the mortgagee has the right (but not the obligation) to waive or satisfy a portion of the indebtedness outstanding with respect to such defaulted mortgage loan by an amount that would cause the unguaranteed portion of the indebtedness (including principal, accrued interest and certain limited foreclosure costs and expenses) after giving effect to such reduction to be less than the net value of the mortgaged property securing the mortgage loan (a “buydown”). In the case of a buydown, the VA will accept conveyance of the mortgaged property and the mortgagee will suffer a loss to the extent of the indebtedness that was satisfied or waived in order to effect the buydown, in addition to any other losses resulting from unreimbursed foreclosure costs and expenses and interest that may have accrued beyond the applicable VA cut-off date.

In the event the VA elects a No-Bid, the amount paid by the VA cannot exceed the original guaranteed amount or, if less, the initial guarantee percentage multiplied by the outstanding indebtedness with respect to the defaulted mortgage loan. The amount of the guarantee decreases pro rata with any decrease in the amount of indebtedness, as described above. As a result of such limitations, losses associated with defaulted VA mortgage loans could be substantial.

Material Federal Income Tax Considerations

The following is a general discussion of the anticipated material federal income tax consequences of the purchase, ownership and disposition of the certificates. The discussion below does not purport to address all federal income tax consequences that may be applicable to particular categories of investors (such as banks, insurance companies, securities dealers, foreign persons, investors whose functional currency is not the U.S. dollar, and investors that hold the certificates as part of a “straddle,” integrated transaction or “conversion transaction”), some of which may be subject to special rules. The authorities on which this discussion is based are subject to change or differing interpretations, and any such change or interpretation could apply retroactively. This discussion reflects the applicable provisions of the Code, as well as regulations (the “REMIC Regulations”) promulgated by the United States Department of the Treasury. Certificateholders should consult their own tax advisors in determining the federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the certificates. This discussion is based on authorities currently in effect, all of which are subject to change or differing interpretations. Any such change or differing interpretation could be applied retroactively. No rulings have been or will be sought from the IRS with respect to any of the matters discussed below, and no assurance can be given that the views of the IRS with respect to those matters will not differ from that described below.

This discussion is directed solely to Certificateholders that purchase securities at issuance and hold them as “capital assets” within the meaning of Section 1221 of the Code. The discussion does not purport to cover all federal income tax consequences applicable to particular investors, some of which may be subject to special rules. Investors subject to such special rules include dealers in securities, certain traders in securities, financial institutions, tax-exempt organizations, insurance companies, persons who hold securities as part of a hedging transaction or as a position in a straddle or conversion transaction, persons whose functional currency is not the U.S. dollar, or persons who elect to treat gain recognized on the disposition of a security as investment income under Section 163(d)(4)(B)(iii) of the Code.

In this discussion, when we use the term:

•        “Certificateholder,” we mean any person holding a beneficial ownership interest in a certificate;

•        “Code,” we mean the Internal Revenue Code of 1986, as amended;

•        “IRS,” we mean the Internal Revenue Service;

•        “AFR,” we mean the applicable federal rate, which is an average of current yields for U.S. Treasury securities with specified ranges of maturities and which is computed and published monthly by the IRS for use in various tax calculations;

•        “Foreign Person,” we mean any person other than a U.S. Person but does not include a partnership;

•        “REMIC” we mean “real estate mortgage investment conduit” within the meaning of Section 860D of the Code; and

•        “U.S. Person,” we mean (1) a citizen or resident of the United States; (2) a corporation (or entity treated as a corporation for tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof, including, for this purpose, the District of Columbia; (3) a partnership (or entity treated as a partnership for tax purposes) organized in the United States or under the laws of the United States or of any state thereof, including, for this purpose, the District of Columbia

(unless provided otherwise by future Treasury regulations); (4) an estate whose income is includible in gross income for United States income tax purposes regardless of its source; or (5) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have authority to control all substantial decisions of the trust. Notwithstanding the preceding clause, to the extent provided in Treasury regulations, certain trusts that were in existence on August 20, 1996, that were treated as U.S. Persons prior to such date, and that elect to continue to be treated as U.S. Persons, also are U.S. Persons.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a certificate, the treatment of a partner in the partnership will generally depend upon whether the partner is a U.S. Person and upon the activities of the partnership. A Certificateholder that is a partnership and partners in such partnership should consult their tax advisors with regard to the application of the U.S. federal income tax law to their particular situations.

General

With respect to each offering of REMIC certificates, assuming (i) the making of appropriate elections, (ii) compliance with the Trust Agreement as in effect on the date the certificates are issued, (iii) compliance with the loan-to-value test in Section 1.860G-2(a) of the Treasury Regulations with respect to the mortgage loans that are in the pools backing the Ginnie Mae Certificates and (iv) compliance with any changes in the law, including any amendments to the Code or applicable Treasury regulations thereunder, in the opinion of Dechert LLP, for U.S. federal income tax purposes (a) each Trust REMIC will qualify as a REMIC on the date the Class [__] certificates are issued and thereafter, and (b) each of the Class [__] certificates will constitute a “regular interest” or “residual interest” in a REMIC within the meaning of the Code.

A REMIC may issue one or more classes of regular interests and must issue one and only one class of residual interest. We refer to a REMIC certificate representing a regular interest in a REMIC as a “Regular Certificate.” Regular Certificates generally will be treated for federal income tax purposes as debt instruments issued by the Trust REMIC. The tax treatment of securities treated as debt instruments, including Regular Certificates, is discussed under “— Taxation of Regular Certificates” below. You should be aware, however, that although you normally would take interest income on a debt instrument into account under your regular method of accounting, you must include interest accrued on a Regular Certificate in income under the accrual method of accounting regardless of the method of accounting you otherwise use for tax purposes and subject to the discussion under “— Recently Enacted Federal Tax Legislation” below.

We refer to a Class [__] certificate representing a residual interest in a REMIC as a “REMIC Residual Certificate” and the owner of a beneficial interest in a REMIC residual certificate as a “Residual Owner.” The tax treatment of REMIC residual securities is discussed under “— REMIC Residual Certificates” below.

Recently Enacted Federal Tax Legislation

The law informally known as the Tax Cuts and Jobs Act (“TCJA”), which was enacted on December 22, 2017, generally requires a beneficial owner of a Regular Certificate that uses an accrual method of accounting for tax purposes to include certain amounts in income no later than the time such amounts are reflected on certain financial statements.  Although the precise application of this rule is unclear, it might require the accrual of income earlier than is the case under prior law.  However, recent proposed Treasury regulations exclude from the application of this rule any item of income for which a taxpayer uses a special method of accounting, including, among other things, income subject to timing rules for original issue discount (“OID”).  Prospective investors in Regular Certificates that use an accrual method of accounting for tax purposes are urged to consult with their tax advisors regarding the potential applicability of this legislation to their particular situations.

Qualification as a REMIC

In order for each Trust REMIC to qualify as a REMIC, there must be ongoing compliance on the part of such Trust REMIC with the requirements set forth in the Code. Each Trust REMIC must satisfy an asset test, which requires that no more than a de minimis portion of the assets of that Trust REMIC, as of the close of the third calendar month beginning after the “Startup Day” (which for purposes of this discussion is the date of the issuance of the certificates) and at all times thereafter, may consist of assets other than “qualified mortgages” and “permitted investments.” The REMIC Regulations provide a safe harbor pursuant to which the de minimis requirements will be met if at all times the aggregate adjusted basis of the nonqualified assets of a Trust REMIC is less than 1% of the aggregate adjusted basis of all of that Trust REMIC’s assets. Each Trust REMIC also must provide “reasonable arrangements” to prevent its residual interests from being held by “disqualified organizations” or their agents and must furnish applicable tax information to transferors or agents that violate this requirement. The Trust Agreement will provide that no legal or beneficial interest in the REMIC Residual Certificate may be transferred or registered unless certain conditions, designed to prevent violation of this requirement, are met. It is expected that each Trust REMIC will qualify as a REMIC at all times that any of the Regular Certificates are outstanding.

A qualified mortgage is any obligation that is principally secured by an interest in real property and that is either transferred to a REMIC on the startup day or is purchased by a REMIC within a three-month period thereafter pursuant to a fixed-price contract in effect on the startup day. Qualified mortgages include (i) whole mortgage loans or participation interests in whole mortgage loans, such as the mortgage loans, provided that, in general, (a) the fair market value of the real property security (including land, buildings and structural components of the buildings, and reduced by the outstanding principal balance of any senior lien and a proportionate amount of any lien that is in parity with real property security being tested) is at least 80% of the aggregate principal balance of the loan either at origination or as of the startup day (a loan-to-value ratio of not more than 125% with respect to the real property security) or (b) substantially all the proceeds of the loan or the underlying mortgage were used to acquire, improve or protect an interest in real property that, at the date of origination, was the only security for the mortgage loan, and (ii) regular interests in another REMIC. If the loan has been substantially modified other than in connection with a default or reasonably foreseeable default (within the meaning of the Treasury regulations), it must meet the loan-to-value test in clause (i) of the preceding sentence as of the date of the last such modification or as of the startup day. If the mortgage loan is not in fact principally secured by real property or is otherwise not a qualified mortgage, it must be disposed of within 90 days of discovery of such defect and will cease to be a qualified mortgage after such 90-day period. As discussed under “Ginnie Mae Certificates — Ginnie Mae” above, it is assumed that the mortgage loans that are in the pools backing Ginnie Mae Certificates are in compliance with the loan-to-value test in Section 1.860G-2(a) of the Treasury Regulations and will remain obligations that are “principally secured by an interest in real property” at all times the certificates are outstanding.

Permitted investments include cash flow investments, qualified reserve assets and foreclosure property. A cash flow investment is an investment, earning a return in the nature of interest, of amounts received on or with respect to qualified mortgages for a temporary period, not exceeding thirteen (13) months, until the next scheduled distribution to holders of interests in the REMIC. A qualified reserve asset is any intangible property held for investment that is part of any reasonably required reserve maintained by the REMIC to provide for payments of expenses of the REMIC or amounts due on the regular or residual interests in the event of defaults (including delinquencies) on the qualified mortgages, lower than expected reinvestment returns, prepayment interest shortfalls and certain other contingencies. Foreclosure property is real property acquired by a REMIC in connection with the default or imminent default of a qualified mortgage and maintained by the REMIC in compliance with applicable rules, and personal property that is incident to such real property; provided the sponsors had no knowledge or reason to know, as of the startup day, that such a default had occurred or would occur. Foreclosure property may generally not be held after the close of the third calendar year beginning after the date the REMIC acquires that property, with one three-year extension that may be granted by the IRS. Although it is not expected that any pool backing Ginnie Mae Certificates would include property acquired in respect of a foreclosure that is held in a manner that would run afoul of the REMIC rules applicable to foreclosure property, there can be no assurance that a Trust REMIC would be able to determine if that were the case or would be able to address such a case in way that would preserve the Trust REMIC’s status as a REMIC or avoid the Trust REMIC from incurring a “prohibited transaction” tax.

In addition to the foregoing requirements, the various interests in a REMIC also must meet certain requirements. All of the interests in a REMIC must be either of the following: (i) one or more classes of regular interests or (ii) a single class of residual interests on which distributions, if any, are made pro rata. A regular interest is an interest in a REMIC that is issued on the Startup Day with fixed terms, is designated as a regular interest, and unconditionally entitles the holder to receive a specified principal amount (or other similar amount), and provides that interest payments (or other similar amounts), if any, at or before maturity either are payable based on a fixed rate or a qualified variable rate, or consist of a specified, nonvarying portion of the interest payments on the qualified mortgages. The rate on the specified portion may be a fixed rate, a variable rate, or the difference between one fixed or qualified variable rate and another fixed or qualified variable rate. The specified principal amount of a regular interest that provides for interest payments consisting of a specified, nonvarying portion of interest payments on qualified mortgages may be zero. An interest in a REMIC may be treated as a regular interest even if payments of principal with respect to such interest are subordinated to payments on other regular interests or the residual interest in the REMIC or are dependent upon the absence of defaults or delinquencies on qualified mortgages or permitted investments, lower than reasonably expected returns on permitted investments, expenses incurred by the REMIC or prepayment interest shortfalls. A residual interest is an interest in a REMIC other than a regular interest that is issued on the Startup Day and that is designated as a residual interest. If an entity fails to comply with one or more of the ongoing requirements of the Code for status as a REMIC during any taxable year, the Code provides that the entity or applicable portion of it will not be treated as a REMIC for such year and thereafter. In this event, any entity with debt obligations with two or more maturities may be treated as a separate association taxable as a corporation under Treasury regulations, and the certificates may be treated as equity interests in that association. The Code, however, authorizes the Treasury Department to issue regulations that address situations where failure to meet one or more of the requirements for REMIC status occurs inadvertently and in good faith. Investors should be aware, however, that the Conference Committee Report to the Tax Reform Act of 1986 (the “1986 Act”) indicates that the relief may be accompanied by sanctions, such as the imposition of a corporate tax on all or a portion of a REMIC’s income for the period of time in which the requirements for REMIC status are not satisfied.

Regular Certificates and REMIC Residual Certificates held by a real estate investment trust will constitute “real estate assets” within the meaning of Code section 856(c)(5)(B), and interest, including OID, on the Regular Certificates and income on the Residual Certificates will be considered “interest on obligations secured by mortgages on real property or on interests in real property” within the meaning of Code section 856(c)(3)(B) in the same proportion that, for both purposes, the assets of the Trust REMICs would be so treated. For purposes of the foregoing determinations, where applicable, the Trust REMICs will be treated as a single REMIC. If at all times 95% or more of the assets of a Trust REMIC qualify for each of the foregoing treatments, the Regular Certificates will qualify for the corresponding status in their entirety. For purposes of Code section 856(c)(5)(B), payments of principal and interest on the mortgage loans that are reinvested pending distribution to holders of Regular Certificates qualify for such treatment. Regular Certificates and Residual Certificates held by a domestic building and loan association will not be treated as “loans . . . secured by an interest in real property which is . . . residential real property” within the meaning of Code section 7701(a)(19)(C)(v) or as other assets described in Code section 7701(a)(19)(C). The Regular Certificates will be “qualified mortgages” within the meaning of Code section 860G(a)(3) for another REMIC if transferred to that REMIC on its startup day in exchange for a regular or residual interest in that REMIC. A Regular Certificate held by certain financial institutions will constitute an “evidence of indebtedness” within the meaning of Code section 582(c)(1).

Taxation of Regular Certificates

General

[Each class of Regular Certificates will constitute in whole or in part an undivided beneficial ownership interest in one or more Regular Certificates, and an investor that purchases and holds a Regular Certificate will be treated for U.S. federal income tax purposes as purchasing and owning the related regular interest.] The Regular Certificates generally will be treated as newly originated debt instruments for federal income tax purposes. In general, interest, OID and market discount on a Regular Certificate will be treated as ordinary income to a Certificateholder, and principal payments on a Regular Certificate will be treated as a return of capital to the extent of the Certificateholder’s basis allocable thereto (other than accrued market discount, if any, not yet reported as income). Subject to the discussion under “— General — Recently Enacted Federal Tax Legislation” above, Certificateholders must use the accrual method of accounting with regard to the Regular Certificates, regardless of the method of accounting otherwise used by such Certificateholders.

[Each Trust REMIC will be treated as a single class REMIC within the meaning of the Treasury regulations under Section 67 of the Code. Accordingly, certain beneficial owners of a Regular Certificate will be required to include in income a share of the administrative fees of the Trust REMIC and the administrative fees of the Ginnie Mae Certificates, including the costs to service the underlying mortgage loans. A beneficial owner’s share of such fees generally will be determined by (i) allocating the amount of such expenses for each calendar quarter on a pro rata basis to each day in the calendar quarter, and (ii) allocating the daily amount among the beneficial owners of Regular Certificates and the REMIC Residual Certificate in proportion to their respective amounts of income accruing on the certificates on that day. Each beneficial owner’s allocable share of such fees in the manner required by the IRS. See “— Reporting Requirements” below. For a beneficial owner that is an individual, trust or estate, the

TCJA disallows the deduction of its allocable share of the fees or expenses under Section 212 of the Code for any taxable year beginning before January 1, 2026. Prospective investors in the Regular Certificates are urged to consult with their tax advisors regarding the potential applicability of the TCJA to their particular situations.]

Original Issue Discount

Holders of Regular Certificates issued with OID generally must include OID in ordinary income for federal income tax purposes as it accrues in accordance with the constant yield method, which takes into account the compounding of interest, in advance of receipt of the cash attributable to such income. The following discussion is based in part on temporary and final Treasury regulations (the “OID Regulations”) under Code sections 1271 through 1273 and 1275 and in part on the provisions of the 1986 Act. Certificateholders should be aware, however, that the OID Regulations do not adequately address certain issues relevant to prepayable securities instruments, such as the Regular Certificates. To the extent such issues are not addressed in the OID Regulations, it is expected that the trustee will apply the methodology described in the Conference Committee Report to the 1986 Act. No assurance can be provided that the IRS will not take a different position as to those matters not currently addressed by the OID Regulations. Moreover, the OID Regulations include an anti-abuse rule allowing the IRS to apply or depart from the OID Regulations where necessary or appropriate to ensure a reasonable tax result in light of the applicable statutory provisions. A tax result will not be considered unreasonable under the anti-abuse rule in the absence of a substantial effect on the present value of a taxpayer’s tax liability. Investors are advised to consult their own tax advisors as to the discussion in this prospectus and the appropriate method for reporting interest and OID with respect to the Regular Certificates.

Each Regular Certificate will be treated as a single installment obligation for purposes of determining the OID includable in a Certificateholder’s income. The total amount of OID on a Regular Certificate is the excess of the “stated redemption price at maturity” of the Regular Certificate over its “issue price.” The issue price of a class of Regular Certificates is the first price at which a substantial amount of Regular Certificates of the related class is sold to investors (excluding bond houses, brokers and underwriters). Although unclear under the OID Regulations, the trustee will treat the issue price of a Class of Regular Certificates as to which there is no substantial sale as of the issue date as the fair market value of such Class as of the issue date. The issue price of the Regular Certificates also includes the amount paid by an initial holder of such Class for accrued interest that relates to a period prior to the issue date of such Class of Regular Certificates. The stated redemption price at maturity of a Regular Certificate is the sum of all payments provided by the debt instrument other than any qualified stated interest payments. Under the OID Regulations, qualified stated interest generally means interest payable at a single fixed rate or a qualified variable rate; provided, that such interest payments are unconditionally payable at intervals of one year or less during the entire term of the obligation. Because there is no penalty or default remedy in the case of nonpayment of interest with respect to a Regular Certificate, it is possible that no interest on any class of Regular Certificates will be treated as qualified stated interest. However, because the underlying mortgage loans provide for remedies in the event of default, the trustee will treat all payments of stated interest on the Regular Certificates as qualified stated interest.

Under a de minimis rule, OID on a Regular Certificate will be considered to be zero if that OID is less than 0.25% of the stated redemption price at maturity of the Regular Certificate multiplied by the weighted average maturity of the Regular Certificate. For this purpose, the weighted average maturity of the Regular Certificate is computed as the sum of the amounts determined by multiplying the number of full years (i.e., rounding down partial years) from the issue date until each distribution in reduction of stated redemption price at maturity is scheduled to be made by a fraction, the numerator of which is the amount of each distribution included in the stated redemption price at maturity of the Regular Certificate and the denominator of which is the stated redemption price at maturity of the Regular Certificate. The Conference Committee Report to the 1986 Act provides that the schedule of such distributions should be determined in accordance with the assumed rate of prepayment on the mortgage loans used in pricing the transaction. If a Regular Certificate is issued with OID, a Certificateholder will be required to include in income, as ordinary income, the daily portion of such OID attributable to each day it holds such Regular Certificate. This requirement generally will result in the accrual of income before the receipt of cash attributable to that income.

The daily portion of such OID will be determined on a constant yield to maturity basis in accordance with Section 1272(a)(6) of the Code (the “PAC Method”). Under the PAC Method, the amount of OID allocable to any accrual period for a class of Regular Certificates will equal (1) the sum of (i) the adjusted issue price of that class of Regular Certificates at the end of the accrual period and (ii) any payments made on that class of Regular Certificates during the accrual period of amounts included in the stated redemption price at maturity of that class of Regular Certificates, minus (2) the adjusted issue price of that class of Regular Certificates at the beginning of the accrual period. The OID so determined is allocated ratably among the days in the accrual period to determine the daily portion for each such day. The trustee will treat the monthly period (or shorter period from the date of original issue) ending on the day before each distribution date as the accrual period.

The adjusted issue price of a class of Regular Certificates at the beginning of its first accrual period will be its issue price. The adjusted issue price at the end of any accrual period (and, therefore, at the beginning of the subsequent accrual period) is determined by discounting the remaining payments due on that class of Regular Certificates by their yield to maturity. The remaining payments due are determined based on the prepayment assumption made in pricing the Regular Certificates but are adjusted to take into account the effect of payments actually made on the trust’s assets.

For this purpose, the yield to maturity of a class of Regular Certificates is determined by projecting payments due on that class of Regular Certificates based on a prepayment assumption made with respect to the trust’s assets. The yield to maturity of a class of Regular Certificates is the discount rate that, when applied to the stream of payments projected to be made on that class of Regular Certificates as of its issue date, produces a present value equal to the issue price of that class of Regular Certificates. The Code requires that the prepayment assumption be determined in the manner prescribed in Treasury Department regulations. To date, no such regulations have been issued. The legislative history of this Code provision indicates that the regulations will provide that the assumed prepayment rate must be the rate used by the parties in pricing the particular transaction. The prepayment assumption to be used for tax reporting purposes is [__]. No representation, however, is made as to the rate at which principal payments or recoveries on the trust’s assets actually will occur.

Under the PAC Method, accruals of OID will increase or decrease (but never below zero) to reflect the fact that payments on the trust’s assets are occurring at a rate that is faster or slower than that assumed under the prepayment assumption. If the OID accruing on a class of Regular Certificates is negative for any period, a beneficial owner of a Regular Certificate of that class will be entitled to offset such negative accruals only against future positive OID accruals on that Regular Certificate. It is possible, although not certain, that a Certificateholder might be permitted to recognize a loss in such a situation to the extent the Certificateholder’s basis in the Regular Certificate exceeds the maximum amount of payments that it could ever receive with respect to that Regular Certificate. However, such a loss may be a capital loss, which is limited in its deductibility. The foregoing considerations are particularly relevant to Regular Certificates that are interest-only classes or super-premium classes, because they can have negative yields if the underlying loans held by the trust prepay more quickly than anticipated.

Variable Rate Certificates

Regular Certificates may provide for interest based on a variable rate. The amount of OID for a Regular Certificate bearing a variable rate of interest will accrue in the manner described under “— Original Issue Discount” above, with the yield to maturity and future payments on that Regular Certificate generally to be determined by assuming that interest will be payable for the life of the Regular Certificate based on the initial rate (or, if different, the value of the applicable variable rate as of the pricing date) for that Regular Certificate. It is anticipated that the trustee will treat interest payable at a variable rate as qualified stated interest, other than variable interest on an interest-only class, super-premium class or accrual class. OID reportable for any period will be adjusted based on subsequent changes in the applicable interest rate index.

Acquisition Premium

A purchaser of a Regular Certificate purchased at a price greater than its adjusted issue price and less than its remaining stated redemption price at maturity will be required to include in gross income the daily portions of the OID on the Regular Certificate reduced pro rata by a fraction, the numerator of which is the excess of its purchase price over such adjusted issue price and the denominator of which is the excess of the remaining stated redemption price at maturity over the adjusted issue price. Alternatively, such a purchaser may elect to treat all such acquisition premium under the constant yield method, as described under the heading “— Election to Treat All Interest under the Constant Yield Method” below.

Market Discount

A purchaser of a Regular Certificate also may be subject to the market discount rules of Code sections 1276 through 1278. Under these Code sections and the principles applied by the OID Regulations in the context of OID, “market discount” is the amount by which the purchaser’s original allocated basis in the Regular Certificate (i) is exceeded by the remaining outstanding principal payments and non-qualified stated interest payments due on a Regular Certificate or, (ii) in the case of a Regular Certificate having OID, is exceeded by the adjusted issue price of such Regular Certificate at the time of purchase. Such purchaser generally will be required to recognize ordinary income to the extent of accrued market discount on such Regular Certificate as distributions includible in its stated redemption price at maturity are received, in an amount not exceeding any such distribution. Such market discount would accrue in a manner to be provided in Treasury regulations. The Conference Committee Report to the 1986 Act provides that until such regulations are issued, such market discount would accrue, at the election of the holder, either (i) on the basis of a constant interest rate or (ii) in the ratio of interest accrued for the relevant period to the sum of the interest accrued for such period plus the remaining interest after the end of such period, or, in the case of Regular Certificates issued with OID, in the ratio of OID accrued for the relevant period to the sum of the OID accrued for such period plus the remaining OID after the end of such period. A holder of a Regular Certificate also will be required generally to treat a portion of any gain on a sale or exchange of the Regular Certificate as ordinary income to the extent of the market discount accrued to the date of disposition under one of the foregoing methods, less any accrued market discount previously reported as ordinary income as partial distributions in reduction of the stated redemption price at maturity were received. A holder of a Regular Certificate acquired with market discount will be required to defer deduction of a portion of the excess of the interest paid or accrued on indebtedness incurred to purchase or carry the Regular Certificate over the interest (including OID) distributable on such Regular Certificate. The deferred portion of such interest expense in any taxable year generally will not exceed the accrued market discount on the Regular Certificate for such year. Any such deferred interest expense is, in general, allowed as a deduction not later than the year in which the related market discount income is recognized or the Regular Certificate is disposed of. As an alternative to the inclusion of market discount in income on the foregoing basis, the holder may elect to include market discount in income currently as it accrues on all market discount instruments acquired by such holder in that taxable year or thereafter, in which case the interest deferral rule will not apply. See “— Election to Treat All Interest under the Constant Yield Method” below regarding an alternative manner in which such election may be deemed to be made.

Market discount with respect to a Regular Certificate will be considered to be zero if that market discount is less than 0.25% of the remaining stated redemption price at maturity of the Regular Certificate multiplied by the weighted average maturity of the Regular Certificate remaining after the date of purchase. For this purpose, the weighted average maturity is determined by multiplying the number of full years (i.e., rounding down for partial years) from the issue date until each distribution in reduction of stated redemption price at maturity is scheduled to be made by a fraction, the numerator of which is the amount of each such distribution included in the stated redemption price at maturity of the Regular Certificate and the denominator of which is the total stated redemption price at maturity of the Regular Certificate. It appears that de minimis market discount should be reported pro rata as principal payments are received. Treasury regulations implementing the market discount rules have not yet been issued, and investors should consult their own tax advisors regarding the application of these rules and the advisability of making any of the available elections with respect to these rules. Investors should also consult Revenue Procedure 92-67 concerning the elections to include market discount in income currently and to accrue market discount on the basis of the constant yield method.

Premium

A Regular Certificate purchased at its initial issuance or in the secondary market at a price greater than its remaining stated redemption price at maturity generally will be considered to be purchased at a premium. If the holder holds the Regular Certificate as a “capital asset” within the meaning of Code section 1221, the holder may elect under Code section 171 to amortize that premium under the constant yield method. By their terms, final Treasury regulations under Code section 171 do not apply to prepayable obligations such as the Regular Certificates. The Conference Committee Report to the 1986 Act indicates a Congressional intent that the same rules that will apply to the accrual of market discount on installment obligations will also apply to amortizing bond premium under Code section 171 on installment obligations such as the Regular Certificates, although it is unclear whether the alternatives to the constant interest method described above under “— Market Discount” are available.

Amortizable bond premium will be treated as an offset to interest income on a Regular Certificate rather than as a separate deduction item. See “— Election to Treat All Interest under the Constant Yield Method” below regarding an alternative manner in which the Code section 171 election may be deemed to be made.

Non-Pro Rata Certificates

A Regular Certificate may provide for certain amounts of principal to be distributed upon the request of a Certificate Owner or by random lot (a “non- pro rata certificate”). In the case of a non- pro rata certificate, it is anticipated that the trustee will determine the yield to maturity based upon the anticipated payment characteristics of the class as a whole under the prepayment assumption. In general, the OID accruing on each non- pro rata certificate in an accrual period would be its allocable share of the OID for the entire class, as determined in accordance with the discussion of OID above. However, in the case of a distribution in retirement of the entire unpaid principal balance of any non- pro rata certificate (or portion of the unpaid principal balance), (a) the remaining unaccrued OID allocable to the certificate (or to that portion) will accrue at the time of the distribution, and (b) the accrual of OID allocable to each remaining certificate of that class will be adjusted by reducing the present value of the remaining payments on that class and the adjusted issue price of that class to the extent attributable to the portion of the unpaid principal balance thereof that was distributed. The depositor believes that the foregoing treatment is consistent with the “pro rata prepayment” rules of the OID Regulations, but with the rate of accrual of OID determined based on the prepayment assumption for the class as a whole. Prospective investors are encouraged to consult their tax advisors as to this treatment.

Election to Treat All Interest under the Constant Yield Method

A holder of a debt instrument such as a Regular Certificate may elect to treat all interest that accrues on the instrument using the constant yield method as described above under “— Original Issue Discount,” with certain modifications. For purposes of applying the constant yield method to a debt instrument subject to such an election, (i) “interest” includes stated interest, OID, de minimis OID, market discount and de minimis market discount, as adjusted by any amortizable bond premium or acquisition premium, and (ii) the debt instrument is treated as if the instrument were issued on the holder’s acquisition date in the amount of the holder’s adjusted basis immediately after acquisition. A holder generally may make such an election on an instrument-by-instrument basis or for a class or group of debt instruments. However, if the holder makes such an election with respect to a debt instrument with either amortizable bond premium or market discount, the holder is deemed to have made an election to amortize bond premium or to report market discount income currently as it accrues under the constant yield method. Such an election will be effective for all premium bonds held or acquired and market discount bonds acquired by the holder on or after the first day of the taxable year of the election. The election is made on the holder’s federal income tax return for the year in which the debt instrument is acquired and is irrevocable except with the approval of the IRS. Investors should consult their own tax advisors regarding the advisability of making such an election.

Treatment of Losses

Subject to the discussion under “— General — Recently Enacted Federal Tax Legislation” above, holders of the Regular Certificates will be required to report income (including OID) with respect to the Regular Certificates on the accrual method of accounting, without giving effect to delays or reductions in distributions attributable to defaults or delinquencies on the mortgage loans, except to the extent it can be established that such losses are uncollectible. Accordingly, a Certificateholder may have income, or may incur a diminution in cash flow as a result of a default or delinquency, but may not be able to take a deduction (subject to the discussion below) for the corresponding loss until a subsequent taxable year. In this regard, investors are cautioned that while they generally may cease to accrue interest income if it reasonably appears that the interest will be uncollectible, the IRS may take the position that OID must continue to be accrued in spite of its uncollectibility until the debt instrument is disposed of in a taxable transaction or becomes worthless in accordance with the rules of Code section 166. Under Code section 166, except as provided below, it appears that the holders of Regular Certificates that are corporations or that otherwise hold the Regular Certificates in connection with a trade or business generally should be allowed to deduct as an ordinary loss any such loss sustained (and not previously deducted) during the taxable year on account of a Regular Certificate becoming wholly or partially worthless, and that, in general, the holders of Regular Certificates that are not corporations and do not hold their Regular Certificates in connection with a trade or business will be allowed to deduct as a short-term capital loss any loss with respect to principal sustained during the taxable year on account of their Regular Certificates becoming wholly worthless. Although the matter is not free from doubt, non-corporate holders of Regular Certificates may be allowed a bad debt deduction at such time as the principal balance of their Regular Certificates is reduced to reflect losses on the mortgage loans below that holder’s basis in the Regular Certificates. The IRS, however, could take the position that such non-corporate holders will be allowed a bad debt deduction to reflect such losses only after the Regular Certificates have been otherwise retired. The IRS could also assert that losses on a Regular Certificate are deductible based on some other method that may defer such deductions for all holders, such as reducing future cash flow for purposes of computing OID. This may have the effect of creating “negative” OID that, with the possible exception of the method discussed in the following sentence, would be deductible only against future positive OID or otherwise upon termination of the applicable class of Regular Certificate. Although not free from doubt, a Certificateholder with negative OID may be entitled to deduct a loss to the extent that its remaining basis would exceed the maximum amount of future payments to which such holder was entitled, assuming no further prepayments. Special loss rules are applicable to banks and thrift institutions, including rules regarding reserves for bad debts. Prospective investors are advised to consult their tax advisors regarding the treatment of losses on the Regular Certificates.

Sale or Other Disposition

If a holder sells or exchanges a Regular Certificate, such holder will recognize gain or loss equal to the difference, if any, between the amount allocable to the Regular Certificate and its adjusted basis in the Regular Certificate. The adjusted basis of a Regular Certificate generally will equal the cost of the Regular Certificate to the seller, increased by any OID or market discount previously included in the seller’s gross income with respect to the Regular Certificate and reduced by amounts included in the stated redemption price at maturity of the Regular Certificate that were previously received by the seller, by any amortized premium, and by any deductible losses on the Regular Certificate.

In addition to the recognition of gain or loss on actual sales, Code section 1259 requires the recognition of gain, but not loss, upon the constructive sale of an appreciated financial position. A constructive sale of an appreciated financial position occurs if a taxpayer enters into a transaction or series of transactions that have the effect of substantially eliminating the taxpayer’s risk of loss and opportunity for gain with respect to the financial instrument. Debt instruments that entitle the holder to a specified principal amount, pay interest at a fixed or variable rate, and are not convertible into the stock of the issuer or a related party cannot be the subject of a constructive sale for this purpose. Code section 1259 should not apply to the Regular Certificates.

Except as described above with respect to market discount or as provided in this paragraph, any gain or loss on the sale or exchange of a Regular Certificate realized by an investor that holds the Regular Certificate as a capital asset will be capital gain or loss and will be long-term or short-term depending on whether the Regular Certificate has been held for the long-term capital gain holding period (more than one year). Such gain will be treated as ordinary income: (i) if the Regular Certificate is held as part of a “conversion transaction” as defined in Code section 1258(c), up to the amount of interest that would have accrued on the Holder’s net investment in the conversion transaction at 120% of the appropriate applicable Federal rate under Code section 1274(d) in effect at the time the taxpayer entered into the transaction minus any amount previously treated as ordinary income with respect to any prior disposition of property that was held as part of such transaction, (ii) in the case of a non-corporate taxpayer, to the extent such taxpayer has made an election under Code section 163(d)(4) to have net capital gains taxed as investment income at ordinary income rates, or (iii) to the extent that such gain does not exceed the excess, if any, of (A) the amount that would have been includible in the gross income of the holder if his yield on such Regular Certificate were 110% of the applicable Federal rate as of the date of purchase, over (B) the amount of income actually includible in the gross income of such holder with respect to the Regular Certificate. In addition, gain or loss recognized from the sale of a Regular Certificate by certain banks or thrift institutions will be treated as ordinary income or loss pursuant to Code section 582(c). Long-term capital gains of certain non-corporate taxpayers generally are subject to a lower maximum tax rate than ordinary income of such taxpayers for property held for more than one year; however, the ability to offset capital losses against ordinary income is limited. The maximum tax rate for corporations is the same with respect to both ordinary income and capital gains.

Foreign Persons

Interest, including OID, distributable to the Regular Certificate holders that are non-resident aliens, foreign corporations or other Foreign Persons will be considered portfolio interest, and therefore, generally will not be subject to a 30% United States withholding tax, provided that such Foreign Person (i) is not a 10-percent shareholder within the meaning of Code section 871(h)(3)(B) or a controlled foreign corporation described in Code section 881(c)(3)(C) with respect to a Trust REMIC and (ii) provides the trustee, or the person that would otherwise be required to withhold tax from such distributions under Code section 1441 or 1442, with an appropriate statement, signed under penalties of perjury, identifying the beneficial owner and stating, among other things, that the beneficial owner of the Regular Certificate is a Foreign Person. The appropriate documentation includes IRS Form W-8BEN or W-8BEN-E, if the Foreign Person is a corporation or individual eligible for the benefits of the portfolio interest exemption or an exemption based on a treaty; IRS Form W-8ECI if the Foreign Person is eligible for an exemption on the basis of its income from the Regular Certificate being effectively connected to a United States trade or business; IRS Form W-8BEN, W-8BEN-E or W-8IMY if the Foreign Person is a trust, depending on whether such trust is classified as the beneficial owner of the Regular Certificate; and IRS Form W-8IMY, with supporting documentation as specified in the Treasury regulations, required to substantiate exemptions from withholding on behalf of its partners, if the Foreign Person is a partnership. IRS Forms W-8BEN, W-8BEN-E and W-8ECI, each expires after three full calendar years or as otherwise provided by applicable law. An intermediary (other than a partnership) must provide IRS Form W-8IMY, revealing all required information, including its name, address, taxpayer identification number, the country under the laws of which it is created, and certification that it is not acting for its own account. A “qualified intermediary” must certify that it has provided, or will provide, a withholding statement as required under Treasury regulations section 1.1441-1(e)(5)(v), but need not disclose the identity of its account holders on its IRS Form W-8IMY, and may certify its account holders’ statuses without including each beneficial owner’s certification. A “non-qualified intermediary” must additionally certify that it has provided, or will provide, a withholding statement that is associated with the appropriate IRS Forms W-8 and W-9 required to substantiate exemptions from withholding on behalf of its beneficial owners. The term “intermediary” means a person acting as a custodian, a broker, nominee or otherwise as an agent for the beneficial owner of a Regular Certificate. A “qualified intermediary” is generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS.

If such statement, or any other required statement, is not provided, 30% withholding will apply unless reduced or eliminated pursuant to an applicable tax treaty or unless the interest on the Regular Certificate is effectively connected with the conduct of a trade or business within the United States by such Foreign Person. In the latter case, such Foreign Person will be subject to United States federal income tax at regular rates. Investors that are Foreign Persons should consult their own tax advisors regarding the specific tax consequences to them of owning a Regular Certificate.

Information Reporting

Payments of interest (including OID, if any) on a Regular Certificate held by a U.S. Person other than a corporation or other exempt holder are required to be reported to the IRS. Moreover, the trust is required to make available to Certificateholders in Regular Certificates information concerning the amount of OID and qualified stated interest accrued for each accrual period for which the Regular Certificates are outstanding, the adjusted issue price of the Regular Certificates as of the end of each accrual period, and information to enable a Certificateholder to compute accruals of market discount or bond premium using the pro rata method described under “—  Market Discount ” above.

Payments of interest (including OID, if any) on a Regular Certificate held by a Foreign Person are required to be reported annually on IRS Form 1042-S, which the withholding agent must file with the IRS and furnish to the recipient of the income.

[REMIC Residual Certificates

If you are a Residual Owner, you will be required to report the daily portion of the taxable income or, subject to the limitation described under “— Basis Rules and Distributions” below, the net loss of the Trust REMIC for each day during a calendar quarter that you are a Residual Owner. The requirement that Residual Owners report their pro rata share of taxable income or net loss of the Trust REMIC will continue until there are no securities of any class outstanding. For this purpose, the daily portion will be determined by allocating to each day in the calendar quarter a ratable portion of the taxable income or net loss of the Trust REMIC for the quarter. The daily portions then will be allocated among the Residual Owners in accordance with their percentage of ownership on each day. Any amount included in the gross income of, or allowed as a loss to, any Residual Owner will be treated as ordinary income or loss. Income derived from a REMIC residual certificate will be “portfolio income” for purposes of Section 469 of the Code governing passive loss limitations.

Taxable Income or Net Loss of the REMIC

Generally, a REMIC determines its taxable income or net loss for a given calendar quarter in the same manner as an individual having the calendar year as his taxable year and using the accrual method of accounting. There are, however, certain modifications. First, a deduction is allowed for accruals of interest and OID on the REMIC regular securities issued by the REMIC. Second, market discount will be included in income as it accrues, based on a constant yield to maturity method. Third, no item of income, gain, loss or deduction allocable to a prohibited transaction is taken into account. Fourth, the REMIC generally may deduct only items that would be allowed in calculating the taxable income of a partnership under Section 703(a) of the Code. Fifth, the limitation on miscellaneous itemized deductions imposed on individuals by Section 67 of the Code does not apply at the REMIC level to investment expenses such as trustee fees or servicing fees. See, however, “— Pass Through of Certain Expenses” below. If the deductions allowed to the REMIC exceed its gross income for a calendar quarter, such excess will be the net loss for the REMIC for that calendar quarter. For purposes of determining the income or loss of a REMIC, the regulations applicable to REMICs provide that a REMIC has a tax basis in its assets equal to the total of the issue prices of all regular and residual interests in the REMIC.

Pass Through of Certain Expenses

The TCJA generally denies a deduction for an individual, trust or estate that holds a REMIC residual certificate of its allocable share of the REMIC’s fees or expenses under Section 212 of the Code for any taxable year before January 1, 2026. Prospective investors in REMIC Residual Certificates are urged to consult with their own tax advisors regarding the potential applicability of this legislation to their particular situations.

Excess Inclusions

Excess inclusions with respect to a REMIC Residual Certificate are subject to special tax rules. For any Residual Owner, the excess inclusion for any calendar quarter will generally equal the excess of the sum of the daily portions of the Trust REMIC’s taxable income allocated to the Residual Owner over the amount of income that the Residual Owner would have accrued if the REMIC Residual Certificate were a debt instrument having a yield to maturity equal to 120 percent of the long-term AFR in effect at the time of issuance of the REMIC Residual Certificate. If the issue price of a REMIC Residual Certificate is zero, which would be the case if the REMIC Residual Certificate had no economic value at issuance, then all of the daily portions of income allocated to the Residual Owner will be excess inclusions. The issue price of a REMIC Residual Certificate issued for cash generally will equal the price paid by the first buyer, and if the REMIC Residual Certificate is issued for property, the issue price will be its fair market value at issuance.

For Residual Owners, an excess inclusion may not be offset by deductions, losses or loss carryovers. Thus, a Residual Owner that has losses in excess of income for a taxable year would, nevertheless, be required to pay tax on excess inclusions. For Residual Owners that are subject to tax on unrelated business taxable income (as defined in Section 511 of the Code), an excess inclusion is treated as unrelated business taxable income. For Residual Owners that are nonresident alien individuals or foreign corporations generally subject to United States withholding tax, even if interest paid to such Residual Owners is generally eligible for exemptions from such tax, an excess inclusion will be subject to such tax and no tax treaty rate reduction or exemption may be claimed with respect thereto. The TCJA repeals the corporate alternative minimum tax. Prospective investors in REMIC Residual Certificates who are individuals, estates or trusts are advised to consult their tax advisors regarding the potential applicability of the alternative minimum tax to their particular situations.

Subject to changes made by the TCJA concerning exemption amounts, alternative minimum taxable income for a Residual Owner is determined without regard to the special rule that taxable income may not be less than the sum of the Residual Owner’s excess inclusions for the year. Alternative minimum taxable income cannot, however, be less than the sum of a Residual Owner’s excess inclusions for the year. Also, the amount of any alternative minimum tax net operating loss deduction must be computed without regard to any excess inclusions.

Finally, if a REIT or a regulated investment company owns a REMIC Residual Certificate, a portion (allocated under Treasury regulations yet to be issued) of dividends paid by the REIT or regulated investment company could not be offset by net operating losses of its shareholders, would constitute unrelated business taxable income for tax-exempt shareholders, and would be ineligible for reduction of withholding to certain persons who are not U.S. Persons.

Taxable Income May Exceed Distributions

In light of the tax consequences to a Residual Owner, the taxable income from a REMIC Residual Certificate may exceed cash distributions with respect thereto in any taxable year. The taxable income recognized by a Residual Owner in any taxable year will be affected by, among other factors, the relationship between the timing of recognition of interest, OID or market discount income or amortization of premium for the mortgage loans, on the one hand, and the timing of deductions for interest (including OID) or income from amortization of issue premium on the regular interests, on the other hand. If an interest in the mortgage loans is acquired by the Trust REMIC at a discount, and one or more of these mortgage loans is prepaid, (1) the proceeds of the prepayment may be used in whole or in part to make distributions in reduction of principal on the regular interests, and (2) the discount on the mortgage loans that is includible in income may exceed the deduction allowed upon those distributions on those regular interests on account of any unaccrued OID relating to those regular interests. When there is more than one class of regular interests that distribute principal sequentially, this mismatching of income and deductions is particularly likely to occur in the early years following issuance of the regular interests when distributions in reduction of principal are being made in respect of earlier classes of regular interests to the extent that those classes are not issued with substantial discount or are issued at a premium. If taxable income attributable to that mismatching is realized, in general, losses would be allowed in later years as distributions on the later maturing classes of regular interests are made.

Taxable income also may be greater in earlier years that in later years as a result of the fact that interest expense deductions, expressed as a percentage of the outstanding principal balance of the securities of regular interests, may increase over time as distributions in reduction of principal are made on the lower yielding classes of regular interests, whereas, to the extent the REMIC consists of fixed rate mortgage loans, interest income for any particular mortgage loan will remain constant over time as a percentage of the outstanding principal balance of that loan. Consequently, Residual Owners must have sufficient other sources of cash to pay any federal, state, or local income taxes due as a result of that mismatching or unrelated deductions against which to offset that income, subject to the discussion of excess inclusions under “— Excess Inclusions” above. The timing of mismatching of income and deductions described in this paragraph, if present for an offering of REMIC certificates, may have a significant adverse effect upon a Residual Owner’s after-tax rate of return.

Basis Rules and Distributions

A Residual Owner’s adjusted basis in a REMIC Residual Certificate will equal the amount paid for the REMIC Residual Certificate, increased by the sum of the daily portions of REMIC income taken into account by the Residual Owner, and decreased by the sum of (1) the daily portions of Trust REMIC net loss taken into account by the Residual Owner and (2) distributions made by the Trust REMIC to the Residual Owner.

A distribution by a Trust REMIC to a Residual Owner will not be includible in gross income by the Residual Owner if the distribution does not exceed the Residual Owner’s adjusted basis in the REMIC Residual Certificate immediately before the distribution. The distribution will reduce the Residual Owner’s adjusted basis of such interest, but not below zero. To the extent a distribution exceeds the Residual Owner’s adjusted basis in the REMIC Residual Certificate, the excess will be treated as gain from the sale of the REMIC Residual Certificate. See “— Sales of REMIC Residual Certificates” below.

A Residual Owner is not allowed to take into account any net loss for any calendar quarter to the extent such net loss exceeds such Residual Owner’s adjusted basis in its REMIC Residual Certificate as of the close of such calendar quarter, determined without regard to such net loss. Any loss disallowed by reason of this limitation may be carried forward indefinitely to future calendar quarters and, subject to the same limitation, may be used by that Residual Owner to offset income from the REMIC Residual Certificate.

The effect of these basis and distribution rules is that a Residual Owner may not amortize its basis in a REMIC Residual Certificate but may only recover its basis through distributions, through the deduction of any net losses of the Trust REMIC, or upon the sale of its REMIC Residual Certificate. See “— Sales of REMIC Residual Certificates” below.

Sales of REMIC Residual Certificates

If a Residual Owner sells a REMIC Residual Certificate, the Residual Owner will recognize gain or loss equal to the difference between the amount realized on the sale and its adjusted basis in the REMIC Residual Certificate. If a Residual Owner sells a REMIC Residual Certificate at a loss, the loss will not be recognized if, within six months before or after the sale of the REMIC Residual Certificate, the Residual Owner purchases another residual interest in any REMIC or any interest in a taxable mortgage pool (as defined in Section 7701(i) of the Code) comparable to a residual interest in a REMIC. Such disallowed loss will be allowed upon the sale of the other residual interest (or comparable interest) if the rule referred to in the preceding sentence does not apply to that sale.

Inducement Payments

Payments made by a transferor of a non-economic REMIC residual interest to induce the transferee to acquire that residual interest (“inducement fees”) are recognized as income over the expected remaining life of the REMIC in a manner that reasonably reflects the after-tax costs and benefits of holding that residual interest. Inducement fees constitute income from sources within the United States.

Disqualified Organizations

If a Residual Owner transfers a REMIC Residual Certificate to a disqualified organization, the Residual Owner will be subject to a tax in an amount equal to the maximum corporate tax rate applied to the present value (using a discount rate equal to the applicable AFR) of the total anticipated excess inclusions with respect to such residual interest for the periods after the transfer. For this purpose, disqualified organizations include the United States, any state or political subdivision of a state, any foreign government or international organization or any agency or instrumentality of any of the foregoing; any tax-exempt entity (other than a Section 521 cooperative) which is not subject to the tax on unrelated business income; and any rural electrical or telephone cooperative. However, a transferor of a REMIC Residual Certificate would in no event be liable for the tax for a transfer if the transferee furnished to the transferor an affidavit stating that the transferee is not a disqualified organization and, as of the time of the transfer, the transferor does not have actual knowledge that the affidavit is false.

The anticipated excess inclusions must be determined as of the date that the REMIC Residual Certificate is transferred and must be based on events that have occurred up to the time of such transfer, the prepayment assumption (see “— Taxation of Regular Certificates — Original Issue Discount” above for a discussion of the prepayment assumption), and any required or permitted clean up calls or required liquidation provided for in the trust agreement. The tax generally is imposed on the transferor of the REMIC Residual Certificate, except that it is imposed on an agent for a disqualified organization if the transfer occurs through such agent. The trust agreement for the REMIC certificates will require, as a prerequisite to any transfer of a REMIC Residual Certificate, the delivery to the trustee of an affidavit of the transferee to the effect that it is not a disqualified organization and will contain other provisions designed to render any attempted transfer of a REMIC Residual Certificate to a disqualified organization void.

In addition, if a pass through entity includes in income excess inclusions with respect to a REMIC Residual Certificate, and a disqualified organization is the record holder of an interest in such entity at any time during any taxable year of such entity, then a tax will be imposed on the entity equal to the product of (1) the amount of excess inclusions on the REMIC residual certificate for such taxable year that are allocable to the interest in the pass through entity held by such disqualified organization and (2) the federal income tax rate imposed on corporations. A pass through entity will not be subject to this tax for any period with respect to an interest in such entity, however, if the record holder of such interest furnishes to such entity (1) such holder’s social security number and a statement under penalties of perjury that such social security number is that of the record holder or (2) a statement under penalties of perjury that such record holder is not a disqualified organization. For these purposes, a “pass through entity” means any regulated investment company, REIT, trust, partnership or certain other entities described in Section 860E(e)(6) of the Code. In addition, a person holding an interest in a pass-through entity as a nominee for another person shall, with respect to such interest, be treated as a pass-through entity.

Noneconomic REMIC Residual Certificates

A transfer of a “noneconomic” REMIC Residual Certificate will be disregarded for all federal income tax purposes if a significant purpose of the transfer was to enable the transferor to impede the assessment or collection of tax. If such transfer is disregarded, the purported transferor will continue to be treated as the Residual Owner and will, therefore, be liable for any taxes due with respect to the daily portions of income allocable to such noneconomic REMIC Residual Certificate.

A REMIC Residual Certificate is noneconomic for this purpose unless, at the time of its transfer, (1) the present value of the expected future distributions on the REMIC Residual Certificate at least equals the product of the present value of the anticipated excess inclusions and the highest tax rate applicable to corporations for the year of the transfer and (2) the transferor reasonably expects that the transferee will receive distributions with respect to the REMIC Residual Certificate at or after the time the taxes accrue on the anticipated excess inclusions in an amount sufficient to satisfy the accrued taxes. The present value computations are based on a discount rate equal to the applicable AFR and a prepayment assumption used in computing income on the mortgage loans held by the REMIC. See “— Taxation of Regular Certificates — Original Issue Discount” above for a discussion concerning prepayment assumptions.

All transfers of REMIC Residual Certificates will be subject to certain restrictions under the terms of the trust agreement that are intended to reduce the possibility of any such transfer being disregarded. Such restrictions will require each party to a transfer to provide an affidavit that no purpose of such transfer is to impede the assessment or collection of tax, including certain representations as to the financial condition of the prospective transferee.

Prior to purchasing a REMIC Residual Certificate, prospective purchasers should consider the possibility that a purported transfer of such REMIC Residual Certificate by such a purchaser to another purchaser at some future date may be disregarded in accordance with the above-described rules, which would result in the retention of tax liability by such purchaser. This prospectus will disclose whether offered REMIC Residual Certificates may be considered noneconomic residual interests; provided, however, that any disclosure that a REMIC Residual Certificate will or will not be considered noneconomic will be based upon certain assumptions, and the depositor will make no representation that a REMIC Residual Certificate will not be considered noneconomic for purposes of the above-described rules or that a Residual Owner will receive distributions calculated pursuant to such assumptions.

Treasury regulations provide a safe harbor for transfers of REMIC residual securities and if the safe harbor is satisfied, the transfer is presumed to be a valid transfer that will be respected for federal income tax purposes. To qualify under the safe harbor set out in the regulations, (1) the transferor must perform a reasonable investigation of the financial status of the transferee and determine that the transferee has historically paid its debts as they come due and find no evidence to indicate that the transferee will not continue to pay its debts as they come due, (2) the transferor must obtain a representation from the transferee to the effect that the transferee understands that as the holder of the REMIC Residual Certificate the transferee will recognize taxable income in excess of cash flow and that the transferee intends to pay taxes on the income as those taxes become due, (3) the transferee must represent that it will not cause income from the REMIC Residual Certificate to be attributable to a foreign permanent establishment or fixed base (within the meaning of an applicable income tax treaty) of the transferee or another U.S. taxpayer and (4) either (i) the amount received by the transferee must be no less on a present value basis than the present value of the net tax detriment attributable to holding the REMIC Residual Certificate reduced by the present value of the projected payments to be received on the REMIC Residual Certificate or (ii) the transfer must be to a domestic taxable corporation with specified large amounts of gross and net assets and that meets certain other requirements where agreement is made that all future transfers will be to taxable domestic corporations in transactions that qualify for the same “safe harbor” provision. Eligibility for the safe harbor requires, among other things, that the facts and circumstances known to the transferor at the time of transfer not indicate to a reasonable person that the taxes with respect to the REMIC Residual Certificate will not be paid, with an unreasonably low cost for the transfer specifically mentioned as negating eligibility. The safe harbor rules contain additional detail regarding their application. If you are a Residual Owner, we encourage you to consult your tax advisor concerning the safe harbor rules before undertaking a transfer of a REMIC Residual Certificate.

Restrictions on Transfers of Residual Certificates to Foreign Persons

Transfers to a Foreign Person of REMIC Residual Certificates that have tax avoidance potential are disregarded for all federal income tax purposes. If such a transfer is disregarded, the purported transferor of the REMIC Residual Certificate to the Foreign Person continues to remain liable for any taxes due with respect to the income on such REMIC Residual Certificate. A transfer of a REMIC Residual Certificate has tax avoidance potential unless, at the time of the transfer, the transferor reasonably expects (1) that the REMIC will distribute to the transferee of the REMIC Residual Certificate amounts that will equal at least 30 percent of each excess inclusion and (2) that such amounts will be distributed at or after the time at which the excess inclusion accrues and not later than the close of the calendar year following the calendar year of accrual. This rule does not apply to transfers if the income from the REMIC Residual Certificate is taxed in the hands of the transferee as income effectively connected with the conduct of a U.S. trade or business. Moreover, if a Foreign Person transfers a REMIC Residual Certificate to a U.S. Person (or to a Foreign Person in whose hands income from the REMIC Residual Certificate would be effectively connected income) and the transfer has the effect of allowing the transferor to avoid tax on accrued excess inclusions, that transfer is disregarded for all federal income tax purposes and the purported Foreign Person transferor continues to be treated as the owner of the REMIC Residual Certificate. The trust agreement will preclude the transfer of a REMIC Residual Certificate to a Foreign Person, other than a Foreign Person in whose hands the income from the REMIC Residual Certificate would be effectively connected with a U.S. trade or business.

Foreign Persons

The Conference Committee Report to the 1986 Act indicates that amounts paid to Residual Owners who are Foreign Persons generally should be treated as interest for purposes of the 30 percent (or lower treaty rate) United States withholding tax. Treasury regulations provide that amounts distributed to Residual Owners may qualify as “portfolio interest,” subject to the conditions described in “— Taxation of Regular Certificates — Foreign Persons” above, but only to the extent that (1) the mortgage loans were issued after July 18, 1984, and (2) the trust to which the REMIC Residual Certificate relates consists of obligations issued in “registered form” within the meaning of Section 163 (f)(1) of the Code. Generally, mortgage loans will not be, but regular interests in another REMIC will be, considered obligations issued in registered form. Furthermore, Residual Owners will not be entitled to any exemption from the 30 percent withholding tax (or lower treaty rate) to the extent of that portion of REMIC taxable income that constitutes an “excess inclusion.” See “— Excess Inclusions” above. If the amounts paid to Residual Owners who are Foreign Persons are effectively connected with the conduct of a trade or business within the United States by those Foreign Persons, the 30 percent (or lower treaty rate) withholding will not apply. Instead, the amounts paid to those Foreign Persons will be subject to United States federal income tax at regular rates. If the 30 percent (or lower treaty rate) withholding is applicable, those amounts generally will be taken into account for purposes of withholding only when paid or otherwise distributed (or when the REMIC Residual Certificate is disposed of) under rules similar to withholding upon disposition of Regular Certificates that have OID. See “— Restrictions on Transfers of Residual Certificates to Foreign Investors” above concerning the disregard of certain transfers having “tax avoidance potential.” Potential investors who are Foreign Persons are encouraged to consult their own tax advisors regarding the specific tax consequences to them of owning REMIC Residual Certificates.

Administrative Provisions

The Trust REMIC will be required to maintain its books on a calendar year basis and to file federal income tax returns for federal income tax purposes in a manner similar to a partnership. The form for the income tax return is Form 1066, U.S. Real Estate Mortgage Investment Conduit Income Tax Return. The trustee will be required to sign the Trust REMIC’s returns. Treasury regulations provide that, except where there is a single Residual Owner for an entire taxable year, the Trust REMIC will be subject to the procedural and administrative rules of the Code applicable to partnerships, including the determination by the IRS of any adjustments to, among other things, items of REMIC income, gain, loss deduction, or credit in a unified administrative proceeding. See the discussion below under “— Bipartisan Budget Act of 2015,” below.

Treasury regulations provide that a Residual Owner is not required to treat items on its return consistently with their treatment on the Trust REMIC’s return if the holder owns 100 percent of the REMIC Residual Certificates for the entire calendar year. Otherwise, each Residual Owner is required to treat items on its returns consistently with their treatment on the Trust REMIC’s return, unless the holder either files a statement identifying the inconsistency or establishes that the inconsistency resulted from incorrect information received from the Trust REMIC. The IRS may assess a deficiency resulting from a failure to comply with the consistency requirement without instituting an administrative proceeding at the Trust REMIC level. A Trust REMIC typically will not register as a tax shelter pursuant to Code section 6111 because it generally will not have a net loss for any of the first five taxable years of its existence. Any person that holds a REMIC Residual Certificate as a nominee for another person may be required to furnish the related Trust REMIC, in a manner to be provided in Treasury regulations, with the name and address of that person and other specified information.

The IRS Form 1066 has an accompanying Schedule Q, Quarterly Notice to Residual Interest Holders of REMIC Taxable Income or Net Loss Allocation. Treasury regulations require that a Schedule Q be furnished by the Trust REMIC to each Residual Owner by the end of the month following the close of each calendar quarter (41 days after the end of a quarter under proposed Treasury regulations) in which the Trust REMIC is in existence. Treasury regulations require that, in addition to the foregoing requirements, information must be furnished quarterly to Residual Owners and filed annually with the IRS concerning Section 67 of the Code expenses (see “— Pass Through of Certain Expenses” above) allocable to those holders. Furthermore, under those regulations, information must be furnished quarterly to Residual Owners and filed annually with the IRS concerning the percentage of the Trust REMIC’s assets meeting the qualified asset tests described under “— Qualification as a REMIC” above.

Mark-to-Market Rule

Section 475 of the Code generally requires that securities dealers include securities in inventory at their fair market value, recognizing gain or loss as if the securities were sold at the end of each tax year. The Treasury regulations provide that a REMIC residual certificate is not treated as a security for purposes of the mark-to-market rules and thus may not be marked to market.]

Taxes That May Be Imposed on a REMIC

Prohibited Transactions

Income from certain transactions by a Trust REMIC, called prohibited transactions, will not be part of the calculation of income or loss includible in the federal income tax returns of holders of the related REMIC Residual Certificates, but rather will be taxed directly to the related Trust REMIC at a 100% rate. Prohibited transactions generally include (i) the disposition of a qualified mortgage other than in connection with (a) substitution within two years of the Startup Day for a defective (including a defaulted) obligation (or repurchase in lieu of substitution of a defective(including a defaulted) obligation at any time) or for any qualified mortgage within three months of the Startup Day, (b) foreclosure, default or imminent default of a qualified mortgage, (c) bankruptcy or insolvency of the REMIC, or (d) a qualified (complete) liquidation, (ii) the receipt of income from assets that are not the type of mortgages or investments that the REMIC is permitted to hold, (iii) the receipt of compensation for services or (iv) the receipt of gain from disposition of cash flow investments other than pursuant to a qualified liquidation. Notwithstanding (i) and (iv), it is not a prohibited transaction to sell REMIC property to prevent a default on regular interests as a result of a default on qualified mortgages or to facilitate a qualified liquidation or a clean-up call. The REMIC Regulations indicate that the modification of a mortgage loan generally will not be treated as a disposition if it is occasioned by a default or reasonably foreseeable default, an assumption of a mortgage loan or the waiver of a “due-on-sale” or “due-on-encumbrance” clause. It is not anticipated that any Trust REMIC will engage in any prohibited transactions.

Contributions to a REMIC After the Startup Day

In general, a REMIC will be subject to a tax at a 100% rate on the value of any property contributed to the REMIC after the Startup Day. Exceptions are provided for cash contributions to the REMIC (i) during the three months following the Startup Day, (ii) made to a qualified reserve fund by a Residual Certificateholder, (iii) in the nature of a guarantee, (iv) made to facilitate a qualified liquidation or clean-up call, and (v) as otherwise permitted in Treasury regulations yet to be issued. It is not anticipated that there will be any taxable contributions to any Trust REMIC.

Net Income from Foreclosure Property

A Trust REMIC will be subject to federal income tax at the highest corporate rate on “net income from foreclosure property,” determined by reference to the rules applicable to real estate investment trusts. Generally, property acquired by foreclosure or deed in lieu of foreclosure will be treated as “foreclosure property” until the close of the third calendar year beginning after the REMIC’s acquisition of a foreclosed property, with a possible three-year extension. Net income from foreclosure property generally means gain from the sale of a foreclosure property that is inventory property and gross income from foreclosure property other than qualifying rents and other qualifying income for a real estate investment trust.

In order for a foreclosed property to qualify as foreclosure property, any operation of the foreclosed property by the REMIC generally must be conducted through an independent contractor. Further, such operation, even if conducted through an independent contractor, may give rise to “net income from foreclosure property,” taxable at the highest corporate rate. Payment of such tax by the REMIC would reduce amounts available for distribution to Certificateholders.

Bipartisan Budget Act of 2015

The Bipartisan Budget Act of 2015, which was enacted on November 2, 2015, repeals and replaces the rules applicable to certain administrative and judicial proceedings regarding a partnership’s tax affairs, effective beginning with the 2018 taxable year. Under the new rules, a partnership, including for this purpose a REMIC for a taxable year in which it has multiple residual interest holders, appoints one person to act as its sole representative in connection with IRS audits and related procedures. The representative’s actions, including the representative’s agreeing to adjustments to taxable income, will bind partners or residual interest holders to a greater degree than would actions of the tax matters partner under the rules in effect prior to the 2018 taxable year. Under the new rules, a REMIC having multiple residual interest holders in a taxable year, unless such REMIC elects otherwise, will be required to pay taxes arising from IRS audit adjustments rather than its residual interest holders. It is anticipated that the Trust REMIC will seek to utilize any exceptions available under the new provisions (including changes) and regulations so that the residual interest holders, to the fullest extent possible, rather than the Trust REMIC itself, will be liable for any taxes arising from audit adjustments to the Trust REMIC’s taxable income. An adjustment to the Trust REMIC’s taxable income following an IRS audit may have to be taken into account by those residual interest holders in the taxable year in which the adjustment is made rather than in the taxable year to which the adjustment relates, and otherwise in different and potentially less advantageous ways than under the rules in effect prior to the 2018 taxable year. The new rules apply to existing and future REMICs having multiple residual interest holders in a taxable year. The new rules are complex and may be clarified and possibly revised. REMIC Residual Certificateholders should discuss with their own tax advisors the possible effect of these rules on them.

FATCA

Sections 1471 and 1472 of the Code (“FATCA”) generally impose a 30% withholding tax on certain payments made on obligations including (i) U.S.-source interest and (ii) gross proceeds from the sale or other disposition of debt obligations that give rise to U.S.-source interest paid to “foreign financial institutions” and certain other foreign financial entities if those foreign entities fail to comply with the requirements of FATCA. However, on December 13, 2018, the IRS released proposed Treasury Regulations which, when finalized, would eliminate FATCA withholding on gross proceeds from the sale or other disposition of such debt obligations. The IRS has provided that taxpayers may rely on the proposed Treasury Regulations until they are finalized. The trustee will be required to withhold amounts under FATCA on payments made to holders (including intermediaries) who fail to provide the trustee with evidence that they have complied with, or are not subject to, the requirements under FATCA. In general, such evidence will be provided by providing an IRS Form W-9 or W-8, as applicable.

Prospective investors should consult their tax advisors regarding the possible application of FATCA to their certificates.

Backup Withholding

Distributions made on the certificates, and proceeds from the sale of the certificates to or through certain brokers, may be subject to a “backup” withholding tax under Code section 3406 at the rate of 28% on “reportable payments” (including interest distributions, OID and, under certain circumstances, principal distributions) unless the Certificateholder (i) is a U.S. Person and provides IRS Form W-9 with the correct taxpayer identification number; (ii) in the case of the Regular Certificates, is a Foreign Person and provides IRS Form W-8BEN or W-8BEN-E identifying the Foreign Person and stating that the beneficial owner is not a U.S. Person; or (iii) can be treated as an exempt recipient within the meaning of Treasury regulations section 1.6049-4(c)(1)(ii). Any amounts withheld from distributions on the certificates would be refunded by the IRS or allowed as a credit against the Certificateholder’s federal income tax liability, provided the required information is furnished to the IRS. Information reporting requirements may also apply regardless of whether withholding is required. Prospective investors are urged to contact their own tax advisors regarding the application to them of backup withholding and information reporting.

3.8% Medicare Tax on “Net Investment Income”

Certain non-corporate U.S. Persons who hold certificates will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include interest, OID, market discount and any gain realized with respect to the certificates, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. Prospective investors should consult their tax advisors with respect to the application to them of the 3.8% Medicare tax.

Reporting Requirements

A Trust REMIC will be required to maintain its books on a calendar year basis and to file federal income tax returns in a manner similar to a partnership. The form for such returns is IRS Form 1066, U.S. Real Estate Mortgage Investment Conduit (REMIC) Income Tax Return. The trustee generally will be required to sign a Trust REMIC’s returns.

Reports of accrued interest, OID, if any, and information necessary to compute the accrual of any market discount on the Regular Certificates will be made annually to the IRS and to individuals, estates, non-exempt and non-charitable trusts, and partnerships that are either holders of Regular Certificates or beneficial owners that own Regular Certificates through a broker or middleman as nominee. All brokers, nominees and all other non-exempt Regular Certificate holders (including corporations, non-calendar year taxpayers, securities or commodities dealers, placement agents, real estate investment trusts, investment companies, common trusts, thrift institutions and charitable trusts) may request such information for any calendar quarter by telephone or in writing by contacting the person designated in IRS Publication 938 with respect to the REMIC. Persons holding certificates through nominees must request this information from the nominee.

IRS Form 1066 has an accompanying Schedule Q, “Quarterly Notice to Residual Interest Holders of REMIC Taxable Income or Net Loss Allocation.” Treasury regulations require that Schedule Q be furnished by each Trust REMIC to each Residual Certificate holder by the end of the month following the close of each calendar quarter (41 days after the end of a quarter under proposed Treasury regulations) in which that REMIC is in existence.

Treasury regulations require that, in addition to the foregoing requirements, information must be furnished quarterly to each Residual Certificate holder, furnished annually, if applicable, to holders of Regular Certificates, and filed annually with the IRS concerning Code section 67 expenses allocable to those Regular Certificate holders. Information must be furnished quarterly to each Residual Certificate holder and annually to the Regular Certificate holders and must be filed annually with the IRS concerning the percentage of each Trust REMIC’s assets meeting the qualified asset tests described under “— Qualification as a REMIC” above.

Tax Return Disclosure and Investor List Requirements

Treasury regulations directed at potentially abusive tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. The regulations require taxpayers to report certain disclosures on IRS Form 8886 if they participate in a “reportable transaction.” Organizers and sellers of the transaction are required to maintain records including investor lists containing identifying information and to furnish those records to the IRS upon demand. A transaction may be a “reportable transaction” based upon any of several indicia, one or more of which may be present with respect to an investment in the certificates. There are significant penalties for failure to comply with these disclosure requirements. Investors in certificates are encouraged to consult their own tax advisers concerning any possible disclosure obligation with respect to their investment, and should be aware that the depositor and other participants in the transaction intend to comply with such disclosure and investor list maintenance requirements as they determine apply to them with respect to the transaction.

DUE TO THE COMPLEXITY OF THESE RULES AND THE CURRENT UNCERTAINTY AS TO THE MANNER OF THEIR APPLICATION TO THE TRUST AND CERTIFICATEHOLDERS, IT IS PARTICULARLY IMPORTANT THAT POTENTIAL INVESTORS CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX TREATMENT OF THEIR ACQUISITION, OWNERSHIP AND DISPOSITION OF THE CERTIFICATES.

State and Local Tax Considerations

In addition to the federal income tax consequences described above, prospective investors should consider the state and local income tax consequences of the acquisition, ownership and disposition of securities. State and local income tax law may differ substantially from the corresponding federal law, and this discussion does not purport to describe any aspect of the income tax laws of any state or locality.

For example, a REMIC or non-REMIC trust may be characterized as a corporation, a partnership or some other entity for purposes of state income tax law. Such characterization could result in entity level income or franchise taxation of the trust. We encourage prospective investors to consult their own tax advisors with respect to the various state and local tax consequences of an investment in securities.

Certain ERISA and Related Considerations

ERISA imposes certain requirements on “employee benefit plans” (as defined in Section 3(3) of ERISA) which are subject to the fiduciary responsibility provisions of Title I of ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”) and on those Persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan. The prudence of a particular investment must be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan’s particular circumstances and all of the facts and circumstances of the investment including, but not limited to, the matters discussed under “Risk Factors” and the fact that in the future there may be no market in which such fiduciary will be able to sell or otherwise dispose of the securities.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, “Plans”)) and certain Persons (“parties in interest” as defined in Section 3(14) of ERISA (each, a “Party in Interest”) for purposes of ERISA or “disqualified person” as defined in Section 4975(e)(2) of the Code (each a “Disqualified Person”) for purposes of Section 4975 of the Code) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A Party in Interest or Disqualified Person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code.

U.S. Department of Labor regulation 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Asset Rule”) describes what constitutes the assets of a Plan with respect to the Plan’s investment in an entity for purposes of certain provisions of ERISA and Section 4975 of the Code, including the fiduciary responsibility provisions of Title I of ERISA and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code. Under the Plan Asset Regulation, if a Plan invests in an “equity interest” of an entity that is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act, the Plan’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that participation in the entity by Benefit Plan Investors constitutes less than 25% of the value of each class of equity in the entity, determined in accordance with the Plan Asset Rule. The Plan Asset Rule defines an “equity interest” as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and that has no substantial equity features. Generally, a profits interest in a partnership, an undivided ownership interest in property and a beneficial ownership interest in a trust are deemed to be “equity interests” under the Plan Asset Rule.

For purposes of the Plan Asset Rule, a “publicly offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c)(i) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12(b) or 12(g) of the Exchange Act. In order to be “widely held”, the class of securities must be held by 100 or more investors that are independent of the issuer and of one another. An “operating company” is defined as an entity that is primarily engaged, directly or through one or more majority owned subsidiaries, in the production or sale of a product or service other than the investment of capital.

It is not anticipated that (i) the securities will constitute “publicly offered securities” for purposes of the Plan Asset Rule, (ii) the Issuer will be an investment company registered under the Investment Company Act or (iii) the Issuer will qualify as an operating company within the meaning of the Plan Asset Rule. In addition, the issuer cannot predict in advance, nor can there be any continuing assurance, whether the exception for insignificant benefit plan investor participation might be applicable. This exception is tested immediately after each acquisition or disposition of a security, whether upon initial issuance or in the secondary market. Because there are no relevant restrictions on the acquisition or transfer of the securities by Plans, it cannot be assured that benefit plan investors will own less than 25% of the offered class of securities.

Therefore, a Plan that is a potential investor in the securities should assume for purposes of its analysis that the underlying assets of the issuing entity might be considered “plan assets” of investing Plans. Consequently, the fiduciary of any such Plan should make its own independent determination whether the Plan’s acquisition of securities would (i) be in accordance with the fiduciary’s duties and responsibilities under ERISA and also (ii) would constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code and, if so, whether there is an applicable exemption available on which it can rely, all of the conditions of which will be satisfied. In this regard, certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may be applicable, depending in part on the type of Plan fiduciary making the decision to acquire a security and the circumstances under which such decision is made. Included among these exemptions, as they may be amended from time to time, are Prohibited Transaction Class Exemption (“PTCE”) 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 95-60 (relating to investments by insurance company general accounts), PTCE 96-23 (relating to transactions effected by in-house asset managers), and Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, regarding certain transactions with non-fiduciary service providers for “adequate consideration.” Even if one or more exemptions is available, there can be no assurance that relief will be provided from all prohibited transactions that may result if any security or any interest therein is acquired or held by a Plan. In addition, whether or not the underlying assets of the issuing entity are deemed to include “plan assets,” prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if securities are acquired with the assets of a Plan with respect to which the depositor, the sponsor, the trustee, the issuing entity, the servicer or any of their respective affiliates (the “Transaction Parties”), is a Party in Interest or a Disqualified Person, and it is unlikely that any exemption (other than an individual exemption) would cover such a prohibited transaction.

Moreover, the issuing entity will acquire the Ginnie Mae certificates at its inception and the issuing entity will not purchase or trade any underlying assets thereafter. Thus, the Transaction Parties’ responsibilities will be limited to activities that in the ordinary course are not expected to involve the exercise of discretionary authority with respect to the investment or management of the assets of the issuing entity. In addition, paragraph (i) of the Plan Asset Rule provides that when a Plan acquires a “guaranteed governmental mortgage pool certificate” the Plan’s assets include the certificate but do not, solely by reason of the Plan’s holding of the certificate, include any of the mortgages underlying such certificate. A “guaranteed governmental mortgage pool certificate” is defined to include a certificate with respect to which interest and principal payments pursuant to the certificate are guaranteed by Ginnie Mae. These factors may limit somewhat the scope of possible prohibited transactions for Plans considering an investment in the securities.

Governmental plans as defined in Section 3(32) of ERISA, church plans as defined in Section 3(33) of ERISA with respect to which no election has been made under Section 410(d) of the Code, and non-U.S. plans as defined in Section 4(b)(4) of ERISA, while not subject to the prohibited transaction provisions of Section 406 of ERISA or Section 4975 of the Code, may nevertheless be subject to state, local, other federal or non-U.S. laws or regulations that are substantially similar to the prohibited transaction provisions of Section 406 of ERISA or Section 4975 of the Code (any such law or regulation, “Other Plan Law”). Fiduciaries of any such plans should consult with their counsel before acquiring any securities.

If you are a purchaser or transferee of any security or any interest therein that is a Benefit Plan Investor then, at any time when regulation 29 C.F.R. Section 2510.3-21, as modified April 8, 2016, is applicable, by your acceptance of such security or interest therein, you will be required or deemed to represent and warrant that the person making the decision to make such investment on your behalf is an Independent Fiduciary (as defined in (ii) below) and such Independent Fiduciary will be required or deemed to acknowledge and agree that (I) it has been informed that none of the Transaction Parties or financial intermediaries or other persons that provide marketing services, nor any of their affiliates has provided, and none of them will provide, any impartial advice, and they are not giving any advice in a fiduciary capacity, in connection with your acquisition of securities; and (II) it has received and understands the disclosure of the existence and nature of the Transaction Parties’ financial interests contained in this Registration Statement and any other materials presented to it. Further, the Independent Fiduciary represents and warrants (i) that it (a) is a bank as defined in Section 202 of the Investment Advisers Act or similar institution that is regulated and supervised and subject to periodic examination by a state or federal agency; (b) is an insurance carrier which is qualified under the laws of more than one state to perform the services of managing, acquiring or disposing of assets of a Benefit Plan Investor; (c) is an investment adviser registered under the Advisers Act, or, if not registered as an investment adviser under the Investment Advisers Act by reason of paragraph (1) of Section 203A of the Investment Advisers Act, is registered as an investment adviser under the laws of the state in which it maintains its principal office and place of business; (d) is a broker-dealer registered under the Exchange Act; or (e) has, and at all times that the Benefit Plan Investor is invested in the securities will have, total assets of at least U.S. $50,000,000 under its management or control (provided that this clause (e) shall not be satisfied if the Independent Fiduciary is either (i) the owner or a relative of the owner of an investing individual retirement account or (ii) a participant or beneficiary of the Benefit Plan Investor investing in the securities in such capacity), in each case as provided in 29 C.F.R. Section 2510.3-21(c)(1)(i); (ii) is a “fiduciary” as defined in Section 3(21) of ERISA or Section 4975 of the Code, or both, with respect to the Benefit Plan Investor that is a plan fiduciary that is independent within the meaning of 29 C.F.R. Section 2510.3-21(c) (“Independent Fiduciary”); (iii) is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies; (iv) is responsible for exercising independent judgment in evaluating the transaction; and (v) neither the Benefit Plan Investor nor the Independent Fiduciary is paying or has paid any fee or other compensation directly to any of the Transaction Parties for investment advice (as opposed to other services) in connection with its acquisition or holding of securities.

Each of the Transaction Parties hereby confirms that it has not provided, and will not provide, investment advice of any kind, impartial or otherwise and it is not giving any advice in a fiduciary capacity, in connection with your acquisition of securities.

Each purchaser or transferee of securities, or any interest therein, will be required or deemed to represent, warrant and agree that if it is, or is acting on behalf of, a Benefit Plan Investor, its acquisition, holding and disposition of such securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, and if it is a plan that is subject to Other Plan Law, (i) it is not subject to any federal, state, local, non-U.S. or other laws or regulations that could cause the underlying assets of the issuing entity to be treated as assets of the investor in any security by virtue of its interest therein and thereby subject any of the Transaction Parties to Other Plan Law (“Similar Law”) and (ii) its acquisition, holding and disposition of such securities will not constitute or result in a non-exempt violation of any Other Plan Law.

Further Considerations

Any Plan fiduciary or other Person who proposes to use assets of any Plan to acquire any securities should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such investment will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA.

The sale of any securities to a Plan, or to a Person using assets of any Plan to effect its acquisition of any securities, is in no respect a representation by any of the Transaction Parties that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

ANY POTENTIAL INVESTOR CONSIDERING AN INVESTMENT IN THE SECURITIES THAT IS, OR IS ACTING ON BEHALF OF, A PLAN IS STRONGLY URGED TO CONSULT ITS OWN LEGAL AND TAX ADVISORS REGARDING THE CONSEQUENCES OF SUCH AN INVESTMENT UNDER ERISA, THE CODE AND ANY SIMILAR LAW AND ITS ABILITY TO MAKE THE REPRESENTATIONS DESCRIBED ABOVE.

[If applicable, there will be included disclosures regarding any other exceptions or exemptions available to employee benefit plan purchasers in accordance with the terms of any particular offering.]

[Pool Factors

The “pool factor” for each certificate is a seven-digit decimal, which the servicer will compute prior to each distribution. The pool factor indicates the remaining outstanding principal amount of a class of certificates as of the applicable distribution date, as a fraction of the initial outstanding principal amount of the certificates. Each pool factor will be initially 1.0000000, and thereafter will decline to reflect reductions in the outstanding principal amount of the applicable certificate.

A certificateholder’s portion of the aggregate outstanding principal amount of the related certificate is the product of:

•        the original aggregate principal amount of the certificates purchased by that certificateholder; and

•        the applicable pool factor.

The certificateholders of record will receive reports on or about each distribution date concerning:

•        the payments received on the Ginnie Mae Certificates;

•        the pool balance;

•        each pool factor; and

•        other items of information.

In addition, certificateholders of record during any calendar year will be furnished information for tax reporting purposes not later than the latest date permitted by law.]

Legal Investment Considerations

The offered certificates will constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (“SMMEA”) so long as they are rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization and, as such, are legal investments for certain entities to the extent provided for in SMMEA, subject to state laws overriding SMMEA. The offered certificates constituting a “mortgage related security” will be a legal investment for persons, trusts, corporations, partnerships, associations, statutory trusts and business entities, including depository institutions, insurance companies, trustees and state government employee retirement systems, created pursuant to or existing under the laws of the United States or of any state, including the District of Columbia and Puerto Rico, whose authorized investments are subject to state regulation to the same extent that, under applicable law, obligations issued by or guaranteed as to principal and interest by the United States or any agency or instrumentality thereof constitute legal investments for those entities.

Pursuant to SMMEA, a number of states enacted legislation, on or prior to the October 3, 1991 cutoff for enactments, limiting to varying extents the ability of certain entities, in particular, insurance companies, to invest in “mortgage related securities,” in most cases by requiring the affected investors to rely solely upon existing state law, and not SMMEA. Accordingly, the investors affected by the legislation will be authorized to invest in securities qualifying as “mortgage related securities” only to the extent provided in that legislation.

SMMEA also amended the legal investment authority of federally-chartered depository institutions as follows: federal savings and loan associations and federal savings banks may invest in, sell or otherwise deal in mortgage related securities without limitation as to the percentage of their assets represented thereby, federal credit unions may invest in those securities, and national banks may purchase those securities for their own account without regard to the limitations generally applicable to investment securities set forth in 12 U.S.C. 24 (Seventh), subject in each case to any regulations as the applicable federal regulatory authority may prescribe. In this connection, federal credit unions should review NCUA Letter to Credit Unions No. 96, as modified by Letter to Credit Unions No. 108, which includes guidelines to assist federal credit unions in making investment decisions for mortgage related securities. The National Credit Union Association (“NCUA”) has adopted rules, codified as 12 C.F.R. Section 703.5(f)-(k), which prohibit federal credit unions from investing in certain mortgage related securities (including securities such as certain classes or subclasses of certificates), except under limited circumstances.

The Office of Thrift Supervision, or the “OTS,” has issued Thrift Bulletin 13a, entitled “Management of Pass-Through Rate Risk, Investment Certificates, and Derivatives Activities,” or “TB 13a,” which is effective as of December 1, 1998 and applies to thrift institutions regulated by the OTS. One of the primary purposes of TB 13a is to require thrift institutions, prior to taking any investment position, to:

•        conduct a pre-purchase portfolio sensitivity analysis for any “significant transaction” involving securities or financial derivatives; and

•        conduct a pre-purchase price sensitivity analysis of any “complex security” or financial derivative.

For the purposes of TB 13a, “complex security” includes among other things any collateralized mortgage obligation or REMIC certificate, other than any “plain vanilla” mortgage pass-through security, that is, securities that are part of a single class of certificates in the related pool that are non-callable and do not have any special features. One or more classes of the securities offered by this prospectus may be viewed as “complex securities.” The OTS recommends that while a thrift institution should conduct its own in-house pre-acquisition analysis, it may rely on an analysis conducted by an independent third-party as long as management understands the analysis and its key assumptions. Further, TB 13a recommends that the use of “complex securities with high price sensitivity” be limited to transactions and strategies that lower a thrift institution’s portfolio interest rate risk. TB 13a warns that investment in complex securities by thrift institutions that do not have adequate risk measurement, monitoring and control systems may be viewed by OTS examiners as an unsafe and unsound practice.

The predecessor to the OTS issued a bulletin entitled “Mortgage Derivative Products and Mortgage Swaps” applicable to thrift institutions regulated by the OTS. The bulletin established guidelines for the investment by savings institutions in certain “high-risk” mortgage derivative securities and limitations on the use of those securities by insolvent, undercapitalized or otherwise “troubled” institutions. Similar policy statements have been issued by regulators having jurisdiction over other types of depository institutions.

On April 23, 1998, the Federal Financial Institutions Examination Council issued its 1998 Policy Statement. The 1998 Policy Statement has been adopted by the Federal Reserve Board, the Office of the Comptroller of the Currency, the FDIC, the National Credit Union Administration, or the NCUA, and the OTS with an effective date of May 26, 1998. The 1998 Policy Statement rescinds a 1992 policy statement that had required, prior to purchase, a depository institution to determine whether a mortgage derivative product that it is considering acquiring is high-risk, and, if so, that the proposed acquisition would reduce the institution’s overall interest rate risk. The 1998 Policy Statement eliminates former constraints on investing in certain “high-risk” mortgage derivative products and substitutes broader guidelines for evaluating and monitoring investment risk.

Institutions whose investment activities are subject to regulation by federal or state authorities should review rules, policies and guidelines adopted from time to time by those authorities before purchasing any securities, as certain classes or subclasses may be deemed unsuitable investments, or may otherwise be restricted, under those rules, policies or guidelines, in certain instances irrespective of SMMEA.

The foregoing does not take into consideration the applicability of statutes, rules, regulations, orders, guidelines or agreements generally governing investments made by a particular investor, including, but not limited to, “prudent investor” provisions, percentage-of-assets limits, provisions which may restrict or prohibit investment in securities which are not “interest bearing” or “income paying,” and, with regard to any securities issued in book-entry form, provisions which may restrict or prohibit investments in securities which are issued in book-entry form.

Except as to the status of certain classes of certificates as “mortgage related securities,” no representation is made as to the proper characterization of the securities for legal investment purposes, financial institution regulatory purposes, or other purposes, or as to the ability of particular investors to purchase securities under applicable legal investment restrictions. The uncertainties described above, and any unfavorable future determinations concerning legal investment or financial institution regulatory characteristics of the securities, may adversely affect the liquidity of the securities.

Investors are encouraged to consult their own legal advisers in determining whether and to what extent securities offered by this prospectus constitute legal investments for them.

Investment Company Act Considerations

The issuing entity is not required to be registered as an “investment company” as defined by the Investment Company Act in reliance on the exclusion from the definition of “investment company” afforded by Section 3(c)(5)(C) of the Investment Company Act, although other exemptions or exclusions may be applicable. If the issuing entity was obligated to register as an investment company, it would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things: (i) limitations on capital structure, including the incurrence of indebtedness or the issuance of senior securities; (ii) restrictions on specified investments; (iii) prohibitions on transactions with affiliates; and (iv) compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change the issuing entity’s operations.

The issuing entity intends to rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion generally requires that at least 55% of the issuing entity’s portfolio must be comprised of qualifying real estate assets and at least 80% of the issuing entity’s portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets). For purposes of the exclusion provided by Section 3(c)(5)(C), the issuing entity will classify its investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on the issuing entity’s view of what constitutes a qualifying real estate asset and a real estate-related asset. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations the issuing entity may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the SEC will concur with the issuing entity’s classification of its assets. Future revisions to the Investment Company Act or further guidance from the SEC or its staff may cause the issuing entity to lose its exclusion from registration or force the issuing entity to re-evaluate its portfolio and its investment strategy. Such changes may prevent the issuing entity from operating its business successfully.

To maintain compliance with the Investment Company Act exclusion, the issuing entity may be unable to sell assets that it would otherwise want to sell and may need to sell assets it would otherwise wish to retain. In addition, the issuing entity may have to acquire additional income or loss generating assets that it might not otherwise have acquired or may have to forego opportunities to acquire interests in companies that it would otherwise want to acquire and would be important to its strategy.

If the issuing entity was required to register as an investment company but failed to do so, it would be prohibited from engaging in its business, and criminal and civil actions could be brought against it. In addition, the issuing entity’s contracts would be unenforceable unless a court was to require enforcement, and a court could appoint a receiver to take control of the issuing entity and liquidate its business.

Volcker Rule Considerations

The issuing entity will be relying on an exclusion or exemption under the Investment Company Act contained in Section 3(c)(5)(C) of the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Act (such statutory provision together with such implementing regulations, the “Volcker Rule”).

The Volcker Rule generally prohibits “banking entities” (which is broadly defined to include U.S. banks and bank holding companies and many non-U.S. banking entities, together with their respective subsidiaries and other affiliates) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring a “covered fund” and (iii) entering into certain relationships with such funds. Under the Volcker Rule, unless otherwise jointly determined by specified federal regulators, a “covered fund” does not include an issuer that may rely on an exclusion or exemption from the definition of “investment company” under the Investment Company Act other than the exclusions contained in Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. The general effects of the Volcker Rule remain uncertain. Any prospective investor in the certificates, including a U.S. or foreign bank or a subsidiary or other affiliate thereof, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule.

Credit Risk Retention

The issuing entity will be relying on an exclusion or exemption from the risk retention regulations in Regulation RR contained in 17 C.F.R. 246.19(c)(2).

Accounting Considerations

Various factors may influence the accounting treatment applicable to an investor’s acquisition and holding of the securities. Accounting standards, and the application and interpretation of such standards, are subject to change from time to time. Investors are encouraged to consult their own accountants for advice as to the appropriate accounting treatment for the securities.

Method of Distribution

The securities offered hereby may be sold directly by the depositor or may be offered through an underwriter or underwriting syndicates represented by one or more lead underwriters.

[The underwriters will be obligated to purchase all of the offered certificates described in this prospectus if any securities are purchased. The offered certificates may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.] [The underwriters will not be obligated to purchase all of the offered certificates described in this prospectus if any securities are purchased.]

[The depositor will authorize underwriters or other persons acting as the depositor’s agents to solicit offers by certain institutions to purchase the offered certificates from the depositor pursuant to contracts providing for payment and delivery on a future date. Institutions with which those contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases those institutions must be approved by the depositor. The obligation of any purchaser under any contract will be subject to the condition that the purchase of the offered certificates shall not at the time of delivery be prohibited under the laws of the jurisdiction to which that purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of those contracts.]

The depositor may also sell the securities offered by means of this prospectus from time to time in negotiated transactions or otherwise, at prices determined at the time of sale. The depositor may effect those transactions by selling securities to or through dealers, and those dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the depositor and any purchasers of securities for whom they may act as agents.

Subject to the terms and conditions set forth in the underwriting agreement between the depositor, [            ], [            ], and [            ], as underwriters, [which is an affiliate of the depositor,] [the depositor has agreed to sell to the underwriters, and the underwriters have agreed to purchase from the depositor, all of the offered certificates.] [the offered certificates are being offered and sold by the underwriters on a “best efforts” basis, which means that the underwriters are not required to sell any specific number or dollar amount of the offered certificates but will use their best efforts to sell the offered certificates. However, no offered certificates will be sold unless all of the offered certificates are sold by [date].]

[We will establish an escrow account with [name], [address] (the “Escrow Agent”), under an escrow agreement among us, the Escrow Agent and the underwriters. Under the terms of the escrow agreement, all checks from investors will be deposited into such account until such time as depositor and the underwriters until [date]. Funds in the escrow account may be invested in obligations of, or obligations guaranteed by, the United States government, bank money market accounts, or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as depositary or custodian for any such funds). If an investor’s subscription is not accepted, then we will return the investor’s funds promptly, without interest and without deduction. At the closing, the escrowed funds, less the underwriter’s fees and expenses, will be transferred to the depositor to for use as described in this prospectus under “Use of Proceeds.” Affiliates of the depositor and the sponsor have the right to purchase the offered certificates on the same terms and conditions as the certificates being purchased by the public.]

Distribution of the offered certificates will be made by the underwriter from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. The underwriter may effect those transactions by selling offered certificates to or through dealers and those dealers may receive from such underwriter, for which they act as agent, compensation in the form of underwriting discounts, concessions or commissions. The underwriter and any dealers that participate with such underwriter in the distribution of the offered certificates may be deemed to be an underwriter, and any discounts, commissions or concessions received by them, and any profits on resale of the offered certificates purchased by them, may be deemed to be underwriting discounts and commissions under the Securities Act.

The depositor has been advised by the underwriter that the underwriter [intends] [does not intend] to make a market in the offered certificates purchased by it but has no obligation to do so. There can be no assurance that a secondary market for the offered certificates will develop or, if it does develop, that it will continue.

The depositor has agreed to indemnify the underwriter against, or make contributions to the underwriter with respect to, certain liabilities, including liabilities under the Securities Act.

If and to the extent required by applicable law or regulation, this prospectus will also be used by the underwriter after the completion of the offering in connection with offers and sales related to market-making transactions in the offered certificates in which the underwriter acts as principal. Sales will be made at negotiated prices determined at the time of those sales.

One or more of the underwriters with respect to the securities, or affiliates of the underwriters, may engage in financing transactions with the depositor or affiliates of the depositor, including loans or repurchase agreements to provide financing of loans or other assets pending the transfer of those assets to the trust.

Legal Proceedings

[There are no material legal proceedings pending against the sponsor, the depositor, the trustee, the issuing entity, any servicer contemplated by Item 1108(a)(3) of Regulation AB, any originator contemplated by Item 1110(b) of Regulation AB, or any party contemplated by Item 1100(d)(1) of Regulation AB or with respect to which the property of any of the foregoing transaction parties are subject, that are material to the holders of the certificates. No legal proceedings against any of the foregoing transaction parties that are material to the certificateholders are known to be contemplated by governmental authorities. In October 2019, Thompson Hunt & Associates, LTD (“THA”), the sole member of the Sponsor, received a document request from the Securities and Exchange Commission, or the SEC, in connection with its investigation into possible violations of federal securities law. THA is investigating these matters internally and believes it is cooperating with all requests.]

Legal Matters

Certain legal matters in connection with the securities, including both federal income tax matters and the legality of the securities being offered by this prospectus will be passed upon for the depositor by Dechert LLP, Cira Centre, 2929 Arch Street, Philadelphia, PA 19104. Certain legal matters will be passed upon for the underwriters by [            ].

Financial Information

The depositor has determined that its financial statements are not material to investors in the securities offered by this prospectus. The securities will not represent an interest in or an obligation of the depositor.

A new trust has been formed for the securities, and the trust will not engage in any business activities or have any material assets or obligations before the issuance of the securities. Accordingly, no financial statements for the trust will be included in this prospectus.

Additional Information

The depositor has filed the registration statement with the SEC (Registration No. [______]). This prospectus is a part of the registration statement, but the registration statement includes additional information. The issuing entity will be subject to some of the information requirements of the Exchange Act and, accordingly, will file reports thereunder and reports required under the trust agreement with the SEC. The registration statement and the exhibits thereto, and reports and other information filed under the Exchange Act can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 on official business days between the hours of 10:00 a.m. and 3:00 p.m. and electronically through the SEC’s website (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Exchange Act reports as to any series filed with the SEC will be filed under the issuing entity’s name.

The issuing entity’s annual reports on Form 10-K (including reports of assessment of compliance with the servicing criteria established in Item 1122(d) of Regulation AB (Subpart 229.1100 - Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123) (the “AB Servicing Criteria”), attestation reports, and statements of compliance, discussed in “Servicing and Administration of the Trust—Evidence as to Compliance” in this prospectus), periodic distribution reports on Form 10-D, current reports on Form 8-K and amendments to those reports, together with such other reports to certificateholders or information about the offered certificates as shall have been filed with the SEC (and in each case as prepared and filed by the trustee) will be posted on the trustee’s Internet website as soon as reasonably practicable after they have been electronically filed with, or furnished to, the SEC. The address of the website is: http://www.            .com. In addition, historical performance data with respect to the sponsor’s previous securitization transactions may be found on the trustee’s website at http://www.            .com. Information provided through this Internet address is not provided by the depositor and will not be deemed to be a part of this prospectus or the registration statement for the certificates offered hereby. See “The Trust Agreement — Reports to Certificateholders.”

The depositor has met the registrant requirements of Section I.A.1. of the General Instructions of the Registration Statement.

Incorporation of Certain Information by Reference

[The following documents filed by the date of the filing of this prospectus filed in accordance with Rule 424(h) or Rule 424(b), as applicable, under the Securities Act are incorporated by reference into this prospectus:

(1) The disclosures filed as exhibits to Form ABS-EE in accordance with Items 601(b)(102) and Item 601(b)(103) of Regulation S-K under the Securities Act;

(2) [Additional Documents Incorporated by Reference].]

The SEC allows the depositor to “incorporate by reference” the information filed with the SEC by the depositor, under Section 13(a), 13(c) or 15(d) of the Exchange Act, that relates to a trust for securities. This means that the depositor can disclose important information to any investor by referring the investor to these documents. The information incorporated by reference is an important part of this prospectus, and information filed by the depositor with the SEC that relates to a trust for the securities will automatically update and supersede this information. With respect to the trust for the securities, all current reports on Form 8-K relating to such trust, all asset-backed issuer distribution reports on Form 10-D relating to such trust, and all annual reports on Form 10-K relating to such trust, including any amendments to such reports, filed by the depositor with the SEC subsequent to the date of this prospectus and prior to the termination of the offering of the related securities, shall be deemed to be incorporated by reference into this prospectus.

The submission of the documents and reports identified above will be accomplished by the depositor, or if applicable, the party specified in the trust agreement, as described in this prospectus.

The depositor will provide or cause to be provided without charge to each person to whom this prospectus is delivered in connection with the offering of one or more classes of the certificates, on written or oral request of that person, a copy of any or all reports incorporated in this prospectus by reference, in each case to the extent the reports relate to one or more of the classes of the related certificates, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference in the documents. Requests should be directed in writing to GNMAG Asset Backed Securitizations, LLC, The Empire State Building, 350 Fifth Avenue, 59th Floor, New York, NY 10118, Attention: Secretary or by telephone to (646) 402-9802].

Reports to Certificateholders and to the SEC

Periodic reports concerning the trust will be made available to certificateholders on the website of the party identified in this prospectus under “Additional Information.” For a description of these reports, see “The Trust Agreement — Reports to Certificateholders.”

Additionally, periodic and annual reports will be filed with the SEC required by the Exchange Act and may be inspected and copied at the public reference facilities maintained by the SEC or viewed electronically via the SEC’s website, in each case as described above under “Additional Information.” In addition, these reports will be available on the website of the party identified in this prospectus under “Additional Information.”

Ratings

The depositor has engaged [a] [two] nationally recognized statistical rating organization[s] to assign credit ratings to the offered certificates.

The ratings of the offered certificates will address the likelihood of the payment of principal and interest on the offered certificates according to their terms. [Each][The] engaged rating agency rating the offered certificates will monitor the ratings using its normal surveillance procedures. [Each][The] engaged rating agency, in its discretion, may change, qualify or withdraw an assigned rating at any time as to any class of offered certificates. Any rating action taken by one rating agency may not necessarily be taken by another rating agency. No transaction party will be responsible for monitoring any changes to the ratings on the offered certificates.

A certificate rating is not a recommendation to buy, sell or hold certificates and may be subject to revision or withdrawal at any time for any reason. No person or entity will be obligated to provide any additional credit enhancement with respect to the offered certificates. Any withdrawal of a rating may have an adverse effect on the liquidity and market price of the offered certificates. The ratings assigned to the offered certificates address the likelihood of the receipt by the certificateholders of all distributions to which the certificateholders are entitled by their respective final scheduled distribution dates. The ratings assigned to the offered certificates do not represent any assessment of the likelihood that principal prepayments might differ from those originally anticipated or address the possibility that certificateholders might suffer a lower than anticipated yield.

[We expect that the credit rating will be “EU Endorsed”.]

We cannot assure you that the rating [agencies][agency] will not lower or withdraw the ratings.

Index of Defined Terms

1986 Act	86
Accretion Directed Certificates	41
accretion termination date	44
AFR	83
Asset Group	41
ATR	18
ATR rules	18
beneficial owner	55
book-entry certificates	42
buydown	82
CD Rate	47
CD Rate Calculation Date	48
CD Rate Certificate	46
CD Rate Determination Date	47
certificates	iii
Clearstream	55
CMS Rate	51
CMS Rate Calculation Date	51
CMS Rate Certificate	46
CMS Rate Determination Date	51
Code	iv
Commercial Paper Rate	48
Commercial Paper Rate Calculation Date	48
Commercial Paper Rate Certificate	46
Commercial Paper Rate Determination Date	48
Component Certificates	42
Composite Quotations	47
Compound Value	44
cooperative corporation	56
COVID-19 Outbreak	24
Dated Date	4
Deficiency Event	65
definitive certificates	42
Disqualified Person	102
Dodd-Frank Act	17
DTC	55
DTC Rules	57
EEA	x
eligible asset representations reviewer	33
eligible investments	65
ERISA	9
ERISA Plans	102
Escrow Agent	108
EU Retention Requirements	x
Euroclear	55
Euroclear Operator	56
European Depositaries	57
Exchange Act	v
FATCA	99
Federal Funds Certificate	46
Federal Funds Rate	49
Federal Funds Rate Calculation Date	49
Federal Funds Rate Determination Date	49
FHA	29
Foreign Person	83
Ginnie Mae	iv, 6
Ginnie Mae certificate issuers/servicers	6
Ginnie Mae Certificates	iv
Global Securities	114
Guaranty Agreement	27
Housing Act	29
HUD	29
Independent Fiduciary	104
Index Maturity	47
indirect participants	56
inducement fees	95
Interest Accrual Period	47
Interest Reset Date	47
intermediary	92
Investment Company Act	iv
IRS	83
issuing entity	iv
LIBOR	49
LIBOR Certificate	46
LIBOR Determination Date	49
MIFID II	x
Money Market Yield	48
multi-class certificates offering	43
NCUA	105
No-Bid	82
NRSRO[s]	19
offered certificates	42
OID	84, 86
OID Regulations	87
Other Plan Law	103
OTS	106
PAC Method	87
PACs	41
participants	56
Party in Interest	102
pass through entity	95
PIH	29
Plan Asset Rule	102
Plans	102
PRIIPS Regulation	x
Primary Assets	26
prime rate	50
Prime Rate Certificate	46
Prospectus Regulation	x
PTCE	103

qualified intermediary	92
qualified mortgages	18
RD	29
Regular Certificate	84
Regulation RR	6
Relevant Depositary	57
Relief Act	80
Relief Act shortfalls	80
REMIC	9
REMIC Regulations	83
REMIC Residual Certificate	84
Reuters Screen ISDAFIX1 Page	52
Reuters Screen LIBO Page	49
Reuters Screen NYMF Page	50
Securities Act	ii
securities administrator	1
Similar Law	104
SMMEA	9
Startup Day	84
Stripped Agency Securities	30
Subordinate Certificates	42
TACs	41
tax avoidance potential	97
TCJA	84
Terms and Conditions	57
TIN	117
Title V	80
Treasury Rate	50
Treasury Rate Calculation Date	51
Treasury Rate Certificate	46
Treasury Rate Determination Date	51
trust	iv
trust account	76
trust agreement	64
U.S. Government Certificates Business Day	52
U.S. Person	83
U.S. Withholding Agent	116
UCC	69
UK	x
underlying mortgage loans	11
VA	29
VA Loans	29

Annex 1

Global Clearance, Settlement and Tax Documentation Procedures

Except in certain limited circumstances, the globally offered securities (the “Global Securities”) will be available only in book-entry form. Investors in the Global Securities may hold such Global Securities through any of DTC, Clearstream Luxembourg or Euroclear. The Global Securities will be tradable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors holding Global Securities through Clearstream Luxembourg and Euroclear will be conducted in the ordinary way in accordance with their normal rules and operating procedures and in accordance with conventional eurobond practice (seven calendar day settlement).

Secondary market trading between investors holding Global Securities through DTC will be conducted according to the rules and procedures applicable to U.S. corporate debt obligations and prior mortgage-backed securities issues.

Secondary cross-market trading between Clearstream Luxembourg or Euroclear and DTC Participants holding Global Securities will be effected on a delivery-against-payment basis through the respective depositaries of Clearstream Luxembourg and Euroclear (in such capacity) and a DTC Participant.

A holder that is not a United States person (as described below) of Global Securities will be subject to U.S. withholding taxes unless such holder meets certain requirements and delivers appropriate U.S. tax documents to the securities clearing organizations or their participants.

Initial Settlement

All Global Securities will be held in book-entry form by DTC in the name of Cede & Co. as nominee of DTC. Investors’ interests in the Global Securities will be represented through financial institutions acting on their behalf as direct and indirect Participants in DTC. As a result, Clearstream Luxembourg and Euroclear will hold positions on behalf of their participants through their respective Relevant Depositaries, which in turn will hold such positions in accounts as DTC Participants.

Investors electing to hold their Global Securities through DTC will follow the settlement practices applicable to prior mortgage loan asset backed securities issues. Investors’ securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Global Securities through Clearstream Luxembourg or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global security and no lock-up or restricted period. Global Securities will be credited to the certificates custody accounts on the settlement date against payment in same-day funds.

Secondary Market Trading

Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Trading Between DTC Participants.    Secondary market trading between DTC Participants will be settled using the procedures applicable to prior mortgage loan asset backed securities issues in same-day funds.

Trading Between Clearstream Luxembourg and/or Euroclear Participants.    Secondary market trading between Clearstream Luxembourg Participants or Euroclear Participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading Between DTC Seller and Clearstream Luxembourg or Euroclear Purchaser.    When Global Securities are to be transferred from the account of a DTC Participant to the account of a Clearstream Luxembourg Participant or a Euroclear Participant, the purchaser will send instructions to Clearstream Luxembourg or Euroclear through a Clearstream Luxembourg Participant or Euroclear Participant at least one business day prior to settlement. Clearstream Luxembourg or Euroclear will instruct the respective Relevant Depositary, as the case may be, to receive the Global Securities against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment date to and excluding the settlement date, on the basis of either the actual number of days in such accrual period and a year assumed to consist of 360 days or a 360-day year of twelve 30-day months as applicable to the related class of Global Securities. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by the respective Relevant Depositary of the DTC Participant’s account against delivery of the Global Securities. After settlement has been completed, the Global Securities will be credited to the respective clearing system, and by the clearing system, in accordance with its usual procedures, to the Clearstream Luxembourg Participant’s or Euroclear Participant’s account. The certificates credit will appear the next day (European time) and the cash debt will be back-valued to, and the interest on the Global Securities will accrue from, the value date (which would be the preceding day when settlement occurred in New York). If settlement is not completed on the intended value date (the trade fails), the Clearstream Luxembourg or Euroclear cash debt will be valued instead as of the actual settlement date.

Clearstream Luxembourg Participants and Euroclear Participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream Luxembourg or Euroclear. Under this approach, they may take on credit exposure to Clearstream Luxembourg or Euroclear until the Global Securities are credited to their accounts one day later.

As an alternative, if Clearstream Luxembourg or Euroclear has extended a line of credit to them, Clearstream Luxembourg Participants or Euroclear Participants can elect not to preposition funds and allow that credit line to be drawn upon the finance settlement. Under this procedure, Clearstream Luxembourg Participants or Euroclear Participants purchasing Global Securities would incur overdraft charges for one day, assuming they cleared the overdraft when the Global Securities were credited to their accounts. However, interest on the Global Securities would accrue from the value date. Therefore, in many cases the investment income on the Global Securities earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each Clearstream Luxembourg Participant’s or Euroclear Participant’s particular cost of funds.

Since the settlement is taking place during New York business hours, DTC Participants can employ their usual procedures for sending Global Securities to the respective European Depositary for the benefit of Clearstream Luxembourg Participants or Euroclear Participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC Participants a cross-market transaction will settle no differently than a trade between two DTC Participants.

Trading Between Clearstream Luxembourg or Euroclear Seller and DTC Purchaser.    Due to time zone differences in their favor, Clearstream Luxembourg Participants and Euroclear Participants may employ their customary procedures for transactions in which Global Securities are to be transferred by the respective clearing system, through the respective Relevant Depositary, to a DTC Participant. The seller will send instructions to Clearstream Luxembourg or Euroclear through a Clearstream Luxembourg Participant or Euroclear Participant at least one business day prior to settlement. In these cases, Clearstream Luxembourg or Euroclear will instruct the respective Relevant Depositary, as appropriate, to deliver the Global Securities to the DTC Participant’s account against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment to and excluding the settlement date on the basis of either the actual number of days in such accrual period and a year assumed to consist of 360 days or a 360-day year of twelve 30-day months as applicable to the related class of Global Securities. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the Clearstream Luxembourg Participant or Euroclear Participant the following day, and receipt of the cash proceeds in the Clearstream Luxembourg Participant’s or Euroclear Participant’s account would be back-valued to the value date (which would be the preceding day, when settlement occurred in New York). Should the Clearstream Luxembourg Participant or Euroclear Participant have a line of credit with its respective clearing system and elect to be in debt in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft incurred over that one day period. If settlement is not completed on the intended value date (the trade fails), receipt of the cash proceeds in the Clearstream Luxembourg Participant’s or Euroclear Participant’s account would instead be valued as of the actual settlement date.

Finally, day traders that use Clearstream Luxembourg or Euroclear and that purchase Global Securities from DTC Participants for delivery to Clearstream Luxembourg Participants or Euroclear Participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

(a)     borrowing through Clearstream Luxembourg or Euroclear for one day (until the purchase side of the day trade is reflected in their Clearstream Luxembourg or Euroclear accounts) in accordance with the clearing system’s customary procedures;

(b)    borrowing the Global Securities in the U.S. from a DTC Participant no later than one day prior to the settlement, which would give the Global Securities sufficient time to be reflected in their Clearstream Luxembourg or Euroclear account in order to settle the sale side of the trade; or

(c)     staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Clearstream Luxembourg or Euroclear Participant.

Certain U.S. Federal Income Tax Documentation Requirements

A holder that is not a United States person within the meaning of Section 7701(a)(30) of the Code holding a book-entry certificate through Clearstream Luxembourg, Euroclear or DTC may be subject to U.S. withholding tax at a rate of 30% unless such holder provides certain documentation to the trustee or to the U.S. entity required to withhold tax (the “U.S. Withholding Agent”) establishing an exemption from withholding. A holder that is not a United States person may be subject to 30% withholding unless:

I.       The trustee or the U.S. Withholding Agent receives a statement —

(a)     from the holder on IRS Form W-8BEN (or any successor form) that —

(i)     is signed by the securityholder under penalties of perjury,

(ii)    certifies that such owner is not a United States person, and

(iii)   provides the name and address of the securityholder, or

(b)    from a securities clearing organization, a bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business that —

(i)     is signed under penalties of perjury by an authorized representative of the financial institution,

(ii)    states that the financial institution has received an IRS Form W-8BEN (or any successor form) from the securityholder or that another financial institution acting on behalf of the securityholder has received such IRS Form W-8BEN (or any successor form),

(iii)   provides the name and address of the securityholder, and

(iv)   attaches the IRS Form W-8BEN (or any successor form) provided by the securityholder;

II.     The holder claims an exemption or reduced rate based on a treaty and provides a properly executed IRS Form W-8BEN (or any successor form) to the trustee or the U.S. Withholding Agent;

III.    The holder claims an exemption stating that the income is effectively connected to a U.S. trade or business and provides a properly executed IRS Form W-8ECI (or any successor form) to the trustee or the U.S. Withholding Agent; or

IV.     The holder is a nonwithholding partnership and provides a properly executed IRS Form W-8IMY (or any successor form) with all necessary attachments to the trustee or the U.S. Withholding Agent. Certain pass-through entities that have entered into agreements with the Internal Revenue Service (for example qualified intermediaries) may be subject to different documentation requirements; such holders are encouraged to consult with their tax advisors when purchasing the Global Securities.

A holder holding book-entry securities through Clearstream Luxembourg or Euroclear provides the forms and statements referred to above by submitting them to the person through which he holds an interest in the book-entry securities, which is the clearing agency, in the case of persons holding directly on the books of the clearing agency. Under certain circumstances a Form W-8BEN, if furnished with a taxpayer identification number (a “TIN”), will remain in effect until the status of the beneficial owner changes, or a change in circumstances makes any information on the form incorrect. A Form W-8BEN, if furnished without a TIN, and a Form W-8ECI will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect.

In addition, all holders holding book-entry securities through Clearstream Luxembourg, Euroclear or DTC may be subject to backup withholding at a rate of up to 31% unless the holder:

I.       Provides a properly executed IRS Form W-8BEN, Form W-8ECI or Form W-8IMY (or any successor forms) if that person is not a United States person;

II.     Provides a properly executed IRS Form W-9 (or any substitute form) if that person is a United States person; or

III.    Is a corporation, within the meaning of Section 7701(a) of the Code, or otherwise establishes that it is a recipient exempt from United States backup withholding.

This summary does not deal with all aspects of federal income tax withholding or backup withholding that may be relevant to investors that are not United States persons within the meaning of Section 7701(a)(30) of the Code. Such investors are encouraged to consult their own tax advisors for specific tax advice concerning their holding and disposing of the book-entry securities.

The term “United States person” means (1) a citizen or resident of the United States, (2) a corporation or partnership organized in or under the laws of the United States or any state or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (3) an estate the income of which is includible in gross income for United States tax purposes, regardless of its source, (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, and (5) to the extent provided in regulations, certain trusts in existence on August 20, 1996, that are treated as United States persons.

Annex A

Static Pool Information

The following information related to the Ginnie Mae Certificates will be provided in the static pool information:

•        the number of Ginnie Mae Certificates;

•        the original balance for each Ginnie Mae Certificate;

•        the weighted average interest rate;

•        the weighted average original term to maturity;

•        the weighted average remaining term to maturity;

•        the Ginnie Mae Certificate type(s);

•        delinquencies;

•        cumulative losses; and

•        prepayments on the Ginnie Mae Certificates.

Exhibit 1
Certain Characteristics of the Ginnie Mae Certificates

The following tables set forth certain information as of the Closing Date for the Ginnie Mae Certificates. See “The Certificates.”

CUSIP	[__]
Type of Ginnie Mae Certificate	[__]
Ginnie Mae Pool No.	[__]
Issue Date	[__]
Initial Outstanding Principal Amount	[__]
Ginnie Mae Certificate Interest Rate	[__]
Stated Maturity Date	[__]
Ginnie Mae Certificate Scheduled Distribution Dates	20th of each month, or if not a business day, the following business day
Issuer	Multiple
Reporting Period	[__]
Delinquency Status	current
Type of Payments	[__]
Weighted Average Original Loan Term	[__]
Weighted Average Coupon	[__]
Weighted Average Remaining Term to Maturity	[__]
Weighted Average Loan Age	[__]

Exhibit 2
Principal Decrement Tables

Percent of Original Certificate Principal Balance Outstanding at the
Respective Percentages of the Indicated Prepayment Assumption (1)

	Class [ ]
	Percentage of CPR
Distribution Date	0%	10%	15%	20%	25%	30%	40%
Initial Percentage	100%	100%	100%	100%	100%	100%	100%
[ ]
Weighted Average Life Years to Maturity
Years to Optional Termination

____________

(1)      Rounded to the nearest whole percentage.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information or to make any representations not contained in this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the certificates offered hereby by anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation.

$[            ] (Approximate)

GNMAG Asset Backed Securitizations Trust, Series [    ]

Agency Security Pass-Through Certificates, Series [            ]

GMTH Holdings, LLC
Sponsor

GNMAG Asset Backed Securitizations, LLC
Depositor

GNMAG Asset Backed Securitizations Trust, Series [    ]
Issuing Entity

__________________________________

PROSPECTUS

__________________________________

[UNDERWRITER]	[UNDERWRITER]	[UNDERWRITER]

[__], 201[  ]

Dealers will be required to deliver a prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the certificates, whether or not participating in this offering, may be required to deliver a prospectus until ninety days after the date of this prospectus.

Part 2

Information Not Required in Prospectus

Item 12.     Other Expenses of Issuance and Distribution.

Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance and distribution of the offered certificates.

SEC Filing Fee	$	*
Trustee’s Fees and Expenses (including counsel fees)		*
Printing and Engraving Costs		*
Rating Agency Fees		*
Legal Fees and Expenses		*
Blue Sky Qualification and Legal Investment Fees and Expenses		*
Accounting Fees and Expenses		*
Miscellaneous		*
Total	$	*

____________

*        Amounts to be completed in an amendment to this Form SF-3. The registration fee for the securities is being deferred in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

Item 13.     Indemnification of Directors and Officers.

The registrant’s limited liability company agreement provides that directors and officers of the registrant will be indemnified as permitted by Delaware law. The registrant’s limited liability company agreement provides, in substance, that the registrant has the power, under specified circumstances, to indemnify its directors, officers, employees or agents in connection with actions, suits or proceedings involving any of them by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding.

The form of the Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides that the registrant will indemnify and reimburse the underwriter(s) and each controlling person of the underwriter(s) with respect to certain expenses and liabilities, including liabilities under the 1933 Act or other federal or state regulations or under the common law, which arise out of or are based on certain material misstatements or omissions in the Registration Statement. In addition, the Underwriting Agreement provides that the underwriter(s) will similarly indemnify and reimburse the registrant and its controlling persons with respect to certain material misstatements or omissions in the Registration Statement which are based on certain written information furnished by the underwriter(s) for use in connection with the preparation of the Registration Statement.

Item 14.     Exhibits.

1.1(1)	Form of Underwriting Agreement
3.1(1)	Certificate of Formation of GNMAG Asset Backed Securitizations, LLC
3.2(1)	Limited Liability Company Agreement of GNMAG Asset Backed Securitizations, LLC
4.1(1)	Form of Trust Agreement
4.2(1)	Form of Ginnie Mae Certificate Purchase Agreement
4.3(1)	Form of Purchase and Contribution Agreement
5.1(1)	Opinion of Dechert LLP as to legality (including consent of such firm)
8.1(1)	Opinion of Dechert LLP with respect to tax matters (including consent of such firm)

10.1(1)	Form of Asset Representations Review Agreement
23.1(1)	Consent of Dechert LLP (included in Exhibits 5.1 and 8.1)
24.1(1)	Powers of Attorney of officers and directors of GNMAG Asset Backed Securitizations, LLC (included in the signature pages to the initial filing of this Registration Statement)
36.1(1)	Form of Depositor certification for shelf offerings of asset-backed securities
102.1(2)	Asset Data File
103.1(2)	Asset related documents

____________

(1)      Filed previously in Registration Statement No. 333-220994 and incorporated herein by reference.

(2)      To be filed as an exhibit to Form ABS-EE and incorporated into the prospectus to the extent required by applicable law or regulation.

Item 15.     Undertakings

A.     Undertaking in respect of Rule 415 offering.

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)     to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    to reflect in this prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of certificates offered (if the total dollar value of certificates offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change of such information in the Registration Statement;

provided, however, that paragraphs (i), (ii) and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the Registration Statement; and

provided, further, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR §229.1100(c)).

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the certificates offered therein, and the offering of such certificates at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the certificates being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining any liability under the Securities Act, to any purchaser:

(i)     Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)    Each prospectus required to be filed pursuant to § 230.424(b)(2), (b)(5), or (b)(7) of this chapter as part of a registration statement in reliance on § 230.430D of this chapter relating to an offering made pursuant to § 230.415(a)(1)(vii) or (a)(1)(xii) of this chapter for the purpose of providing the information required by section 10(a) of the Securities Act (15 U.S.C. 77j(a)) shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of certificates in the offering described in the prospectus. As provided in § 230.430D of this chapter, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the certificates in the registration statement to which that prospectus relates, and the offering of such certificates at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)    That, for the purpose of determining liability of the Registrant under the Securities Act, to any purchaser in the initial distribution of the certificates:

The undersigned Registrant undertakes that in a primary offering of certificates of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the certificates to the purchaser, if the certificates are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such certificates to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its certificates provided by or on behalf of the undersigned Registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)    If the registrant is relying on § 230.430D of this chapter, with respect to any offering of securities registered on Form SF-3 (§ 239.45 of this chapter), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with § 230.424(h) and § 230.430D of this chapter.

B.      Undertaking in respect of filings incorporating subsequent Exchange Act documents by reference.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the certificates offered therein, and the offering of such certificates at that time shall be deemed to be the initial bona fide offering thereof.

C.     Undertaking in respect of indemnification.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the certificates being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

D.     Undertakings for registration statement permitted by Rule 430A.

The undersigned Registrant hereby undertakes that:

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the certificates offered therein, and the offering of such certificates at that time shall be deemed to be the initial bona fide offering thereof.

E.      Undertaking regarding the qualification of trust indentures under the Trust Indenture Act for delayed offerings.

The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended, in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act of 1939, as amended.

F.      Undertaking in respect of filings regarding asset-backed securities incorporating by reference subsequent Exchange Act documents by third parties.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the certificates offered therein, and the offering of such certificates at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Registration Statement on Form SF-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 4th day of December, 2020.

GNMAG Asset Backed Securitizations, LLC
By:	GMTH Holdings, LLC, its Designated Manager
By:	/s/ Marcine Renkenberger
Name: Marcine Renkenberger
Title: Designated Manager

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Marcine Renkenberger, Chris Vaughan and Rita Mousa, or each of them individually, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for and in such person’s name, place and stead, in the capacities indicated below, to sign this registration statement on Form SF-3 of GNMAG Asset Backed Securitizations, LLC and any and all amendments (including post-effective amendments) thereto, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might, or could, do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form SF-3 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Chris Vaughan	President and Chief Executive Officer of	December 4, 2020
Chris Vaughan	GNMAG Asset Backed Securitizations, LLC
/s/ Rita Mousa	Principal Financial Officer and Principal	December 4, 2020
Rita Mousa	Accounting Officer of GNMAG Asset Backed Securitizations, LLC
/s/ Marcine Renkenberger	Manager of GNMAG Asset Backed	December 4, 2020
Marcine Renkenberger	Securitizations, LLC and the Designated Manager of GMTH Holdings, LLC, which is the Designated Manager of GNMAG Asset Backed Securitizations, LLC

Exhibit Index

1.1(1)	Form of Underwriting Agreement
3.1(1)	Certificate of Formation of GNMAG Asset Backed Securitizations, LLC
3.2(1)	Limited Liability Company Agreement of GNMAG Asset Backed Securitizations, LLC
4.1(1)	Form of Trust Agreement
4.2(1)	Form of Ginnie Mae Certificate Purchase Agreement
4.3(1)	Form of Purchase and Contribution Agreement
5.1(1)	Opinion of Dechert LLP as to legality (including consent of such firm)
8.1(1)	Opinion of Dechert LLP with respect to tax matters (including consent of such firm)
10.1(1)	Form of Asset Representations Review Agreement
23.1(1)	Consent of Dechert LLP (included in Exhibits 5.1 and 8.1)
24.1(1)	Powers of Attorney of officers and directors of GNMAG Asset Backed Securitizations, LLC (included in the signature pages to the initial filing of this Registration Statement)
36.1(1)	Form of Depositor certification for shelf offerings of asset-backed securities
102.1(2)	Asset Data File
103.1(2)	Asset related documents

____________

(1)      Filed previously in Registration Statement No. 333-220994 and incorporated herein by reference.

(2)      To be filed as an exhibit to Form ABS-EE and incorporated into the prospectus to the extent required by applicable law or regulation.